UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



economic and financial analysis report 4Q23

in this report you will find

Managerial Analysis of Results

Management Report

Consolidated Financial Statements

videoconference commenting on the results

February 7th at 8h30 AM
(US Eastern Time)

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

bradesco

The year 2023 was challenging, but adjustment initiatives we implemented have already begun to show positive effects. The default began to fall and we reaccelerated the origination of credit in retail. The year of 2024 will be transitional, as indicated in the guidance. Aware of the need for transformation of the bank, we are now accelerating and deepening the changes in Bradesco. We started to execute a strategic plan unparalleled in the history of the bank. We will transform business, and accelerate the agendas of people, culture and technology. The success of this transformation will enable us to improve our profitability. We believe in a trajectory of recovery of profitability over time, with more evident signs starting in 2025.

The recurring net income was R$16.3 billion in 2023, impacted by ALL expenses and contraction of the client NII.

In operational terms, we saw the delinquency ratio over 90 days arrive at its peak in Jun23 and begin to fall gradually from then on. This trend is expected to continue in 2024. Because of this, the cost of credit was still high in 2023, but it should already show gradual improvement this year and in the following years.

Credit origination accelerated in 2H23, which should continue, and allow loan portfolio growth between 7% and 11% in 2024, as indicated in the guidance. The new crops have been presenting high credit quality, even when we accelerate the origination. Highlight is the acceleration of credit in the retail and MPME, segments in which we are leaders and have higher potential profitability. Considering the quality of the new crops, we see room to continue expanding the origination.

The client NII contracted in 2023, reflecting the reduction of credit origination and mix change but should recover with the increase in the ongoing origination. More expressive improvement should only be seen in 2H24 with the increase in credit volume and margin.

One of the positive highlights was the insurance operation that closed the year with a ROE of 22.4%, with a strong growth in turnover of 11.8% in 2023. The operating result of insurance showed growth of 21.1% in the year, with an improvement in the claims ratio and a strong financial result. We believe that prospects remain positive for 2024.

Our Tier I Capital closed the year at 13.2%, increasing 0.8 p.p. from the previous year. We have allocated R$11.3 billion to our shareholders.

We are accelerating the transformation of the bank, with the execution of a strategic plan that starts with a deep and realistic diagnosis and has clear ambitions. The implementation of this plan will extend over the next few years. We will already reap good results in 2024, but the benefits will grow from 2025.

Bradesco will continue to be complete, with capillarity, and close to the client. We will have physical and digital, always humanized. We will adjust our way of serving to improve the experience and deliver more value to the client, and increase our efficiency.

We are changing the culture without losing our values. We want a culture of transformers, an agile bank at scale, one that is customer-centric.

We have accelerated some initiatives and introduced new ones. The people's agenda will enable the changes we will make, preparing for continuous evolution.

Our plan was built on top of our historical fortresses, and we are unique on several fronts. We have already started from a high base:

- We have 71 million active clients.
- We are the largest insurance group in Latin America.
- We are leaders in SMEs and top 3 in the main client segments.
- We have a wide range of services and products, perhaps the broadest on the market.
- We have capillarity that brings us closer to clients through different channels. Only Bradesco Expresso has 38 thousand points.
- We are a complete bank, mixing physical and digital, serving all segments of the population, in all geographies.
- Private bank most remembered by Brazilians.
- We have talent engaged and aligned with our purposes, which gives us strong ability to execute.

Our strategic agenda aims to resume our historical profitability in a sustainable way over the next few years. We changed the organizational structure, reducing hierarchical levels and giving greater power and autonomy to executives. We will have a 100% team dedicated to the execution of changes, transforming business and accelerating the agendas of people, culture and technology, allowing us to be more competitive in an environment of constant change.

To conclude, we highlight that we have integrated the Dow Jones Sustainability Index for the 18th consecutive time, being considered a reference in the theme of "transparency and reporting". We were also recognized in the S&P Global's "Sustainability Yearbook" for the 6th consecutive time. The highlight was the ranking among the best assessments in sustainable banking practices in the world. Our consistent market presence positions us among the leading companies in sustainable practices, both nationally and internationally, reinforcing our long-term commitment to sustainable development embedded in our business and operations.

enjoy the reading!

2023 | 4Q23

RECURRING NET INCOME

R$16.3 bi

▲ **80.4**% | 4Q23 vs. 4Q22 (y/y) ▽ **21.2**% | 12M23 vs. 12M22 (23 vs. 22)

ROAE ACCRUED

10.0%

ER ACCRUED

48.7%

R$11.3 bi of Interest on Shareholders' Equity (gross) > payout of 79% in 2023

EXPANDED LOAN PORTFOLIO

R$877.3 bi

Stable in the quarter

DELINQUENCY RATIO

15 TO 90 DAYS

4.1%

Stable

OVER 90 DAYS

5.1%

▼ Improvement

0.5 p.p. q/q

BASEL | TIER I

13.2%

▲ Improvement

0.8 p.p. y/y

NET INTEREST INCOME

R$65.2 bi

▽ **3.3**% y/y ▽ **1.8**% 23 vs. 22

FEE AND COMMISSION INCOME

R$35.6 bi

▽ **2.4**% y/y ▽ **0.1**% 23 vs. 22

OPERATING EXPENSES

R$54.2 bi

△ **10.7**% y/y △ **10.4**% 23 vs. 22

INSURANCE GROUP

RECURRING NET INCOME

R$8.9 bi

▲ **31.4**% y/y

▲ **32.2**% 23 vs. 22

ROAE ACCRUED **22.4%**

RESULT OF OPERATIONS **R$17.9 bi**

▲ **10.3**% y/y ▲ **21.1**% 23 vs. 22

recurring net income statement

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Net Interest Income	**16,128**	**15,859**	**16,677**	**65,196**	**66,382**	**1.7**	**(3.3)**	**(1.8)**
- Client NII	15,432	15,836	17,480	64,885	67,773	(2.6)	(11.7)	(4.3)
- Market NII	696	23	(803)	311	(1,391)	-	-	-
\\ Expanded ALL	**(10,524)**	**(9,188)**	**(14,881)**	**(39,545)**	**(32,297)**	**14.5**	**(29.3)**	**22.4**
\\ Net Interest Margin	**5,604**	**6,671**	**1,796**	**25,651**	**34,085**	**(16.0)**	**-**	**(24.7)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,745	4,624	4,300	17,879	14,761	2.6	10.3	21.1
Fee and Commission Income	9,028	9,112	9,251	35,642	35,694	(0.9)	(2.4)	(0.1)
Operating Expenses	(14,935)	(13,428)	(13,491)	(54,230)	(49,140)	11.2	10.7	10.4
Personnel Expenses	(6,516)	(6,206)	(5,967)	(24,908)	(23,405)	5.0	9.2	6.4
Other Administrative Expenses	(5,972)	(5,651)	(6,055)	(22,600)	(22,055)	5.7	(1.4)	2.5
Other Income / (Operating Expenses)	(2,447)	(1,571)	(1,469)	(6,722)	(3,680)	55.8	66.6	82.7
Tax Expenses	(2,077)	(1,908)	(2,031)	(7,942)	(7,993)	8.9	2.3	(0.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	134	169	76	573	233	(20.7)	76.3	-
\\ Operating Income	**2,499**	**5,240**	**(99)**	**17,573**	**27,640**	**(52.3)**	**-**	**(36.4)**
Non-Operating Income	67	16	28	139	131	-	-	6.1
Income Tax / Social Contribution	390	(534)	1,745	(1,036)	(6,758)	-	(77.7)	(84.7)
Non-controlling interests in subsidiaries	(78)	(101)	(79)	(379)	(333)	(22.8)	(1.3)	13.8
\\ Recurring Net Income	**2,878**	**4,621**	**1,595**	**16,297**	**20,680**	**(37.7)**	**80.4**	**(21.2)**
Non-Recurring Events	**(1,175)**	**-**	**(158)**	**(1,175)**	**52**	**-**	**-**	**-**
Provision for Restructuring [1]	(570)	-	-	(570)	-	-	-	-
Contingent Liabilities	(547)	-	-	(547)	-	-	-	-
Impairment of Non-Financial Assets [2]	(58)	-	(109)	(58)	(109)	-	-	-
Other [3]	-	-	(49)	-	162	-	-	-
Book Net Income	**1,703**	**4,621**	**1,437**	**15,122**	**20,732**	**(63.1)**	**18.5**	**(27.1)**

(1) Restructuring, mainly, in the branch network; **(2)** Includes impairment of assets related to the acquisition of rights to fee and commission income and software; and **(3)** Includes, mainly, the demutualization of investment in CIP and amortization of goodwill.

Profit Movement in the quarter | R$ millions



4,621
(404)
673
▲269
314
(1,650)
▼(1,336)
(84)
(1,507)
121
794
2,878
3Q23
Client NII
Market NII
Net Interest Margin
Retail
Wholesale
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
4Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
13.1
10.6
10.9
11.0
10.0
10.3
3.9
10.6
11.1
11.3
6.9
4Q22
1Q23
2Q
3Q
4Q
Accrued
Quartely
Without Large Corporate Client 100% Provisioned

ER / Risk-Adjusted ER



%
74.7
79.8
84.8
86.6
84.2
45.1
45.9
46.8
47.3
48.7
47.7
47.1
46.1
48.2
53.4
4Q22
1Q23
2Q
3Q
4Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	4Q23	3Q23	4Q22	12M23	12M22	4Q23 x 3Q23 R$	4Q23 x 3Q23 %	4Q23 x 4Q22 R$	4Q23 x 4Q22 %	12M23 x 12M22 R$	12M23 x 12M22 %
\\ Net Interest Income	**16,128**	**15,859**	**16,677**	**65,196**	**66,382**	**269**	**1.7**	**(549)**	**(3.3)**	**(1,186)**	**(1.8)**
\\ Client NII [(1)]	**15,432**	**15,836**	**17,480**	**64,885**	**67,773**	**(404)**	**(2.6)**	**(2,048)**	**(11.7)**	**(2,888)**	**(4.3)**
Average Balance	718,376	710,718	730,226	716,865	708,144	135		(231)		678	
Average Rate	8.8%	9.1%	9.8%	9.1%	9.6%	(539)		(1,819)		(3,566)	
\\ Market NII [(2)]	**696**	**23**	**(803)**	**311**	**(1,391)**	**673**	**-**	**1,499**	**-**	**1,702**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII

Client NII | Indicators



9.8
9.9
9.7
9.1
8.8
1.4 (1)
4.2
3.6
3.8
2.7
R$ billion
17.5
17.0
16.7
15.8
15.4
14.9 (2)
9.5
10.3
9.2
10.5
2.6
7.4
6.3
6.6
4.9
4Q22
1Q23
2Q
3Q
4Q
Net Margin
Expanded ALL
Gross NIM Annualized (%)
Net NIM Annualized (%)

Product Mix - Individuals



%
2023
25.1
24.5
19.7
14.7
9.0
7.0
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

(1) It excludes the effect of the ALL of a Large Corporate client and Portfolio Assignments, the net NIM would be 3.9%; and
(2) It considers the ALL of a 100% provisioned Large Corporate client.

Change in the client NII | R$ million



15,836
135
(10)
(411)
(118)
15,432
3Q23
Average Volume
Spread / Funding margin
Products Mix
Number of Days
4Q23
67,773
678
(992)
(2,493)
(81)
64,885
12M22
Average Volume
Spread / Funding margin
Products Mix
Number of Days
12M23

The client NII decreased by 2.6% compared to 3Q23 and 4.3% in the accumulated 12M23, impacted by the reduction of the spread and the mix of products with lower risk and better quality in the new concessions, reducing the average margin rate in the periods. In this quarter, we observed an increase in the margin resulting from the growth of the average balance of operations, highlighting the highest production in retail. The worsening of the net client NII of ALL includes higher expenses with ALL of the Wholesale segment, which was partially offset by the improvement of retail expenses.

Market NII

The market NII maintained the recovery trajectory with an increase of R$673 million compared to the previous quarter and R$1.7 billion compared to the accumulated 12M22, performance related to the improvement of ALM results.

main funding sources

Funds Raised and Managed

R$3.0 tri △ 2.2% q/q △ 7.9% y/y

Dec23

Funds Raised △ 7.6% y/y

Funds and Managed Portfolios △ 8.2% y/y

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
Demand Deposits	51,083	43,599	58,029	17.2	(12.0)
Savings Deposits	131,004	127,331	134,624	2.9	(2.7)
Time Deposits + Debentures	458,247	450,229	415,368	1.8	10.3
Borrowings and Onlending	48,751	52,733	58,595	(7.6)	(16.8)
Funds from Issuance of Securities	256,325	240,457	226,815	6.6	13.0
Subordinated Debts	50,338	49,614	52,241	1.5	(3.6)
\\ Subtotal	**995,749**	**963,961**	**945,673**	**3.3**	**5.3**
Obligations for Repurchase Agreements (1)	288,730	293,049	248,632	(1.5)	16.1
Interbank Deposits	2,355	2,101	1,553	12.1	51.6
Working Capital (Own/Managed)	128,256	130,358	124,282	(1.6)	3.2
Foreign Exchange Portfolio	19,028	22,746	23,535	(16.3)	(19.2)
Payment of Taxes and Other Contributions	940	6,171	729	(84.8)	28.9
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	360,803	349,569	324,024	3.2	11.4
\\ Funds raised	**1,795,860**	**1,767,954**	**1,668,429**	**1.6**	**7.6**
\\ Investment Funds and Managed Portfolios	**1,192,511**	**1,156,493**	**1,102,156**	**3.1**	**8.2**
\\ Total Assets under Management	**2,988,371**	**2,924,447**	**2,770,585**	**2.2**	**7.9**

(1) It does not consider debentures.

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	52,023	49,769	58,758	4.5	(11.5)
Savings Deposits	131,004	127,331	134,624	2.9	(2.7)
Time Deposits + Debentures	458,247	450,229	415,368	1.8	10.3
Funds from Financial Bills	248,956	232,638	214,424	7.0	16.1
\\ Customer Funds (1)	**890,230**	**859,966**	**823,175**	**3.5**	**8.1**
(-) Reserve Requirements	(133,722)	(119,165)	(101,974)	12.2	31.1
(-) Available Funds (Brazil)	(14,862)	(14,121)	(14,617)	5.2	1.7
\\ Customer Funds Net of Reserve Requirements	**741,646**	**726,680**	**706,585**	**2.1**	**5.0**
Borrowings and Onlending	48,751	52,733	58,595	(7.6)	(16.8)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	88,289	85,914	97,730	2.8	(9.7)
\\ Total Funding (A)	**878,687**	**865,327**	**862,910**	**1.5**	**1.8**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**771,056**	**776,510**	**792,923**	**(0.7)**	**(2.8)**
\\ B / A	**87.8%**	**89.7%**	**91.9%**	**(1.9) p.p.**	**(4.1) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

R$877.3 bi

Stable in the quarter
▽ 1.6% y/y

Individuals
△ 1.3% q/q △ 1.2% y/y

Companies

	q/q	y/y
SMEs	△ 1.5%	▽ 4.8%
LC	▽ 2.1%	▽ 3.0%
total	▽ 0.9%	▽ 3.6%

highlights

rural loans | Individuals
△12.1% q/q △9.8% y/y

real estate financing | Individuals
△1.7% q/q △5.5% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec23	Sept23	Dec22	Variation % Quartely	Variation % 12 months
Individuals	360,268	356,443	357,614	1.1	0.7
Companies	266,973	270,085	298,818	(1.2)	(10.7)
\\ Loan Portfolio - Bacen	**627,240**	**626,529**	**656,431**	**0.1**	**(4.4)**
Sureties and Guarantees	106,229	100,990	99,010	5.2	7.3
Securities (1)	97,773	104,140	96,609	(6.1)	1.2
Other	46,043	45,841	39,883	0.4	15.4
\\ Expanded Loan Portfolio (2)	**877,285**	**877,500**	**891,933**	**-**	**(1.6)**
\\ Companies	**511,844**	**516,650**	**530,831**	**(0.9)**	**(3.6)**
Large Corporates	343,997	351,360	354,585	(2.1)	(3.0)
Micro, Small and Medium-Sized Enterprises	167,847	165,290	176,246	1.5	(4.8)
\\ Individuals	**365,442**	**360,850**	**361,101**	**1.3**	**1.2**
	Without exchange variation			**0.2**	**(1.1)**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and **(2)** Includes the write off effect of part of the operations of a specific Large Corporate client. Disregarding this effect, the expanded loan portfolio would increase by 0.3% in the quarter and a reduction of (1.3)% in 12 months. In Companies, the variations would be (0.3)% and (3.0)%, respectively.

Stability in the quarter, with increased operations in Individuals, mainly in products with guarantees reflecting the repositioning of the credit policy focused on lower risk modalities, which continue to gain participation in the mix. In the year, the variation reflects the reduction in operations with micro, small and medium-sized enterprises.

Changes in Expanded Loan Portfolio



R$ million
877,500
4,592
2,557
(7,364)
877,285
Sept23
Individuals
SMEs
Large Corporates
Dec23



R$ million
891,933
4,341
(8,399)
(10,588)
877,285
Dec22
Individuals
SMEs
Large Corporates
Dec23

R$27 bi of **credits released** in 4Q23 through digital channels, with emphasis on payroll-deductible loans.

(Total of R$68 bi loans released in 4Q23).

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Dec23	Sept23	Dec22	Variation % Quarter	Variation % 12 months
\\ Individuals	**365,442**	**360,850**	**361,101**	**1.3**	**1.2**
Consumer Financing	**250,370**	**249,463**	**252,114**	**0.4**	**(0.7)**
Payroll-deductible Loans	91,838	90,544	89,167	1.4	3.0
Credit Card	71,928	70,452	69,955	2.1	2.8
Personal Loans	53,578	55,429	57,185	(3.3)	(6.3)
CDC/Vehicle Leasing	33,025	33,039	35,807	-	(7.8)
Real Estate Financing	**89,399**	**87,915**	**84,701**	**1.7**	**5.5**
Other Products	**25,673**	**23,472**	**24,287**	**9.4**	**5.7**
Rural Loans	16,726	14,920	15,239	12.1	9.8
Other	8,947	8,552	9,047	4.6	(1.1)
\\ Companies	**511,844**	**516,650**	**530,831**	**(0.9)**	**(3.6)**
Working Capital	130,528	129,337	156,603	0.9	(16.7)
Foreign Trade Finance	36,875	41,152	48,628	(10.4)	(24.2)
Real Estate Financing	24,538	23,395	20,631	4.9	18.9
BNDES/Finame Onlendings	16,771	16,548	15,884	1.3	5.6
CDC/Leasing	27,331	26,953	27,275	1.4	0.2
Rural Loans	34,610	35,293	24,105	(1.9)	43.6
Sureties and Guarantees	105,247	100,429	98,394	4.8	7.0
Securities	97,773	104,140	96,609	(6.1)	1.2
Other	38,172	39,401	42,703	(3.1)	(10.6)
\\ Expanded Loan Portfolio	**877,285**	**877,500**	**891,933**	**-**	**(1.6)**
Real	814,517	815,784	835,811	(0.2)	(2.5)
Foreign Currency	62,768	61,716	56,122	1.7	11.8

Portfolio Mix
%



44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Product Mix Companies



Dec23
Working Capital 26%
Sureties and Guarantees 21%
Securities 19%
Foreign Trade Finance 7%
Other 27%

loan portfolio

Real Estate Financing

Portfolio
R$ billion


▲ 2%
105.3
107.2
108.7
111.3
113.9
20.6
21.1
22.2
23.4
24.5
84.7
86.1
86.5
87.9
89.4
Dec22
Mar23
June
Sept
Dec
Individuals
Companies

Origination
R$ millions


▲ 32%
7,603
6,060
4,307
5,889
7,795
3,916
2,009
1,734
2,472
3,980
3,687
4,050
2,573
3,416
3,815
4Q22
1Q23
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q23

Average term: **354 Months**

R$780 Thousand	R$470 Thousand	60.2%	51.4%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed


▲ 49%
22,569
15,092
10,586
12,720
18,971
12,832
6,572
4,736
5,569
10,892
9,737
8,520
5,850
7,151
8,079
4Q22
1Q23
2Q
3Q
4Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
60.9
60.7
61.4
62.0
63.2
R$ billion
89.2
89.7
89.8
90.5
91.8
88.2
90.4
44.0
46.9
50.2
54.3
58.4
44.2
41.7
38.7
35.2
32.0
11.8
11.5
11.1
10.5
9.6
Dec22
Mar23
June
Sept
Dec
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans

Distribution of the Portfolio by Sector


%
49.3
50.3
50.6
5.2
5.3
5.2
45.5
44.4
44.2
Dec22
Sept23
Dec23
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | 14.5%

16.6%	11.3%	13.5%
Social Security	Private	Public

Reference date: Nov23.

The portfolio continues to grow, mainly in the public sector. The mobile channel continues to gain representativeness in this product, with a growth of 14.4 p.p. in 12 months (Dec23 vs. Dec22).

Vehicle Financing

Portfolio

R$ billion


63.8
62.7
60.9
60.6
60.9
27.6
27.5
27.0
27.2
27.6
36.2
35.1
33.9
33.4
33.3
Dec22
Mar23
June
Sept
Dec
Individuals
Companies

Distribution of the Portfolio by Product

%


1.4
6.8
Dec23
91.8
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Dec23	%	Sept23	%	Dec22	%
\\ Economic Sector						
\\ Public Sector	**14,385**	**1.6**	**14,892**	**1.7**	**12,922**	**1.4**
Petrol, Derived and aggregated activities	6,545	0.7	6,466	0.7	7,976	0.9
Production and Distribution of Electricity	7,730	0.9	8,314	0.9	4,794	0.5
Other sectors	110	-	112	-	152	-
\\ Private Sector	**862,900**	**98.4**	**862,608**	**98.3**	**879,011**	**98.6**
Companies	**497,458**	**56.7**	**501,758**	**57.2**	**517,910**	**58.1**
Services	103,844	11.8	100,997	11.5	98,473	11.0
Retail	47,440	5.4	50,344	5.7	52,991	5.9
Transportation and Concession	44,126	5.0	41,118	4.7	39,043	4.4
Real estate and Construction Activities	31,467	3.6	32,403	3.7	37,542	4.2
Wholesale	22,967	2.6	24,851	2.8	31,074	3.5
Food products	19,487	2.2	22,068	2.5	22,051	2.5
Automotive	10,364	1.2	10,100	1.2	14,526	1.6
Other Sectors	217,763	24.8	219,877	25.1	222,210	24.9
Individuals	**365,442**	**41.7**	**360,850**	**41.1**	**361,101**	**40.5**
\\ Total	**877,285**	**100.0**	**877,500**	**100.0**	**891,933**	**100.0**

loan portfolio

Portfolio by Debtors

Strategy of diversification, with no relevant concentrations of specific clients through the years.



%
29.3
29.3
29.9
30.5
27.6
22.9
22.9
23.4
24.1
21.5
14.2
14.6
14.8
15.2
13.2
9.4
9.6
10.0
10.1
8.7
1.4
1.4
1.5
1.6
1.4
Dec22
Mar23
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Salaries [1]

%	Dec23	Sept23	Dec22
1 to 30 days	12.1	11.1	12.6
31 to 60 days	6.3	6.2	7.2
61 to 90 days	5.5	6.1	5.0
91 to 180 days	10.2	10.6	11.1
\\ Short-Term	**34.1**	**34.0**	**35.9**
181 to 360 days	14.4	14.9	14.4
Over 360 days	51.5	51.1	49.7
\\ Medium / Long-Term	**65.9**	**66.0**	**64.1**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating

Loan granting processes meant that **97.1% of the new crops of loans** were rated AA – C (in 12 months), corresponding to 89.4% of the total portfolio.

Changes in Expanded Loan Portfolio by Rating between December 2022 and 2023	Total Credit on December 2023		New Customers between January 2023 and December 2023	
Rating	R$ million	%	R$ million	%
AA - C	784,575	89.4%	55,696	97.1%
D	19,710	2.3%	583	1.0%
E - H	73,000	8.3%	1,092	1.9%
\\ Total	**877,285**	**100.0%**	**57,372**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	Dec23			Sept23			Dec22		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.9	1.7	5.3	93.5	0.3	6.1	92.9	0.3	6.8
Micro, Small and Medium-Sized Enterprises	86.2	2.3	11.4	85.0	2.6	12.4	87.0	3.4	9.6
Individuals	87.6	2.7	9.7	86.5	3.2	10.3	87.1	4.3	8.6
\\ Total	**89.4**	**2.3**	**8.3**	**89.0**	**1.9**	**9.0**	**89.4**	**2.5**	**8.1**

expenses with expanded ALL

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
ALL Expenses	(9,156)	(9,217)	(10,562)	(38,461)	(34,348)	(0.7)	(13.3)	12.0
Income from Credit Recovery	1,413	1,160	1,131	4,671	5,871	21.8	24.9	(20.4)
Impairment of Financial Assets	(1,742)	(179)	(65)	(2,634)	2,626	-	-	-
Granted Discounts / Other (1)	(1,039)	(952)	(534)	(3,121)	(1,595)	9.1	94.6	95.7
Subtotal	**(10,524)**	**(9,188)**	**(10,030)**	**(39,545)**	**(27,446)**	**14.5**	**4.9**	**44.1**
Extraordinary ALL (Large Corporate Client) (2)	-	-	(4,851)	-	(4,851)	-	-	-
\\ Expanded ALL	**(10,524)**	**(9,188)**	**(14,881)**	**(39,545)**	**(32,297)**	**14.5**	**(29.3)**	**22.4**

(1) Includes the result with BNDU, provision for sureties and guarantees, and **(2)** Includes provision for sureties and guarantees worth R$405 million.



Expanded ALL / Expanded Loan Portfolio
%
2.7
2.1
6.7
4.5
4.3
4.8
4.2
4.8
Expanded ALL
R$ billion
4.6
4.3
14.9
4.9
10.0
9.5
10.3
9.2
10.5
4Q20
4Q21
4Q22
1Q23
2Q
3Q
4Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

In a still challenging economic context, the quarter expenses remain concentrated in older crops, while the latest credit crops demonstrate positive performance in line with the new credit strategies implemented. We emphasize that there was a 4% reduction in the expenses of retail in this quarter (4Q23 vs. 3Q23), and 15% compared to the same period of 2022 (4Q23 vs. 4Q22).

The increase in the quarter is related to the higher expenses of clients in the wholesale segment.

The ALL stock totaled R$54 billion, representing 8.6% of the loan portfolio.



ALL - Wholesale and Retail
R$ billion
4.3
4.3
-
14.9
10.0
4.9
-
10.5
8.5
2.0
4Q21
4Q22
4Q23
Wholesale
Cliente Large Corporate (1)
Retail

(1) Includes Complementary ALL.

loan indicators

Delinquency Ratios

Total ratio over 90 days

improvement of 0.5 p.p. q/q

reduction of 0.7 p.p. q/q

Variation in **Individuals**

Improvement in the indicator over 90 days for the second consecutive quarter, driven by the gradual reduction in the segments of Individuals and Micro, Small and Medium Enterprises, reflecting the quality of new crops that tend to present a lower level of delinquency.

The delinquency between 15 to 90 days was stable, both in the quarterly and annual comparison. The Individual segment showed constant improvement throughout 2023.

15 to 90 days - %



4.1
4.9
4.9
4.9
5.2
5.5
5.3
5.1
4.9
2.8
3.8
3.9
3.8
4.9
5.1
4.9
4.5
4.6
3.6
3.6
3.6
4.1
4.6
4.4
4.1
4.1
2.8
1.4
1.3
1.3
-
0.2
-
0.1
0.1
0.5
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Over 90 days - %



3.8
4.4
4.8
5.1
5.5
6.3
7.0
7.2
6.8
3.1
3.6
3.9
4.5
5.3
6.2
6.7
6.6
5.9
2.8
3.2
3.5
3.9
4.3
5.1
5.7 (1)
5.6 (1)
5.1 (1)
0.3
0.1
0.1
0.1
0.1
0.2
0.7 (2)
0.6 (2)
0.6 (2)
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1% and 5.2%; and **(2)** 1.9%, 3.2% and 1.1%.

Over 90 days | Without Assignment - %



3.1
3.4
3.9
4.4
4.9
5.3
5.7
5.6
5.1
2.8
3.2
3.5
3.9
4.3
5.1
5.7 (1)
5.6 (1)
5.1 (1)
R$ billion
1.1
0.1
2.0
2.8
2.8
1.1
0.2
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Active Assignment
Total - With Assignment
Total - Without Assignment (2)

(1) Considering Large Corporate Client 100% provisioned: 5.9%, 6.1% and 5.2%; and **(2)** Considers only the portfolio in default over 90 days.

Renegotiated portfolio

Evolution of the balance of the Portfolio

R$ billion



28.6
34.4
36.4
38.0
39.0
39.1
4.8
5.3
4.6
4.2
4.3
4.2
23.9
29.1
31.8
33.8
34.7
34.9
Dec21
Dec22
Mar23
June
Sept
Dec
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio

%



4.7
4.9
5.0
5.1
5.2
5.7
6.1
6.2
6.2
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec

Provision (ALL) / Renegotiated Portfolio

%



62.3
62.3
62.7
62.5
63.3
63.3
61.6
62.0
60.2
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec

Delinquency ratio over 90 days | Renegotiated Portfolio

%



17.8
18.7
18.2
19.8
21.6
23.1
23.7
23.5
22.9
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec

loan indicators

Coverage Ratios and Provision

The coverage ratios over 90 days and over 90 days + renegotiation showed evolution, the result of the new crops that are being produced by a concession policy aimed at lower risk operations. We highlight that 60% of the portfolio in arrears for over 90 days is already 100% provisioned.

Coverage Ratio - %



506
384
327
298
310
278
244
239
264
261
235
218
201
204
182
164
155
165
111
105
101
98
105
99
92
87
86
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

Portfolio in Arrears



R$ million
20,996
17,339
24,904
20,031
27,648
22,366
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
38,241
32,597
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision



%
7.4
7.6
7.7
7.8
8.8
9.3
9.6
9.4
8.6
R$ million
45,236
9,240
20,966
15,030
47,149
9,390
20,373
17,386
48,790
8,749
21,309
18,732
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013*
20,728
32,455
59,137
5,683
19,275
34,179
53,901
5,774
17,740
30,387
Expected Losses
Incurred Losses
Dec21
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

NPL Creation | 90 Days vs. Write-offs

Improvement of R$1.9 billion in total NPL, equivalent to a reduction of 0.3 p.p. in the representation indicator on the portfolio in the quarter, mainly due to a reduction of 22% in the generation of delinquency in Individuals. A large quantity of the balance in NPL Creation comes from credits 100% provisioned or in higher levels of provision.

NPL Creation



R$ million
1.7%
1.9%
1.9%
1.6%
1.3%
1.2%
1.9%
1.8%
1.6%
1.3%
8,114
10,902
5,068
3,002
45
11,995
12,026
7,661
3,886
448
11,571 (1)
12,186 (2)
7,235
3,615
722
9,987 (3)
9,987 (4)
6,473
3,325
189
8,066 (5)
8,294 (6)
5,059
2,895
112
4Q22
1Q23
2Q
3Q
4Q
Large Corporates
Individuals
Simulated NPL Creation *
Micro, Small and Medium-Sized Enterprises
NPL Creation / Bacen Portfolio

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$13.6 bi; **(3)** R$11.7 bi; **(4)** R$11.7 bi; **(5)** R$8.6 bi; **(6)** R$8.8 bi; and * Without assignment.

Write-offs



R$ million
4,913
3,219
1,683
12
7,366
4,524
2,536
306
9,134
6,066
2,849
218
10,314
6,970
3,127
216
14,092
7,305
3,541
3,245
4Q22
1Q23
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Gross ALL Expenses vs. NPL Creation - 90 days



185%
130%
81%
90%
92%
114%
R$ million
15,008
4,446 (1)
10,562
8,114
11,995
9,726
11,571 (2)
10,362
9,987 (3)
9,217
8,066 (4)
9,156
4Q22
1Q23
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client 100% provisioned
Gross ALL Expenses /NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 mi; and considering Large Corporate client 100% provisioned: **(2)** R$13.0 bi; **(3)** R$11.7 bi; and **(4)** R$8.6 bi.

fee and commission income

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
Card Income	3,802	3,677	3,817	14,754	14,026	3.4	(0.4)	5.2
Checking Account	1,659	1,726	1,905	7,028	7,706	(3.9)	(12.9)	(8.8)
Asset Management	820	844	768	3,222	3,111	(2.8)	6.8	3.6
Consortia	607	588	591	2,290	2,250	3.2	2.7	1.8
Collections and Payments	511	531	562	2,148	2,292	(3.8)	(9.1)	(6.3)
Loans Operations	594	535	606	2,211	2,682	11.0	(2.0)	(17.6)
Custody and Brokerage Services	344	350	362	1,375	1,441	(1.7)	(5.0)	(4.6)
Capital Market / Financial Advisory Services	305	526	341	1,222	1,033	(42.0)	(10.6)	18.3
Other	386	335	299	1,392	1,153	15.2	29.1	20.7
\\ Total	**9,028**	**9,112**	**9,251**	**35,642**	**35,694**	**(0.9)**	**(2.4)**	**(0.1)**
\\ Business Days	**61**	**64**	**62**	**249**	**251**	**(3)**	**(1)**	**(2)**

Card Income

Revenue growth in the quarter and in the year to date, with an increase in the number of transactions carried out and a higher exchange volume in the period, reflecting the strategy of concentration in portfolios with lower risk. Once again, High Income products stand out, increasing its participation in +10 p.p. in 12 months.



Volume Traded - Credit Cards
R$ million
66,516
79,537
79,779
78,810
80,170
79,601
4Q21
4Q22
1Q23
2Q
3Q
4Q

Checking Account

Revenues influenced by our strategy of adapting the portfolio to our client's profile and its new behavioral trends, aiming to offer services and solutions suitable to our more than 38 million account holders.



Checking Account Holders
In million
36.3
38.0
38.3
38.3
38.3
38.1
4Q21
4Q22
1Q23
2Q
3Q
4Q

Loans Operations

Increase in the quarter (4Q22 vs. 3Q23) for higher revenues with working capital and commissions on guarantees provided (sureties and guarantees). Variations with the periods of the previous year are related to the lower volume of origination of operations.

Asset Management

Increase in revenue in relation to the periods of the previous year, even in the face of risk aversion and high interest of the period. This performance reflects our efforts to strengthen ourselves, adding value to clients with the reinforcement of our team of experts able to provide consulting and offer appropriate products, creating strategic partnerships and capturing market opportunities. The quarterly comparison was impacted by the smaller amount of working days.



Investments Funds and Managed Portfolios
R$ billion
1,060
1,102
1,107
1,129
1,156
1,193
4Q21
4Q22
1Q23
2Q
3Q
4Q

For the fourth consecutive year, we won the first place in the category "Best General Manager" of FGV's Economic Value Pension Guide, a consequence of the excellence and soundness of our asset management.



Number of Outstanding Consortium Quotas

In thousands


1,517
1,570
1,533
1,497
1,525
1,531
1,202
1,160
1,127
1,100
1,125
1,139
86
158
156
150
153
149
229
251
251
247
247
243
4Q21
4Q22
1Q23
2Q
3Q
4Q
Real Estate
Trucks
Auto

Consortia

Growth in all the comparative periods, maintaining the trend of increasing active quotas. Key highlights of 2023:

- More than 230 thousand quotas contemplated (R$14 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$1.5 billion in the year; and
- Digital sales grew more than 150% compared to the previous year (revenues of R$1.2 billion).

Capital Market / Financial Advisory Services

Good performance in 2023, reflecting efforts in capturing business opportunities in the capital market in all segments. We advised in 108 operations in 4Q23, totaling about R$145 billion in transaction value. Below are the main highlights by segment:

Fixed Income: Coordination of 103 transactions with a volume of R$139 billion.

Variable Income: Coordination of operation with a volume of R$1 billion.

Mergers and Acquisitions: Advisory services in four transactions, totaling R$5 billion.

Custody - In the 4Q23, we registered over R$2.3 trillion of assets under custody.

Assets under Custody

R$ billion


▲ 10%
▲ 5%
1,993
2,122
2,119
2,188
2,227
2,337
4Q21
4Q22
1Q23
2Q
3Q
4Q

operating expenses

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Personnel Expenses	**(6,516)**	**(6,206)**	**(5,967)**	**(24,908)**	**(23,405)**	**5.0**	**9.2**	**6.4**
Payroll, Social Charges, Benefits and Training	(5,407)	(5,239)	(5,233)	(20,660)	(19,393)	3.2	3.3	6.5
Management and Employee Profit Sharing	(717)	(596)	(436)	(2,730)	(2,961)	20.3	64.4	(7.8)
Terminations Costs and Provision for Labor Claims	(392)	(371)	(298)	(1,518)	(1,051)	5.7	31.5	44.4
\\ Administrative Expenses	**(5,972)**	**(5,651)**	**(6,055)**	**(22,600)**	**(22,055)**	**5.7**	**(1.4)**	**2.5**
Outsourced Services	(1,518)	(1,408)	(1,512)	(5,616)	(5,443)	7.8	0.4	3.2
Data Processing and Communication	(980)	(950)	(1,083)	(3,953)	(4,088)	3.2	(9.5)	(3.3)
Depreciation and Amortization	(1,088)	(1,064)	(954)	(4,226)	(3,584)	2.3	14.0	17.9
Facilities (1)	(696)	(679)	(692)	(2,690)	(2,683)	2.5	0.6	0.3
Financial System Services	(327)	(383)	(377)	(1,363)	(1,208)	(14.6)	(13.3)	12.8
Advertising and Marketing	(542)	(328)	(641)	(1,468)	(2,011)	65.2	(15.4)	(27.0)
Transportation	(201)	(209)	(203)	(794)	(809)	(3.8)	(1.0)	(1.9)
Other (2)	(620)	(630)	(593)	(2,490)	(2,229)	(1.6)	4.6	11.7
\\ Other Operating Expenses Net of Revenue	**(2,447)**	**(1,571)**	**(1,469)**	**(6,722)**	**(3,680)**	**55.8**	**66.6**	**82.7**
Expenses with Marketing of Cards	(616)	(601)	(695)	(2,146)	(2,228)	2.5	(11.4)	(3.7)
Civil and Tax Contingencies	(835)	(295)	(567)	(1,139)	(548)	183.1	47.2	107.7
Claims	(182)	(130)	(213)	(633)	(932)	40.0	(14.6)	(32.1)
Other	(814)	(545)	7	(2,805)	28	49.4	-	-
\\ Total Operating Expenses	**(14,935)**	**(13,428)**	**(13,491)**	**(54,230)**	**(49,140)**	**11.2**	**10.7**	**10.4**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

86.2 thousand employees

Personnel Expenses – The expenses were mainly impacted by collective bargaining agreements that occurred from September of each year, which includes the readjustment of 4.58% in wages and benefits in 2023 and 8% in wages and 10% in benefits in 2022.

Administrative Expenses – In the quarter, the increase reflects seasonal spending on institutional campaigns, higher expenses on data processing, and expenses on outsourced services related to collection actions. In the year, the variation was below inflation ratios, even considering our investments in technology and innovation that have reflected in higher depreciation/amortization expenses.
We continuously optimize our service network to provide the best customer experience and drive business creation in an agile and assertive way and, as a consequence, reduce the cost of serving.

Branches / Business Units / Service


8,468
7,930
7,773
7,527
7,477
7,388
4,533
4,169
4,119
4,009
3,958
3,873
988
897
799
731
765
820
2,947
2,864
2,855
2,787
2,754
2,695
Dec21
Dec22
Mar23
June
Sept
Dec
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – Increase in the quarter due to higher expenses on contingencies and claims. In the other comparative periods, the variations are influenced by the movement of civil and law contingencies.

dynamics of the insurance business

4Q23

Income	Quarterly - ROAE	Revenues
R$2,486MM (+5.6% q/q; +31.4% y/y)	24.8%	R$28 billion (- 0.6% q/q; +14.3% y/y)

The Grupo Bradesco Seguros recorded revenues of R$106.6 billion and net income of R$8.9 billion in 2023 (+11.8% and +32.2% vs. 2022, respectively). The average accumulated profitability of the period had a significant evolution, from 18.9% to 22.4%. The results of the operations totaled R$17.9 billion (+21.1% vs. 2022), driven by the evolution of revenue, improvement of the claims ratio and marketing index, and increase of the financial income by 10.2%, reaching R$8.0 billion.

Technical provisions grew by 11.4%, reaching R$361 billion, and the Financial Assets evolved 11.1%, to R$381 billion. In indemnities and benefits, R$54 billion were paid in the year (+11.3% vs. 12M22).

The evolution of the company's commercial model and the significant investment in technology and innovation in the last quarters - with the adoption of more agile tools and processes, generating improvements in both the client and the broker's journeys - were the main vectors for the achievement of good results.

The strategy included, among other initiatives, the use of artificial intelligence in the Business Portal, an environment developed by the Insurance Group to help its business partners increase sales and optimize the work routine, the greater offer of tailor-made products and the expansion of the focus on multichannels, offering the client more options to interact with the company when and how they wish.

In December, Atlântica Hospitais e Participações, a Grupo Bradesco Seguros company, proposed to create a joint venture with Rede Mater Dei for a new hospital in the Santana neighborhood of São Paulo (SP). Atlântica has positioned itself as an investor in the healthcare ecosystem linked to established platforms that are creating value.

Bradesco Saúde celebrated, in 2023, the ten-year anniversary of the "Meu Doutor" (My Doctor) program, which surpassed the three million visits mark. Aiming at the quality of life and well-being of obese people, the company launched, in partnership with Hospital Israelita Albert Einstein, the program "Meu Doutor – Obesidade" (My Doctor – Obesity), which has a multidisciplinary team.

In Life Insurance, the company launched two redeemable products: "Seguro Bradesco para Vida Inteira" and "Viva Mais Bradesco". In addition, it reformulated the product "Empresarial Flexível Capital Global" and implemented a more fluid, intuitive and dynamic digital sales journey for brokers.

In Property and Casualty, Bradesco Seguros and Swiss Re Corporate Solutions joined forces to create an innovative and exclusive solution: the Cyber Risk Insurance, aimed at small and medium-sized enterprises with annual revenues of up to R$160 million. Now in Auto Insurance, with the use of artificial intelligence to define coverage and damage estimates, the company reduced the time of return of a car by up to 10%.

statement of income from insurance

R$ million	4Q23	3Q23	4Q22	12M23	12M22	Variation % 4Q23 x 3Q23	Variation % 4Q23 x 4Q22	Variation % 12M23 x 12M22
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,281	16,689	14,683	64,098	55,954	(2.4)	10.9	14.6
Retained Claims	(11,549)	(11,555)	(10,367)	(45,269)	(39,417)	-	11.4	14.8
Capitalization Bond Draws and Redemptions	(1,378)	(1,442)	(1,277)	(5,434)	(5,500)	(4.4)	8.0	(1.2)
Selling Expenses	(814)	(811)	(980)	(3,561)	(3,575)	0.3	(16.9)	(0.4)
Financial Results	2,204	1,744	2,241	8,045	7,299	26.4	(1.6)	10.2
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,745**	**4,624**	**4,300**	**17,879**	**14,761**	**2.6**	**10.3**	**21.1**
Fee and Commission Income	442	459	423	1,765	1,701	(3.7)	4.4	3.8
Personnel Expenses	(556)	(534)	(493)	(2,095)	(1,851)	4.1	12.8	13.2
Other Administrative Expenses	(555)	(507)	(453)	(2,000)	(1,620)	9.5	22.4	23.5
Others	(220)	(340)	(806)	(1,276)	(2,155)	(35.3)	(72.7)	(40.8)
\\ Operating Income	**3,856**	**3,703**	**2,972**	**14,273**	**10,837**	**4.1**	**29.7**	**31.7**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,370)	(1,349)	(1,080)	(5,290)	(4,042)	1.5	26.9	30.9
\\ Recurring Net Income	**2,486**	**2,354**	**1,893**	**8,983**	**6,795**	**5.6**	**31.4**	**32.2**
Life and Pension Plans	1,412	1,301	1,077	5,292	3,096	8.5	31.1	70.9
Health	307	262	81	922	741	17.3	-	24.5
Capitalization Bonds	186	186	157	700	648	0.4	18.7	8.1
Property & Casualty and Others	580	606	578	2,068	2,310	(4.3)	0.4	(10.5)
\\ Selected Asset Data								
Total Assets	410,665	403,679	371,891	410,665	371,891	1.7	10.4	10.4
Securities	381,323	374,143	343,255	381,323	343,255	1.9	11.1	11.1
Technical Provisions	360,803	349,569	324,024	360,803	324,024	3.2	11.4	11.4
Shareholder's Equity [(1)]	40,418	38,143	34,060	40,418	34,060	6.0	18.7	18.7

(1) In December 2023, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$24,201 million.

Income from insurance operations at high levels, with a growth of 21.1% vs. 2022


Net Income and ROAE
%
17.7
21.2
18.2
24.5
23.9
24.8
R$ million
1,517
1,893
1,770
2,372
2,354
2,486
676
1,077
1,085
1,494
1,301
1,412
386
578
397
486
606
580
318
81
110
243
262
307
137
157
179
150
186
186
4Q21
4Q22
1Q23
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2023, the good performance of the income from Insurance, Pension and Capitalization operations, in comparison with 2022, had as highlight the evolution of 12% in revenues, reaching R$106.6 billion, improvement of the claims ratio and marketing index and increase of the financial income, justified by the behavior of the economic and financial ratios.

Performance 4Q23 vs. 4Q22	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	▲	▼	▼	▼
Health	▲	▲	▲	▲
Capitalization Bonds	▲	-	-	▲
Property & Casualty and Others	▼	▲	▲	▲

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 12M23 surpassed R$3.3 billion, totaling more than 3.2 million transactions.

The Minimum Capital Required (MCR) in Dez23 amounted to R$13.6 billion.

revenues and operating income from insurance

Premium Issued, Pension Contributions and Capitalization Revenues – Revenues and Administrative Efficiency Ratio


%
3.8
3.7
3.7
3.5
3.6
3.7
4.1
3.7
3.8
R$ million
21,222
22,114
23,645
25,149
24,495
24,997
25,463
28,165
27,999
10,157
10,598
11,416
11,870
11,168
11,338
11,380
13,422
13,153
1,755
1,717
2,086
2,429
2,312
2,135
2,410
2,501
2,286
1,270
1,593
1,569
1,719
1,488
1,574
1,451
1,656
1,574
8,040
8,206
8,574
9,131
9,527
9,949
10,222
10,585
10,986
4Q21
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
81.6
79.7
80.9
80.5
80.2
82.1
81.1
80.9
80.3
R$ million
34,220
8,791
19,048
29,050
39,417
11,076
22,166
33,721
45,269
29,191
8,279
18,188
27,901
38,105
10,941
21,943
33,449
44,946
5,029
512
860
1,149
1,312
135
223
272
323
12M21
3M22
6M22
9M22
12M22
3M23
6M23
9M23
12M23
Claims Reported - Covid-19
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
3,527
3,286
3,707
3,469
4,300
3,669
4,841
4,624
4,745
2,065
1,639
1,959
1,460
2,241
2,023
2,074
1,744
2,204
1,462
1,647
1,748
2,009
2,059
1,646
2,767
2,880
2,541
4Q21
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
Operating Income
Financial Result

Revenue at the same level as the previous quarter, improvement of the claims ratio and marketing index, and good performance of the financial income contributed to the evolution of the results of the operations in the quarterly comparison.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$360.8 billion in December 2023, an increase of 11.4% in 12 months and 3.2% in the quarter, with greater provisions in the "Health", "Life" and "Pension" segments.



R$ million
292,860 301,001 307,819 316,560 324,024 332,905 340,542 349,569 360,803
264,327 271,918 277,831 286,047 292,954 300,734 308,090 316,949 327,498
15,039 15,254 15,598 15,477 15,599 16,572 16,609 16,570 17,174
8,401 8,583 8,803 8,949 9,134 9,163 9,154 9,121 9,200
5,094 5,246 5,587 6,087 6,336 6,435 6,689 6,930 6,931
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Acquisition Cost Ratio

Combined Ratio



%
90.9 90.5 91.2 89.2 91.8 93.0 91.2 91.3 89.4
101.9 101.4 102.7 101.3 103.5 104.5 101.3 103.0 99.9
97.9 100.2 96.4 90.9 91.1 95.4 93.5 90.1 90.3
58.1 55.8 60.9 55.1 62.8 59.5 63.3 62.4 58.5
4Q21 1Q22 2Q 3Q 4Q 1Q23 2Q 3Q 4Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio



%
79.2 82.1 80.2 80.5 78.5
91.5 94.6 91.5 92.4 89.8
58.3 58.7 59.4 57.3 53.2
41.5 42.2 41.3 43.4 42.1
31.4 38.4 36.8 29.1 33.9
4Q22 1Q23 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Acquisition Cost Ratio



%
7.6 7.1 7.0 6.8 6.6
19.5 19.1 19.7 18.9 19.1
15.1 16.3 16.3 16.4 16.2
14.8 14.8 14.8 14.9 15.1
4.6 4.1 4.0 3.7 3.6
4Q22 1Q23 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
35,971
2,938
33,033
34,585
2,943
31,642
30,838
2,948
27,890
29,642
2,971
26,671
28,264
2,996
25,268
Dec22
Mar23
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
4,040
114
3,926
3,999
111
3,888
3,892
111
3,781
3,871
110
3,761
3,856
108
3,748
Dec22
Mar23
June
Sept
Dec
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
3,057
1,509
1,548
3,042
1,532
1,510
3,030
1,507
1,523
3,003
1,492
1,511
3,031
1,546
1,485
Dec22
Mar23
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)


In thousand
3,185
3,188
3,154
3,146
3,133
Dec22
Mar23
June
Sept
Dec

basel

15.8% +1.0 p.p. y/y

Basel Ratio

Tier I Capital
13.2%
+0.8 p.p. y/y

Common Equity Ratio
11.7%
+0.7 p.p. y/y

Increase of 0.8 p.p. in the Tier I index (vs. Dec22) due to the generation of net income, adjustments of equity valuation and reduction of risk-weighted assets (RWA), partially offset by the payment of interest on shareholders' equity and effect of prudential adjustments.



%
15.8 15.7 15.6 15.8 14.8 15.1 15.5 16.0 15.8
13.7 13.7 13.3 13.6 12.4 12.6 12.9 13.4 13.2
1.2 1.2 1.4 1.5 1.5 1.5 1.5 1.6 1.6
12.5 12.5 11.9 12.1 11.0 11.1 11.4 11.8 11.7
2.1 2.0 2.3 2.2 2.4 2.5 2.7 2.5 2.6
Dec21 Mar22 June Sept Dec Mar23 June Sept Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital



Changes in the Tier I Ratio in the quarter
%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Commom Equity
12.4
1.5
11.0
1.6
0.3
(1.2)
(0.2)
0.3
13.2
1.6
11.7
Dec22
Net Income
MTM of Securities - Equity Valuation Adjustments
Interest on Shareholders' Equity
Effects of Prudential Adjustments and Additional Capital
Risk-Weighted Assets
Dec23
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.

indicators, guidance & economic perspectives

	4Q23	3Q23	4Q22	12M23	12M22
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.83	3.22	3.20	13.04	12.39
Ibovespa	15.12	(1.29)	(0.27)	22.28	4.69
USD – Commercial Rate	(3.32)	3.91	(3.49)	(7.21)	(6.50)
General Market Price Index (IGP-M)	1.84	(0.49)	(1.09)	(3.18)	5.45
Extended Consumer Price Index (IPCA)	1.08	0.61	1.63	4.62	5.79
Business Days (#)	61	64	62	249	251
Calendar Days (#)	92	92	92	365	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	4.8413	5.0076	5.2177	4.8413	5.2177
CDS 5 years (Points)	133	188	254	133	254
Selic - Base Interest Rate (% p.a.)	11.75	12.75	13.75	11.75	13.75
BM&F Fixed Rate (% p.a.)	10.05	11.06	13.43	10.05	13.43

Guidance 2023	2023 Expected	2023 Realized	2024 Expected
Expanded Loan Portfolio	1% to 5%	(1.6%)	7% to 11%
Net Interest Income	2% to 6%	(1.8%)	3% to 7%
Fee and Commission Income	2% to 6%	(0.1%)	2% to 6%
Operating Expenses (Personnel + Administrative + Other)	7% to 11%	10.4%	5% to 9% (1)
Income from Insurance, Pension Plans and Capitalization Bonds	21% to 25%	21.1%	4% to 8%
Expanded ALL - R$ billion	R$36.5 to R$39.5	R$39.5	R$35 to R$39

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	4.70	4.70
Extended Consumer Price Index (IPCA)	3.6	3.2
General Market Price Index (IGP-M)	2.6	3.0
Selic (year-end)	9.25	8.50
Gross Domestic Product (PIB)	2.0	2.0

(This page has been left blank purposefully).

Additional Information

corporate strategy

purpose Create opportunities for the progress of people and the sustainable development of companies and society

clients | our inspiration Our main goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives

digital transformation | how we do it Efficiency, Agility, Connection, Innovation and Simplicity. That is our mindset regarding digital behavior

people | our team We want our company to be the preferred destination for high-performance professionals, where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

sustainability | made to last We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a diversified and sustainable manner, both ethically and transparently

customer-centric

For us, clients come first. We have been participating in their achievements and accompanying their transformations for more than 80 years, and, during these years, we continued with the focus of promoting the best experience, uniting the voice of the client with the use of data intelligence to guide our decisions and develop products and services increasingly complete and appropriate to the needs, desires and moment of life of the client.

As a result, we have developed and improved solutions that become increasingly relevant to the client, such as a new communication space on Net Empresa App. In addition to strengthening the self-service of the LE client, the novelty presents itself as a showcase of personalized communications and offers with the possibility of a borrowing journey directly on the App.

In addition, we offer another loan solution to our clients. With 100% digital and direct hiring on the App, the personal loan journey with investment guarantee allows clients to use CDB investments for the contracting of loans.

100% Client

Keeping the client always in the center of the decisions, Bradesco pushes its customer-centric approach by dedicating an exclusive area to create the best experience. With a data-driven mindset, Bradesco Experience (be.) relies on professionals focused on developing and improving solutions, products and services considering the best client experience, no matter the interaction channel.

We are where clients prefer, at the moment they need, the way and with the solutions that make sense to their wishes, whether for financial and non-financial products and services. We are constantly expanding our range of benefits for clients, such as the Tag Bradesco, which brings practicality to the client in paying parking lots and tolls.

Another relevant novelty for the client is the Bradesco Shop, a marketplace that will meet the needs of the client beyond the financial universe and that drives the offer of the best solutions based on data intelligence, reinforcing the relationship and generating recurrence and loyalty to the Bradesco ecosystem.

NPS

We build our trajectory as an open-door bank for everyone and we continue with the purpose of improving each day the experience of each of our clients.

Our strategies are based on the voice of the client and, through the NPS System methodology, we direct our action plans, which have led us to an increase in the level of recommendation of Bradesco by our clients. As a reflection of our engagement in actions and practices that contribute to their best experience, we have increased our NPS Relational Bank in Individuals by 10 p.p.

Implementations carried out in the App contributed to the evolution in borrowing, which became faster and more practical, and provided an increase in the NPS of Loan products. One of the implementations offers a simulator for hiring, allowing a personalized and transparent offer focusing on the specific needs of each client.

More agility, practicality and autonomy were also the pillars that underpinned the growth of 16 p.p. of the NPS of the Credit Card product, for which actions related to digital payment have been developed in order to facilitate, for example, the spread payment of the invoice.

These results are a reflection of our work model *"listening, learning and acting"* and strengthens our commitment to our clients.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

digital transformation

BRADigital

1 **First place**
Global Innovators
Qorus Accenture Innovation Awards 2023

45%
client interactions already in Cloud

~85%
of the portfolio in agile development

GENERATIVE ARTIFICIAL INTELLIGENCE

+20%

of gain in productivity and quality in development processes and automated testing

+14 p.p.

In the **quality** index **in development** in the squads, leveraged by greater coverage and depth of functional and non-functional tests, increasing maturity of the process

EMERGING TECHNOLOGIES

- Generative AI / responsible
- Post quantum cryptography
- Quantum computing
- Synthetic data
- Blockchain
- Metaverse

STRATEGIC PARTNERSHIPS

MIT Massachusetts Institute of Technology, Forrester, CB Insights, Gartner, sidia, PortoDigital, GYNTEC, ACATE, Artemisia, Nexus, Qorus, hospital de amor, HOTMILK, manaus tech hub

our people

diversity, equity and inclusion

commitment to diversity and representativeness

SIGNED COMMITMENTS:

INSTITUTO ETHOS

The Valuable 500

fórum de empresas e direitos lgbti+

INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL

coalizão empresarial pelo fim da violência contra mulheres e meninas

PRINCÍPIOS DE EMPODERAMENTO DAS MULHERES – ONU MULHERES – UNITED NATIONS GLOBAL COMPACT

HeForShe

86.2 thousand employees

51% are women

29% are black people

35% in leadership positions are women

22% in leadership positions are black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+450 thousand accesses on Unibrad's website **(in 2023)**

+1.9 million participants in trainings **(in 2023)**

main recognitions 2023

\\ Bloomberg Gender Equality Index 2023 (GEI)

\\ B3 Diversity Index

\\ FIA Employee Experience (FEEx) – Incredible Places to Work Award

\\ GPTW – Great Places to Work – Barueri and Region

\\ GPTW – Great Places to Work – Financial Institution

\\ GPTW Award – Great Places to Work – Healthy Management

\\ GPTW Award – Great Places to Work – Women

\\ GPTW Award – Great Places to Work – PwD

\\ GPTW Award – Great Places to Work - Ethnic/Racial

\\ CIEE – Best Internship Programs

\\ Index of Corporate Racial Equity – IERE

\\ Best Companies in Diversity Practices and Actions

\\ Top Employers 2023 Certification

\\ 2023 People Management Excellence Research

\\ Think Work Flash Innovations

\\ LinkedIn – Top Companies Brazil

\\ Brazil's Most Attractive Employers - Universum

\\ Career of Dreams Ranking - Cia de Talentos

\\ 2023 Mental Health Yearbook in Companies

\\ LITA – LATAM Inclusive Tech Awards

\\ Best South East HR Award

sustainability

Sustainability is integrated within our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

strategy

Considering the main challenges and global trends of the agenda, we chose three themes to intensify our performance:

sustainable business

Driving positive impact businesses that foster social and environmental development.

climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

commitments

Goal – allocating R$250 billion to assets, sectors and activities with social and environmental benefits by 2025.

Net-zero – aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

PRB Commitment to Health and Financial Inclusion – accelerating actions for inclusion, health and financial well-being.

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We **measure** the carbon emissions of **100% of our corporate loan portfolio.**

governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors, including its Chairman, and by members of the Board of Executive Officers, including its CEO.

transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

performance

For the 18th consecutive time, we integrated the Dow Jones Sustainability Index of the New York Stock Exchange, and for the 19th consecutive time, we integrated the portfolio of the Corporate Sustainability Index (ISE) of B3. Our constant presence in these and other sustainability indexes and our above-average performance in the evaluations of specialized ratings show our evolution in the management of ESG aspects.

quarter highlight

We achieved **90.8%** of the sustainable business target, with a total of **R$227 billion** targeted at operations with the potential to generate positive impacts on society and the environment.

Reinforcing our leadership and commitment to supporting our clients in the transition to a greener, resilient and inclusive economy, we were once again present at the COP 28, accompanying and participating in relevant debates related to the risks and opportunities of the climate agenda.

digital in figures

+98% transactions are carried out through **Digital Channels**

+94% are concentrated on **Mobile** and **Internet**

App Individuals + Companies

Financial Transactions

3.6 billion — In the 2023 **+33%** vs. 2022

Access growth

18 million — Accesses per day to the App **+17%** vs. Dec22

23 Monthly accesses per client

Much More Business | Mobile

In R$ | 2023 vs. 2022

Individuals

- **+43%** Pension Plans
- **+31%** Insurance
- **+30%** Renegotiation of Debts
- **+34%** Payroll – Deductible Loans (Public, Private and INSS)
- **+23%** Consortia

Companies

- **+43%** Renegotiation of Debts
- **84%** Of MEI accounts are opened digitally (Jan23 to Dec23)

NPS Individuals

4Q20 vs. 4Q23

+13 p.p. App — **+15 p.p.** Internet Banking

NPS Companies

2H20 vs. 4Q23

+15 p.p. App — **+14 p.p.** Internet Banking

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Bradesco's App Rating Individuals Dec23

Apple **4.7** — Play **4.6**

89% General satisfaction with the Bradesco App

BIA

The Bradesco virtual assistant LISTENS, UNDERSTANDS and ASSISTS clients

- Serves clients and employees
- Pioneer bank in the use of AI + voice
- BIA against harassment

Highlights 4Q23

BIA Autonomous – More intelligence and freedom in customer relationship by acting in an omnichannel manner.

Generative BIA – Beginning of the evolution of artificial intelligence engines with generative solutions, in addition to cognition and natural language.

Multiplatform

App — Branches — Ágora — Fone Fácil

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, Individuals and Companies.

Our solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

Bradesco Bank achieved sustainable results in 2023. Financial indicators depict constant growth in key business lines and a robust loan portfolio that grew 20% compared to 2022, backed by a quality deposit base that increased by 19% in the same comparative period. Assets under custody (AuC) grew 42% compared to 2022 and the annual net income reached a 26% growth in the same comparative period.

Bradesco Invest US

Another way of diversifying investments in the USA can be done on our digital platform. Start investing in portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 130 thousand accounts in 5 months

Make withdrawals and purchases in 195 countries

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

Ágora is a complete, open and independent investment platform. With the solidity of the Bradesco Group, it has a focus on the investor's journey and experience, incorporating technology and innovation, quality content, curatorship of products and specialized assistance. It is dedicated to serving individuals and companies, whether they are Bradesco account holders or not.

In August 2023, **Ágora waived the brokerage fee** for trading in the stock market, BDRs, ETFs, FIIs and options through Ágora's App and website.

Ágora in Figures

Client Base

4Q23 — **1.0** Million

4Q22 — **886.2** Thousand

+ 13.4%

Assets under Custody

DEC23 — **96.9** Billion

DEC22 — **68.9** Billion

+40.6%

New Website


TAXA ZERO
de corretagem para você investir em ações, opções, FII, ETF e BDR pelo app ou site.
bradesco

App Ágora

All Ágora **Products and Services** available 24/7 on the palm of your hand

Ágora's App rating 4Q23

App Store: **4.6**   Google Play: **4.7**



- +1,400 investment options
- +130 institutions
- Advanced and dynamic platforms
- Intuitive navigation
- Content, analysis, recommendations and financial education
- Special and partnership programs
- Usability

Products and Services in the spotlight



Ágora Scan

Artificial Intelligence that suggests products according to the client's profile



Invista Fácil Ágora

Five different strategies in the form of five exclusive funds, with investments starting at R$1.00


ÁGORA
TRADER

Ágora Trader

For high-performance traders: advanced trading platforms + RLP



Ágora Insights, Play and Cast

Content, analyses and recommendations from the research team and economists at Ágora



Ágora Academy

Educational platform in partnership with the biggest business schools in the country



Ágora Infinite Card

1% of expenses become cashback + no annual fee in the first year

Be well informed about everything that happens in the market by accessing our profiles on the social networks.

next



As a strategy of permanent evolution, maximizing the use of the various solutions existing in the Bradesco Organization, next is connected with the Bank's structures, ensuring synergy and efficiency gains.

Born completely digital, next's focus is on customer-centricity, continuously investing in data analytics and data intelligence and anthropological studies to identify trends and behaviors, anticipating the creation of new services.

Provides financial and non-financial solutions that are connected to client journeys, including: account, debit and credit card, investments, loans, insurance, financial management tools, an account for minors (nextJoy), mobile top-up, gift card, toll and parking tag (Veloe), benefits in the hub of gratuities (Mimos) and integration with Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets, as well as with the Ágora Broker Platform.



Total | Financial Traded
In million
14%
189.4
215.5
4Q22
4Q23



Active Clients
Base 100
15%
100
115
4Q22
4Q23

digio

It's a bank. It's digital. It's Bradesco.

HIGHLIGHTS 2023

Volume financed from the anticipation of the birthday-withdrawal of the FGTS over **R$1 bi**

Launch of the **Digio One Visa Signature credit card** for the premium segment

Exceeding the mark of **1 million accounts opened** in partnership with Uber

Annual cash-in Uber volume of about **R$20 bi**

New ARV operations with volume of **R$10 bi**

New redesign of the Digio App



Total Accounts
In million
41%
3.5
5.1
7.0
4Q21
4Q22
4Q23



Total Portfolio
In R$ billion
Considers loan operations and interfinancial relations
50%
2.8
3.5
6.2
4Q21
4Q22
4Q23



Total Revenues
In R$ million
22%
277
311
411
4Q21
4Q22
4Q23

8.2 of 10 — Excellent level of services in Reclame Aqui and RA1000 seal



Review in Stores

iOS **4.6** ★ Android **4.2**

service points, clients and market share

	Dec23	Sept23	Dec22	Dec23 x Sept23	Dec23 x Dec22
\\ Structural Information - Units					
Customer Service Points	83,147	85,685	85,609	(2,538)	(2,462)
- Branches	2,695	2,754	2,864	(59)	(169)
- Service Centers	3,351	3,419	3,524	(68)	(173)
- Electronic Service Centers	522	539	645	(17)	(123)
- Business Units	820	765	897	55	(77)
- Banco24Horas Network	17,967	17,840	17,449	127	518
- Bradesco Expresso (Correspondent Banks)	38,264	40,814	40,456	(2,550)	(2,192)
- Bradesco Financiamentos	19,514	19,539	19,759	(25)	(245)
- Branches, Subsidiaries and Representation Office, Abroad	14	15	15	(1)	(1)
ATMs	43,768	44,119	46,562	(351)	(2,794)
- Onsite Network - Bradesco	19,582	20,010	22,163	(428)	(2,581)
- Banco24Horas Network	24,186	24,109	24,399	77	(213)
Employees	86,222	86,102	88,381	120	(2,159)
Outsourced Employees and Interns	2,497	1,997	1,915	500	582
\\ Customers - In million					
Total Customers	71.1	71.7	72.5	(0.6)	(1.4)
Account Holders (1)	38.1	38.3	38.0	(0.2)	0.1
Savings Accounts	69.0	65.4	68.7	3.6	0.3
\\ Market Share % - BACEN | main products and services in relation to the market					
\ Bank					
Demand Deposits	N/A	N/A	11.0	-	-
Savings Deposits	N/A	N/A	13.2	-	-
Time Deposits	N/A	N/A	13.7	-	-
Loans	10.4 (2)	10.5	11.4	(0.1)	(1.0)
Loans - Private Institutions	18.2 (2)	18.4	19.8	(0.2)	(1.6)
Loans - Vehicles Individuals (CDC + Leasing)	11.5 (2)	11.9	13.8	(0.4)	(2.3)
Payroll-Deductible Loans	14.5 (2)	14.6	15.2	(0.1)	(0.7)
Social Security Institute (INSS)	16.6 (2)	17.0	18,0	(0.4)	(1.4)
Private Sector	11.3 (2)	11.5	11.1	(0.2)	0.2
Public Sector	13.5 (2)	13.4	13.7	0.1	(0.2)
Real Estate Financing	9.4 (2)	9.4	9.4	-	-
\ Consortia					
Real Estate	14.6 (2)	15.2	17.6	(0.6)	(3.0)
Auto	25.3 (2)	25.5	27.2	(0.2)	(1.9)
Trucks, Tractors and Agricultural Implements	19.4 (2)	20.6	24.3	(1.2)	(4.9)
\ International Division					
Export Market	13.5	13.0	13.9	0.5	(0.4)
Import Market	8.7	9.1	7.9	(0.4)	0.8
\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)					
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.7 (3)	22.7	22.4	-	0.3
Technical provisions for insurance, pension plans and capitalization bonds	21.8 (2)	21.8	22.2	-	(0.4)
Pension Plan Investment Portfolios (including VGBL)	22.0 (2)	22.0	22.6	-	(0.6)
\ Anbima					
Investment Funds and Managed Portfolios	16.6	16.4	16.7	0.2	(0.1)
\ National Social Security Institute (INSS)/Dataprev					
Benefit Payment to Retirees and Pensioners	30.1	30.5	30.8	(0.4)	(0.7)
\ Brazilian Association of Leasing Companies (ABEL)					
Lending Operations	N/A	23.2	21.2	-	-

(1) It includes salary account; **(2)** Reference date: November 2023; **(3)** Reference date: September 2023 – ANS 9M23; and **N/A** – Not available.

return to shareholders

main ratios

price / income ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


7.4
7.3
10.6
9.6
10.6
Dec22
Mar23
June
Sept
Dec

price ratio / book value per share

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.0
0.9
1.0
0.9
1.1
Dec22
Mar23
June
Sept
Dec

dividend yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.


2.8
7.6
6.1
7.1
9.9
4Q22
1Q23
2Q
3Q
4Q

(1) Recurring net income in 12 months; **(2)** Source: Economática; and **(3)** Calculated by the share with the highest liquidity.

Recommendation of Market Analysts
Preferred Shares – BBDC4
(14 reports were analyzed)

8	5	1
Keep	**Buy**	**Sell**

Market capitalization

172.2
R$ billion
In Dec 2023

payout / dividends and interest on shareholders' equity


R$ million
74%
35%
44%
52%
79%
15,863
5,548
9,240
10,172
11,311
12M19
12M20
12M21
12M22
12M23
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - Accumulated in the Year

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of Supplementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 12M22, it considers R$6.0 billion of Supplementary Interest on Shareholders' Equity paid on March 8, 2023. In 12M23, it considers R$5.0 billion of Supplementary Interest on Shareholders' Equity that will be paid on June 28, 2024.

trading daily average volume


R$ million
1,223
734
489
2019
1,586
1,089
497
2020
1,834
1,138
696
2021
1,636
948
688
2022
1,105
750
355
2023
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and **(2)** BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

trading daily average volume – BBDC4


Base 100
228
220
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	Dec23	Sept23	Dec22	Variation % Dec23 x Sept23	Variation % Dec23 x Dec22
Book Value per Common and Preferred Share	15.15	15.11	14.50	0.2	4.5
Last Trading Day Price – Common Shares	15.26	12.09	12.05	26.3	26.6
Last Trading Day Price – Preferred Shares	17.07	13.66	13.59	25.0	25.6

(1) Adjusted for corporate events during the periods.

additional information

investor relations area – RI

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.

In the fourth quarter, we conducted:

192

Meetings and conference calls with the participation of **370** national and international investors of **309** funds

10

Events, including **3** international conferences, **3** national conferences and **4** non-deal road shows


bradesco
Investir em transparência: isso tem futuro.
Conheça o site de sustentabilidade: bradescosustentabilidade.com.br
Últimos Relatórios
Últimos Comunicados
Bradesco
- Apresentação Institucional
Bradesco
- Apresentação de Resultados

Through the Market Relations area (DRM), we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other corporate information.

rating

Fitch Ratings

	Long-term	Short-term
Domestic Currency	BB+	B
Foreign Currency	BB+	B
National Scale	AAA(bra)	F1+(bra)

Viability: **bb+**

Government Support Rating: **bb-**

S&P Global[1]

	Long-term	Short-term
Domestic Currency	BB	B
Foreign Currency	BB	B
National Scale	brAAA	brA-1+

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	Ba1	NP
Foreign Currency Counterparty	Ba1	NP
Deposits - Domestic Currency	Ba2	NP
Foreign Currency Deposit	Ba2	NP
National Scale	AAA.br	ML A-1.br

(1) In December 2023, Brazil had its rating increased from "BB-" to "BB", which resulted in the increase of Bradesco's long-term ratings, moving from "BB-" to "BB".

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	Dec23	Sept23	June23	Mar23	Dec22
\\ Calculation Basis					
Regulatory Capital	149,969	150,715	148,608	142,648	144,283
Tier I	125,412	126,704	123,250	118,614	120,624
Common Equity	110,689	111,642	109,281	104,600	106,501
Shareholders' Equity	161,182	160,801	159,318	155,321	154,263
Non-controlling/Other	272	237	262	12	(114)
Phase-in arrangements	(50,766)	(49,396)	(50,298)	(50,733)	(47,649)
Additional Capital	14,723	15,062	13,969	14,014	14,123
Tier II	24,557	24,011	25,358	24,034	23,659
\\ Risk-Weighted Assets (RWA)	**947,738**	**942,435**	**956,140**	**945,116**	**971,611**
Credit Risk	842,400	834,953	855,319	850,495	883,428
Market Risk	18,957	21,101	17,843	11,643	8,844
Operational Risk	86,381	86,381	82,978	82,978	79,339
\\ Total Ratio	**15.8%**	**16.0%**	**15.5%**	**15.1%**	**14.8%**
Tier I Capital	13.2%	13.4%	12.9%	12.6%	12.4%
Common Equity	11.7%	11.8%	11.4%	11.1%	11.0%
Additional Capital	1.6%	1.6%	1.5%	1.5%	1.5%
Tier II Capital	2.6%	2.5%	2.7%	2.5%	2.4%

select information – history

In R$ million (unless otherwise stated)	4Q23	3Q23	2Q23	1Q23	4Q22	3Q22
\\ Income Statement for the Period						
Recurring Net Income	2,878	4,621	4,518	4,280	1,595	5,223
Book Net Income	1,703	4,621	4,518	4,280	1,437	5,211
Operating Income	2,499	5,240	4,990	4,844	(99)	7,047
Net Interest Income	16,128	15,859	16,556	16,653	16,677	16,283
Client NII	15,432	15,836	16,652	16,965	17,480	17,527
Expanded ALL	(10,524)	(9,188)	(10,316)	(9,517)	(14,881)	(7,267)
Net Interest Margin	4,908	6,648	6,336	7,448	2,599	10,260
Fee and Commission Income	9,028	9,112	8,756	8,746	9,251	8,856
Operational Expenses	(14,935)	(13,428)	(13,074)	(12,793)	(13,491)	(12,418)
Income from Insurance, Pension Plans and Capitalization Bonds	4,745	4,624	4,841	3,669	4,300	3,469
\\ Statement of Financial Position						
Total Assets	1,964,052	1,931,295	1,884,020	1,864,026	1,830,247	1,891,631
Securities and Derivative Instruments	824,484	777,169	792,197	758,732	779,883	774,733
Expanded Loans Portfolio	877,285	877,500	868,687	879,283	891,933	878,571
Allowance for Loan Losses (ALL)	(53,901)	(59,137)	(60,196)	(60,032)	(57,741)	(50,334)
Total Deposits	627,662	616,020	594,313	591,356	595,927	593,579
Shareholders' Equity	161,182	160,801	159,317	155,321	154,263	156,884
Assets under Management	2,988,371	2,924,447	2,842,381	2,806,033	2,770,585	2,824,049
\\ Performance Indicators (%)						
Recurring Net Income per Share (in 12 month) - R$ (1)	1.53	1.41	1.47	1.70	1.94	2.41
Recurring Net Income per Share - R$ (1)	0.27	0.43	0.42	0.40	0.15	0.49
Book Value per Common and Preferred Share - R$ (1)	15.15	15.11	14.97	14.59	14.50	14.74
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.21	0.22	0.22	0.22	0.21	0.20
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.23	0.24	0.24	0.24	0.23	0.22
Annualized Return on Average Equity (2)(3)	10.0	11.0	10.9	10.6	13.1	16.3
Annualized Return on Average Assets (3)	0.9	0.9	0.9	0.9	1.1	1.4
Fixed Asset Ratio	26.1	25.4	24.4	23.3	28.1	24.8
Dividends/Interest on Shareholders' Equity	2,297	2,410	2,461	2,446	2,347	2,249
Liquidity Coverage Ratio (LCR)	191.6	182.5	178.5	165.2	160.1	174.7
Net Stable Funding Ratio (NSFR)	126.7	125.0	123.1	121.3	120.5	121.3
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	75.0	76.2	75.8	77.3	78.5	78.7
Efficiency Ratio (ER) - (in 12 month) (5)	48.7	47.3	46.8	45.9	45.1	44.8
Market Capitalization - R$ million (6)	172,227	143,441	165,416	133,121	152,508	192,620
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)						
Non-performing Loans (> 60 days / Loan Portfolio) (%)	6.1	7.0	6.9	6.3	5.2	4.7
Coverage Ratio (> 60 days) (%)	140.9	135.3	138.3	148.8	168.5	167.2
AA - C Rated Loans / Loans (%)	87.2	86.4	85.8	86.3	87.4	88.7
D-rated Loans / Loans (%)	2.9	2.6	3.2	3.3	3.3	3.1
E-H rated Loans / Loans (%)	10.0	11.0	11.0	10.4	9.3	8.2
D-rated loans	17,984	16,063	19,962	21,222	21,685	19,975
Provision for D-rated loans	3,021	2,360	3,324	3,903	4,539	4,339
Provision / D-rated loans (%)	16.8	14.7	16.6	18.4	20.9	21.7
D-H rated Non-Performing Loans	43,017	48,115	47,865	45,441	38,726	33,744
Total Provision / D-H-rated Non-performing Loans (%)	125.3	122.9	125.8	132.1	149.1	149.2
E-H Rated Loans	62,588	69,154	68,888	66,969	61,107	53,028
Provision for E-H rated loans	47,616	53,193	52,779	51,549	47,997	40,630
Provision / E-H rated loans (%)	76.1	76.9	76.6	77.0	78.5	76.6
E-H rated Non-Performing Loans	37,752	42,377	41,040	37,571	31,554	27,938
Total Provision / E-H-rated Non-performing Loans (%)	142.8	139.6	146.7	159.8	183.0	180.2

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; (2) It excludes the asset valuation adjustments recorded under the Shareholders' Equity; (3) Accrued Recurring Net Income; (4) In the last 12 months; (5) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and (6) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	Dec23	Sept23	Dec22	Variation % Dec23 x Sept23	Variation % Dec23 x Dec22
\\ Assets					
\\ Cash and due from banks	**16,346**	**17,786**	**19,847**	**(8.1)**	**(17.6)**
\\ Financial instruments	**1,839,983**	**1,814,492**	**1,716,047**	**1.4**	**7.2**
Interbank investments	204,614	236,964	121,997	(13.7)	67.7
Compulsory deposits with the Brazilian Central Bank	133,722	119,166	101,974	12.2	31.1
Securities	808,992	754,299	763,292	7.3	6.0
Derivative Financial instruments	15,492	22,870	16,591	(32.3)	(6.6)
Loans	525,968	525,446	542,758	0.1	(3.1)
Other financial instruments	151,194	155,747	169,436	(2.9)	(10.8)
\\ Leases	**4,394**	**3,964**	**3,574**	**10.8**	**22.9**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(53,901)**	**(59,137)**	**(57,741)**	**(8.9)**	**(6.6)**
Loans	(50,225)	(53,105)	(51,704)	(5.4)	(2.9)
Leases	(46)	(44)	(46)	4.5	-
Other Receivables	(3,630)	(5,988)	(5,991)	(39.4)	(39.4)
\\ Deferred tax assets	**99,849**	**99,268**	**92,062**	**0.6**	**8.5**
\\ Investments in associates and Jointly Controlled Entities	**3,895**	**4,021**	**3,560**	**(3.1)**	**9.4**
\\ Premises and Equipment	**21,649**	**21,109**	**21,814**	**2.6**	**(0.8)**
\\ Intangible Assets	**52,658**	**49,269**	**47,546**	**6.9**	**10.8**
\\ Depreciation and Amortization	**(44,095)**	**(42,653)**	**(41,417)**	**3.4**	**6.5**
Premises and Equipment	(13,794)	(13,541)	(13,621)	1.9	1.3
Intangible Assets	(30,301)	(29,112)	(27,796)	4.1	9.0
\\ Other assets	**25,875**	**25,752**	**27,957**	**0.5**	**(7.4)**
\\ Impairment of Assets	**(2,601)**	**(2,574)**	**(3,002)**	**1.0**	**(13.4)**
\\ Total	**1,964,052**	**1,931,295**	**1,830,247**	**1.7**	**7.3**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,364,374**	**1,342,641**	**1,274,273**	**1.6**	**7.1**
Deposits from Banks	356,366	356,125	323,616	0.1	10.1
Deposits from Customers	623,804	612,915	593,186	1.8	5.2
Securities Issued	256,325	240,457	226,815	6.6	13.0
Subordinated Debt	50,338	49,614	52,241	1.5	(3.6)
Derivative Financial Instruments	13,835	19,936	11,536	(30.6)	19.9
Other Liabilities	63,706	63,594	66,878	0.2	(4.7)
\\ Provision	**396,849**	**382,141**	**361,250**	**3.8**	**9.9**
Insurance Technical Provisions and Pension plans	360,803	349,569	324,024	3.2	11.4
Other reserves	36,046	32,572	37,226	10.7	(3.2)
\\ Deferred income tax	**5,338**	**7,145**	**5,779**	**(25.3)**	**(7.6)**
\\ Other Liabilities	**34,514**	**36,656**	**32,934**	**(5.8)**	**4.8**
\\ Total Liabilities	**1,801,075**	**1,768,583**	**1,674,235**	**1.8**	**7.6**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**161,182**	**160,801**	**154,263**	**0.2**	**4.5**
\\ Non-controlling interest	**1,795**	**1,912**	**1,748**	**(6.1)**	**2.7**
\\ Shareholders' Equity Total	**162,977**	**162,713**	**156,011**	**0.2**	**4.5**
\\ Total	**1,964,052**	**1,931,295**	**1,830,247**	**1.7**	**7.3**

consolidated balance sheet – insurance

Below, we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	Dec23	Sept23	Dec22	Variation % Dec23 x Sept23	Variation % Dec23 x Dec22
\\ Assets					
\\ Current and Long-Term Assets	**399,866**	**393,037**	**361,892**	**1.7**	**10.5**
Securities	381,323	374,143	343,255	1.9	11.1
Insurance Premiums Receivable	6,424	6,623	5,856	(3.0)	9.7
Other Loans	12,119	12,271	12,781	(1.2)	(5.2)
\\ Permanent Assets	**10,799**	**10,642**	**10,000**	**1.5**	**8.0**
\\ Total	**410,665**	**403,679**	**371,891**	**1.7**	**10.4**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**369,386**	**364,655**	**337,069**	**1.3**	**9.6**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	360,803	349,569	324,024	3.2	11.4
Tax, Civil and Labor Contingencies	2,141	2,065	2,175	3.6	(1.6)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	498	462	807	8.0	(38.2)
Other obligations	5,944	12,559	10,063	(52.7)	(40.9)
\\ Non-controlling Interest	**860**	**881**	**762**	**(2.3)**	**12.9**
\\ Shareholder's Equity	**40,418**	**38,143**	**34,060**	**6.0**	**18.7**
\\ Total	**410,665**	**403,679**	**371,891**	**1.7**	**10.4**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments establishes that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated in an economic view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and others associated with the variation of the economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

analytical breakdown of statement of income – managerial vs. recurring

R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
	Fourth Quarter of 2023			
\\ Net Interest Income	**17,960**	**(1,832)**	**-**	**16,128**
Expanded ALL	(8,893)	(1,631)	-	(10,524)
\\ Net Interest Margin	**9,067**	**(3,463)**	**-**	**5,604**
Income from Insurance, Pension Plans and Capitalization Bonds	2,540	2,205	-	4,745
Fee and Commission Income	8,970	58	-	9,028
Operating Expenses	(18,221)	1,149	2,137	(14,935)
Personnel Expenses	(6,248)	(268)	-	(6,516)
Other Administrative Expenses	(5,972)	-	-	(5,972)
Other Operating Income / Expenses	(6,001)	1,417	2,137	(2,447)
Tax Expenses	(2,120)	43	-	(2,077)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	134	-	-	134
\\ Operating Income	**369**	**(7)**	**2,137**	**2,499**
Non-Operating Income	(31)	98	-	67
Income Tax / Social Contribution and Non-controlling Interest	1,365	(91)	(962)	312
\\ Net Income	**1,703**	**-**	**1,175**	**2,878**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; it contemplates the relocation, in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to December 2023 is shown below:

Attributed to the controlling shareholders R$ million	Shareholder's Equity Dec23	Net Income 12M23	Net Income 12M22
\\ BRGAAP	**161,182**	**15,122**	**20,732**
ALL	151	1,268	(44)
Insurance Contracts	(1,347)	(1,746)	1,098
Goodwill on Business Combination	4,654	223	191
Other	1,691	(616)	(754)
\\ IFRS	**166,331**	**14,251**	**21,223**
\\ IFRS vs. BRGAAP Difference	**5,149**	**(871)**	**491**

Main Adjustments

Expected Loss on Financial Assets - Takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator, Superintendence of Private Insurance (SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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Independent Auditor's Report

bradesco

independent auditor's report

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

To
Board of Directors of
Banco Bradesco S.A.
Osasco - SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for the year ended December 31, 2023, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based on the "Criteria for preparation of the consolidated supplementary financial information" paragraph attached to this report is adequately presented.

Responsibilities of Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for the preparation of consolidated supplementary financial information described below, and for the other information contained in this report, and for designing, implementing and maintaining internal control over financial reporting that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities

Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process for compiling and presenting the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information" paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") adopts the Brazilian and international standards on quality control, and consequently, maintains a comprehensive quality control system including documented policies and procedures related to compliance with ethical and professional standards, in addition to applicable legal and regulatory requirements.

We comply with the comprehensive code of ethics including detailed independence requirements, which are based on the ethical principles of integrity, objectivity, competence and professional care, confidentiality and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compiling and presenting the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the preparation of the compilation and presentation of the consolidated supplementary financial information. Our work also included: evaluating the appropriateness of the preparation and presentation of the consolidated supplementary financial information, the appropriateness of the criteria used by Bradesco in the process of preparation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report in the circumstances of our work, as well as the consolidated accounting procedures and estimates used in the overall presentation of the consolidated supplementary financial information. The reasonable assurance level is less than an audit.

Criteria for the preparation of consolidated supplementary financial information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for year ended December 31, 2023, was compiled by Bradesco's Management based on the consolidated accounting information as of December 31, 2023 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 34 of such consolidated accounting information, for the purpose of additional analysis, without, however, being part of the consolidated accounting information disclosed on that date.

Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the "Criteria for the preparation of the consolidated supplementary financial information" paragraph.

São Paulo, February 6, 2024.

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

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Financial Statements | 2023

bradesco

Message to shareholders,

Dear shareholders,

The Bradesco Organization completed 80 years in 2023. A year of renewal, with a look at new opportunities and the future.

We are focused on our clients and their needs, valuing good and reliable service, directed to the public. We are also, attentive to the new technology and movements in the financial sector.

Changes are important to have new visions and this is accompanied by optimism, strength and, consequently, resilience.

2024 will be a year of adjustments, effort, and much dedication as we seek to achieve our goals.

We reiterate our confidence in the capacity of the Brazilian people and we are here to serve them and contribute to the growth of Brazil.

I take this opportunity to thank you for the support and trust we receive from our shareholders and clients, as well as our employees and associates, who are essential in our journey.

Below, we present in detail the main results of the exercise.

Enjoy the reading!

Cidade de Deus, February 6, 2024

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to 2023. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

economic comment

The economic activity remains firm. The labor market remains buoyant, sustaining income gains above inflation and consumption growth. Our projections indicate that the GDP should have closed 2023 with an expansion of 2.9%. This year, we projected a 2.0% advance. The inflation chart continues to be benign, mainly with the deceleration of inflation of services, reinforcing our projection of 3.6% of the IPCA for 2024.

The Copom should maintain the pace of Selic's 0.50 p.p. cuts. We predict that the basic interest rate will end 2024 at 9.25%, completing the cut cycle with an accumulated reduction of 4.5 p.p.

Developed countries have completed the high interest rate cycle. However, the discourse of major central banks does not yet suggest imminent cuts in basic rates. Despite the recent decompression of inflation in the USA and Europe, price change remains above its targets. The gradual slowdown in economic activity in these regions also does not recommend urgency for the start of interest cuts. China, on the other hand, has been recording successive deflations and low economic growth.

highlights in the period

In December, we became pioneers in the distribution of the Lending as a Service platform technology, which will allow us to create hyper-personalized offers to clients, account holders or not, generating a new relationship channel and, consequently, increase in revenue generation. We expect to offer more than R$1 billion of credit in 1Q24.

For the 18th consecutive time, we have been part of the select Dow Jones Sustainability Index (DJSI) group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2023-2024 cycle. In this cycle, only 27 banks were selected to compose the global portfolio and we were considered a global benchmark in the theme “transparency and reporting”.

We were selected in the Corporate Sustainability Index (ISE) of B3 – Brazilian Exchange & OTC, reinforcing the dedication to incorporate the ESG (environmental, social and governance) best practices in business and operations.

highlighted information 2023

BOOK NET INCOME

R$15.1 bi

▼ 27.1% p/a

EARNINGS PER SHARE

R$1.35 common

R$1.49 preferred

ROAE

9.3%

BOOK VALUE PER SHARE

R$15.15

MARKET VALUE

R$172.2 bi

TIER I CAPITAL

13.2%

SHAREHOLDERS' EQUITY

R$161.2 bi

▲ 4.5% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$11.3 bi** (gross) | Payout **79%** (gross)

EXPANDED LOAN PORTFOLIO
(Dec23 vs. Dec22)

R$877.3 bi (-1.6%)

INDIVIDUALS: **R$365.4 bi** (+1.2%)

LARGE CORPORATES: **R$344.0 bi** (-3.0%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$167.8 bi** (-4.8%)

TOTAL DEPOSITS
(Dec23 vs. Dec22)

R$625.8 bi (+5.5%)

Time Deposits: **R$441.3 bi** (+10.6%)

Savings Deposits: **R$131.0 bi** (-2.7%)

Demand Deposits: **R$51.1 bi** (-11.9%)

Interbank Deposits: **R$2.4 bi** (+51.6%)

ALLOWANCE FOR LOANS
(Dec23 vs. Dec22)

R$53.9 bi (-6.7%)

SECURITIES
(Dec23 vs. Dec22)

R$757.2 bi (+6.3%)

Available-for-Sale Securities: **R$ 291.7 bi** (-9.2%)

Trading Securities: **R$366.7 bi** (+28.4%)

Held-to-Maturity Securities [1]: **R$98.8 bi** (-6.4%)

(1) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, Individuals and Companies.

Our solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

Bradesco Bank achieved sustainable results in 2023. Financial indicators depict constant growth in key business lines and a robust loan portfolio that grew 20% compared to 2022, backed by a quality deposit base that increased by 19% in the same comparative period. Assets under custody (AuC) grew 42% compared to 2022 and the annual net income reached a 26% growth in the same comparative period.

Bradesco Invest US

Another way of diversifying investments in the USA can be done on our digital platform. Start investing in portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 130 thousand accounts in 5 months

Make withdrawals and purchases in 195 countries

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

products and services for the public sector

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 31 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

technology and innovation

We have had 80 years of open doors, supporting clients in all economic scenarios, promoting banking and digital inclusion. In partnership with Starlink, we are implementing fast satellite internet in 150 branches in remote locations in Brazil. We have always been pioneers in the use of technology, focusing it on client needs and preference, especially on digital journeys, which concentrate 98% of transactions - Internet Banking and Mobile. We enable digital forms of acquisition of consortia, vehicles and real estate, from simulation to hiring, with acceptance, inspection, registration of documentation and monitoring by mobile phone. To delight, the gratuities (*mimos*) journey provides automatic non-banking benefits in the account, such as cashback and discount coupons. We also offer the "My Account", an international account opened by the App itself, free and accepted in 195 countries, with transfers between Bradesco accounts in Brazil and abroad 24/7, issuance of debit card for purchases and withdrawals outside the country and acquisition of foreign currency in the commercial exchange of Bradesco.

For Companies, features previously exclusive to big entrepreneurs, expanded to small and medium sized enterprises, such as the service of issuance of a QR Code bank slip for PIX payment. The Corporate digital platform has also been redesigned for simpler and more intuitive self-service. And for companies of the same group there is the new Global Solutions platform, which integrates checking accounts of different financial institutions in one place, simultaneously and integrated with the global transfers SWIFT network. We are the largest private bank in the granting of agribusiness financing; thus, we launched E-agro, a specialized digital platform that aims to enhance Brazilian agribusiness by offering products and services 100% online, with partnerships and artificial intelligence. And to investor clients, Invest+ Bradesco consolidates the investments of different banks and brokers to check the total portfolio, with profitability chart, asset class and heat map. As a financial aggregator, it has already exceeded 400 thousand clients since its launch. Ágora increased its client base by 13.4% this year, with R$96.9 billion assets under custody, a growth of 40.6% in 2023; the broker also has access to the most relevant stock market prices on the world stage, major currencies, indexes, economic indicators and interest rates.

In Information Security, we highlight an additional authentication factor for Token registration in the mobile phone via App: Facial Biometrics, with data protected in the technological environment of the Bank, not in the mobile phone. BIA, our cognitive assistant with various functions in customer service, now answers WhatsApp questions about fraud prevention and contacts the client to confirm PIX transactions under analysis. We also entered quantum computing, putting critical information under the protection of an encryption resistant to the quantum computers of the future. With innovative DNA, we have partnered with companies and universities such as USP to develop emerging technologies. We have already used Artificial Intelligence + Voice in several channels and we work in the experimentation of generative AI in projects with products and services of the bank to leverage the customer experience. And we completed the first pilot tokenization operation of a financial asset through blockchain technology and actively participated in the pilot of developing revolutionary projects such as the Real Digital – DREX, Brazil's digital currency.

human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 86,222 employees – 74,746 of Bradesco and 11,476 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br.

sustainability for bradesco

Sustainable development is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that the governance, management and engagement in environmental, social and governance aspects (ESG) are the long-term essential to our growth and sustainability, generating long-term value for all our stakeholders. Thus, our Sustainability Strategy is aligned with the Sustainable Development Goals, guided by ESG management and transparency and the promotion of a change agenda focusing on three main themes: Sustainable Business, Climate Agenda and Financial Citizenship.

As part of this change agenda, at the end of 2023, we reached 90.8% of our sustainable business target by totaling R$227 billion in operations with socio-environmental benefits.

Our performance is recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange (which we have integrated for the 18th consecutive year) and the B3 Corporate Sustainability Index (ISE), the Brazilian stock exchange (which we have integrated for the 19th consecutive year), reinforcing our position as one of the world's leading sustainability companies. These indexes reflect our management and performance in long-term economic, environmental and social criteria in business. If you wish to follow our initiatives and performance, access our bradescori.com.br and bradescosustentabilidade.com.br websites.

corporative governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In 2023, twenty-nine meetings were held, six of which was annual and twenty-three specials.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

internal audit

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, assessing the governance, businesses, structures technologies and processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation, adequacy of Procedures and the effectiveness of the management of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

policy for distribution of dividends and interest on shareholders' equity

At the end of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.8% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes not related to the Financial Statements Consolidated Audit at a level lower than 5% of the total fees related to Independent Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

social investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 894 Million

Invested in 2023

R$806 million are allocated for Activity Expenses.

R$88 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 2 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco *Esportes e Educação* (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,800 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

recognitions

- We are the company that obtained the highest score in the Mental Health Yearbook in Companies. The Survey is from Instituto Philos Org (Institute), in partnership with Insight's Integrity ESG portal.
- We entered the 2023 TOP Open Corps Ranking. In the Banking sector, we are second in relationships with startups identified in the sector. Inovabra was fourth ranked in the TOP Ecosystems - Private Entities. Both categories are part of the 100 Open Startups Ranking award, which recognizes startups and leading corporations in open innovation in the country.
- We are featured in the 2023 As Melhores (The Best) yearbook in a special edition of the IstoÉ Dinheiro magazine. Bradesco and Bradesco Vida e Previdência were in the leadership of the Banks and Insurance and Pension categories, respectively. In the ranking of the Top 1,000, we occupy the third place, being the first among private banks. Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Financiamentos, Bradesco Capitalização, Banco Bradescard, Bradesco Leasing and Bradesco BBI are also part of this classification.
- We were one of the most well-evaluated banks in fund management, according to the 2023 FGV Guide Award of Investment Funds, performing at the top of the list in Best Wholesale Manager, Best High-Income Manager, Best Fixed Income Manager and Best Stock Manager.
- We were awarded for the fourth consecutive year in the Top 100 Corporate Startup Stars award as one of the companies with global best practices and open innovation models. Organized by Mind the Bridge in partnership with the International Chamber of Commerce.
- We are the most innovative bank, according to the 2023 Qorus Accenture Banking Innovation award, in the Global Innovator category, for our innovation incentive strategy. We were also second in the Future Workforce category, with an internal platform that facilitates the ordering and supply of corporate materials and supplies for the entire Organization, and in the Core Offering Innovation category, with the E-agro digital platform.
- We received for the second consecutive time the seal of good integrity practices, the Pro-Ethics, of the Office of the Comptroller General (CGU).
- Bradesco Global Private Bank was recognized for the third time in the Global Private Banking award as the 2023 Best Private Bank for Family Offices (Latin America). The recognition is the result of the initiative of the monthly magazines PWM and The Banker, of the Financial Times group.
- We were featured in the Banking Transformation Award, promoted by Cantarino Brasileiro, with three winning cases and six other finalists. We won two trophies in the Customer Service and Digital Channels categories and Bradesco Seguros won another, in the ESG Focus category.
- Once again, we were awarded a spot on the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, making up the World and Emerging Markets portfolios in the 2023-2024 cycle. It is the 18th consecutive time that we are present in this important Index.

acknowledgements

The results presented reinforce the commitment to exceed expectations, focused on clients, their needs, practicality for everyday life and safety. We thank our shareholders and clients for their constant support and trust, as well as employees and other associates, who work hard and diligently.

Cidade de Deus, February 6, 2024

Board of Directors and Board of Executive Officers

	Note	On December 31, 2023	On December 31, 2022
			R$ thousands
Assets			
Cash and due from banks	5	17,332,144	20,548,372
Financial instruments		1,790,423,881	1,665,001,949
- Interbank investments	6a	205,102,659	122,479,579
- Compulsory and other deposits with the Brazilian Central Bank	7a	133,721,827	101,973,384
- Securities	8b	757,084,696	712,537,190
- Derivative financial instruments	9b	15,413,349	16,258,496
- Loans	10a	527,324,318	543,270,854
- Other financial instruments	11	151,777,032	168,482,446
Leases	10a	4,394,373	3,574,170
Expected credit loss associated with credit risk	10b/10f	(53,901,184)	(57,740,555)
- Loans		(50,225,072)	(51,703,525)
- Leases		(46,144)	(45,795)
- Other receivables		(3,629,968)	(5,991,235)
Deferred income tax assets	33c	99,362,979	91,519,016
Investments in associates and jointly controlled entities	12a	9,687,378	9,042,041
Premises and equipment	13	20,984,891	20,965,376
Intangible assets	14b	47,267,254	42,225,480
Accumulated depreciation and amortization		(41,868,714)	(39,280,577)
- Premises and equipment	13	(13,396,794)	(13,089,209)
- Intangible assets	14b	(28,471,920)	(26,191,368)
Other assets	15	24,576,975	26,600,909
Accumulated impairment of non-financial assets		(2,785,342)	(3,131,714)
Total assets		1,915,474,635	1,779,324,467

Liabilities			
Deposits and other financial liabilities		1,321,946,566	1,229,646,750
- Deposits from banks	16	323,422,783	281,948,038
- Deposits from customers	17	621,934,680	590,682,206
- Securities issued	18	244,966,258	222,257,328
- Subordinated debts	19a	50,337,854	52,241,332
- Derivative financial instruments	9b	15,542,220	13,341,324
- Other financial liabilities	20	65,742,771	69,176,522
Provisions		396,127,665	359,977,830
- Technical provisions for insurance, pension plans and capitalization bonds	21a I	360,802,729	324,024,070
- Other provisions	21b	35,324,936	35,953,760
Deferred tax liabilities	33e	5,271,884	5,707,023
Other liabilities	23	30,000,827	28,991,650
Total liabilities		1,753,346,942	1,624,323,253
Shareholders' equity			
Capital		87,100,000	87,100,000
Treasury shares		-	(224,377)
Capital reserves		11,441	11,441
Profit reserves	24b	77,150,829	73,564,208
Other comprehensive income		(3,079,821)	(6,188,049)
Equity attributable to shareholders of the parent		161,182,449	154,263,223
Non-controlling interests	25	945,244	737,991
Total shareholders´equity		162,127,693	155,001,214
Total shareholders´equity and liabilities		1,915,474,635	1,779,324,467

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	6-month period ended December 31	Year ended on December 31	
				R$ thousands
		2023	2023	2022
Revenue from financial intermediation		**97,094,420**	**196,760,667**	**181,936,553**
- Loans		52,393,204	106,511,768	104,728,044
- Leases		307,283	583,642	488,166
- Net gain or (loss) with securities and interbank investments	9f III	33,577,268	70,190,997	61,023,537
- Net gain or (loss) from derivative financial instruments	9e	626,730	1,972,686	3,688,786
- Financial income from insurance, pension plans and capitalization bonds	9f III	3,239,077	5,410,887	5,178,221
- Foreign exchange income or (loss)	11	1,136,781	1,071,969	2,766,409
- Compulsory deposits with the Brazilian Central Bank	7b	5,122,205	9,956,974	8,229,309
- Gain or (loss) on sale or transfer of financial assets		691,872	1,061,744	(4,165,919)
Expenses from financial intermediation		**(60,409,587)**	**(122,235,984)**	**(104,123,517)**
- Retail and professional market funding	16e	(57,305,214)	(116,670,292)	(97,560,727)
- Borrowing and on-lending	16d	(3,104,373)	(5,565,692)	(6,562,790)
Net revenue from financial intermediation		**36,684,833**	**74,524,683**	**77,813,036**
Expected credit loss associated with credit risk expense		**(18,099,728)**	**(37,110,675)**	**(31,482,731)**
- Loans		(17,527,472)	(35,981,510)	(28,095,299)
- Leases		(4,439)	(661)	10,829
- Other receivables		(567,817)	(1,128,504)	(3,398,261)
Gross income from financial intermediation		**18,585,105**	**37,414,008**	**46,330,305**
Net other operating income (expenses)		**(15,025,530)**	**(25,698,228)**	**(22,984,711)**
- Fee and commission income	26	11,052,367	21,328,701	20,894,566
- Income from banking fees	26	3,295,475	6,856,963	7,626,446
- Other income from insurance, pension plans and capitalization bonds	21a III	5,420,107	9,833,089	7,460,844
- Personnel expenses	27	(11,729,983)	(23,030,307)	(21,939,379)
- Other administrative expenses	28	(11,486,492)	(22,144,732)	(21,621,492)
- Tax expenses	29	(3,631,674)	(7,343,849)	(7,565,683)
- Share of profit (loss) of associates and jointly controlled entities	12a	1,041,288	2,100,691	1,402,543
- Other operating income	30	7,524,127	14,911,197	14,193,415
- Other operating expenses	31	(12,767,127)	(23,239,485)	(21,226,456)
- Provision (expenses)/reversals		(3,743,618)	(4,970,496)	(2,209,515)
- Labor		(641,533)	(1,258,040)	(906,488)
- Tax/Civil		(3,000,516)	(3,486,736)	(530,622)
- Others		(101,569)	(225,720)	(772,405)
Operating profit		**3,559,575**	**11,715,780**	**23,345,594**
Non-operating income/(expense)	**32**	**(20,728)**	**(47,290)**	**548,006**
Income before income tax and non-controlling interests		**3,538,847**	**11,668,490**	**23,893,600**
Income tax expense	33	2,907,993	3,704,747	(2,927,922)
Non-controlling interests in subsidiaries		(122,575)	(251,435)	(233,506)
Net income		**6,324,265**	**15,121,802**	**20,732,172**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
- Earnings per common share	24e I	0.56	1.35	1.85
- Earnings per preferred share	24e I	0.62	1.49	2.04

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statement of Comprehensive Income

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2023	2023	2022
Net income for the period/year	**6,324,265**	**15,121,802**	**20,732,172**
Non-controlling shareholders	122,575	251,435	233,506
Net income attributable to shareholders of the parent and non-controlling interest	**6,446,840**	**15,373,237**	**20,965,678**
Items that may be subsequently reclassified to the income statement	**1,159,148**	**3,188,589**	**(3,309,238)**
Securities available for sale	**1,010,775**	**3,077,048**	**(3,248,967)**
- Own and Subsidiaries	1,953,244	6,159,687	(6,168,391)
- Associates and jointly controlled entities	(160,705)	(781,143)	667,085
- Tax effect	(781,764)	(2,301,496)	2,252,339
Cash flow hedge	270,200	186,668	(108,814)
Hedge of investment abroad	(39,748)	(5,799)	142,459
Tax effect	(102,687)	(81,243)	(18,784)
Foreign exchange differences on translations of foreign operations	20,608	11,915	(75,132)
Items that cannot be reclassified to the income statement	**(80,350)**	**(80,361)**	**115,817**
Remeasurement of defined benefit liability (asset)	(80,350)	(80,361)	115,817
Total other comprehensive income	**1,078,798**	**3,108,228**	**(3,193,421)**
Comprehensive income for the period	**7,525,638**	**18,481,465**	**17,772,257**

Attributable to shareholders:			
Shareholders of the parent	7,403,063	18,230,030	17,538,751
Non-controlling interests	122,575	251,435	233,506

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statement of Changes in Shareholders´Equity

R$ thousands

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2021	**83,100,000**	**11,441**	**11,548,007**	**56,122,893**	**(2,994,628)**	**(666,702)**	**-**	**147,121,011**
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(666,702)	-	666,702	-	-
Acquisition of treasury shares	-	-	-	-	-	(224,377)	-	(224,377)
Asset valuation adjustments (1)	-	-	-	-	(3,193,421)	-	-	(3,193,421)
Net income	-	-	-	-	-	-	20,732,172	20,732,172
Allocations:								
- Reserves	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(10,172,162)	(10,172,162)
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Cancellation of treasury shares	-	-	-	(224,377)	-	224,377	-	-
Asset valuation adjustments (1)	-	-	-	-	3,108,228	-	-	3,108,228
Net income	-	-	-	-	-	-	15,121,802	15,121,802
Allocations:								
- Reserves	-	-	756,090	3,054,908	-	-	(3,810,998)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(11,310,804)	(11,310,804)
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**
Balance on June 30, 2023	**87,100,000**	**11,441**	**13,024,492**	**63,340,200**	**(4,158,619)**	**-**	**-**	**159,317,514**
Asset valuation adjustments (1)	-	-	-	-	1,078,798	-	-	1,078,798
Net income	-	-	-	-	-	-	6,324,265	6,324,265
Allocations:								
- Reserves	-	-	316,213	469,924	-	-	(786,137)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,538,128)	(5,538,128)
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

			R$ thousands
	6 month period ended December 31	Year ended on December 31	
	2023	2023	2022
Cash flows from operating activities:			
Income before income taxes and non-controlling interests	**3,538,847**	**11,668,490**	**23,893,600**
Adjustments for:	**38,773,831**	**74,923,450**	**44,533,111**
- Effect of changes in foreign exchange rates on cash and cash equivalents	(127,875)	(239,325)	(892,293)
- Expected credit loss associated with credit risk	18,099,728	37,110,675	31,482,731
– Depreciation and amortization	3,221,296	6,342,044	5,257,065
- Constitution/Reversion of impairment losses of assets	1,279,760	1,894,039	(2,758,126)
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	4,411,824	6,339,505	2,874,896
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	16,562,889	32,892,243	29,163,334
- Share of profit (loss) of associates and jointly controlled entities	(1,041,288)	(2,100,691)	(1,402,543)
- (Gain)/Loss on Investments	6,327	14,350	(422,188)
- (Gain)/loss on sale of fixed assets	(105,054)	(139,024)	(12,649)
- (Gain)/loss on sale of non-financial assets held for sale	(17,887)	(69,294)	(228,130)
- Foreign exchange variation from other assets and liabilities overseas	(3,515,889)	(7,121,072)	(18,528,986)
(Increase)/Decrease in assets	**(75,673,843)**	**(133,845,618)**	**(38,488,567)**
- Interbank investments	(18,616,906)	(35,005,630)	8,415,276
- Compulsory deposits with the Brazilian Central Bank	(8,340,944)	(15,544,506)	(6,654,728)
- Trading securities and derivative financial instruments	(30,932,650)	(77,948,547)	33,854,616
- Loans and leases	(33,053,787)	(26,611,131)	(52,311,075)
- Deferred income tax assets	1,882,826	3,349,659	(2,436,681)
- Other assets	939,136	1,485,907	(1,754,264)
- Other financial instruments	12,448,482	16,428,630	(17,601,711)
(Increase)/Decrease in liabilities	**34,161,497**	**53,813,196**	**17,888,363**
- Deposits and other financial liabilities	42,386,761	69,293,468	31,246,853
- Deferred income tax liabilities	(4,081,812)	(7,924,014)	(6,132,077)
- Other provisions	2,050,922	(3,081,913)	(1,599,947)
- Other liabilities	(3,050,707)	2,909,404	3,666,471
Income tax and social contribution paid	(3,143,667)	(7,383,749)	(9,292,937)
Net cash provided by/(used in) operating activities	**800,332**	**6,559,518**	**47,826,507**
Cash flows from investing activities:			
Proceeds from maturity of and interest on held-to-maturity securities	11,734,984	16,924,725	32,482,673
Proceeds from sale of/maturity of and interest on available-for-sale securities	71,104,599	173,817,698	193,245,210
Proceeds from sale of non-financial assets held for sale	392,916	640,484	442,888
Sale of investments	-	-	61,970
Investment acquisitions	-	(14,333)	-
Proceeds from sale of premises and equipment	598,182	1,350,060	596,414
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(84,767)	(623,966)
Purchases of available-for-sale securities	(64,308,934)	(109,044,300)	(223,621,649)
Purchases of held-to-maturity securities	-	-	(10,599,561)
Purchase of premises and equipment	(1,129,858)	(1,953,063)	(2,440,639)
Intangible asset acquisitions	(4,587,145)	(7,412,131)	(8,016,895)
Dividends and interest on shareholders' equity received	172,362	978,932	720,069
Net cash provided by/(used in) investing activities	**13,977,106**	**75,203,305**	**(17,753,486)**
Cash flows from financing activities:			
Securities issued	70,459,377	105,259,934	101,692,599
Settlement and interest payments of securities issued	(66,156,884)	(108,774,110)	(64,795,895)
Funds from subordinated debt issued	598,800	1,129,800	9,796,000
Settlement and interest payments of subordinated debts	(3,138,262)	(10,040,514)	(18,768,306)
Interest on shareholders' equity/dividends paid	(2,748,610)	(8,927,917)	(3,656,763)
Non-controlling interest	(45,008)	(44,182)	(209,470)
Acquisition of treasury shares	-	-	(224,377)
Net cash provided by/(used in) financing activities	**(1,030,587)**	**(21,396,989)**	**23,833,788**
Net increase/(decrease) in cash and cash equivalents	**13,746,851**	**60,365,834**	**53,906,809**
Cash and cash equivalents - at the beginning of the period	172,915,854	126,185,421	71,386,319
Effect of changes in foreign exchange rates on cash and cash equivalents	127,875	239,325	892,293
Cash and cash equivalents - at the end of the period	186,790,580	186,790,580	126,185,421
Net increase/(decrease) in cash and cash equivalents	**13,746,851**	**60,365,834**	**53,906,809**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Added Value

Description	6 month period ended December 31		Year ended on December 31			R$ thousands
	2023	%	2023	%	2022	%
1 – Revenue	**90,848,824**	**210.2**	**186,479,447**	**431.4**	**179,470,165**	**328.6**
1.1) Financial intermediation	**97,094,420**	**224.6**	**196,760,667**	**455.2**	**181,936,553**	**333.2**
1.2) Fees and commissions	**14,347,842**	**33.2**	**28,185,664**	**65.2**	**28,521,012**	**52.2**
1.3) Expected Credit Loss Associated with Credit Risk expenses	**(18,099,728)**	**(41.9)**	**(37,110,675)**	**(85.9)**	**(31,482,731)**	**(57.6)**
1.4) Other	**(2,493,710)**	**(5.8)**	**(1,356,209)**	**(3.1)**	**495,331**	**0.9**
2 – Financial intermediation expenses	**(60,409,587)**	**(139.8)**	**(122,235,984)**	**(282.8)**	**(104,123,517)**	**(190.7)**
3 – Inputs acquired from third parties	**(8,777,994)**	**(20.3)**	**(16,779,382)**	**(38.8)**	**(16,881,681)**	**(30.9)**
Outsourced services	(2,850,034)	(6.6)	(5,465,595)	(12.6)	(5,282,111)	(9.7)
Data processing	(1,138,561)	(2.6)	(2,246,011)	(5.2)	(2,160,503)	(4.0)
Communication	(417,616)	(1.0)	(895,466)	(2.1)	(1,101,727)	(2.0)
Asset maintenance	(763,872)	(1.8)	(1,450,198)	(3.4)	(1,405,984)	(2.6)
Financial system services	(903,016)	(2.1)	(1,625,586)	(3.8)	(1,561,041)	(2.9)
Advertising and marketing	(743,137)	(1.7)	(1,269,752)	(2.9)	(1,870,379)	(3.4)
Security and surveillance	(290,377)	(0.7)	(588,602)	(1.4)	(582,261)	(1.1)
Transport	(387,214)	(0.9)	(754,501)	(1.7)	(780,222)	(1.4)
Material, water, electricity and gas	(232,017)	(0.5)	(467,360)	(1.1)	(472,124)	(0.9)
Travel	(77,049)	(0.2)	(141,005)	(0.3)	(91,414)	(0.2)
Other	(975,101)	(2.3)	(1,875,306)	(4.3)	(1,573,915)	(2.9)
4 – Gross added value (1-2-3)	**21,661,243**	**50.1**	**47,464,081**	**109.8**	**58,464,967**	**107.1**
5 – Depreciation and amortization	**(3,221,296)**	**(7.5)**	**(6,342,044)**	**(14.7)**	**(5,257,065)**	**(9.6)**
6 – Net added value produced by the entity (4-5)	**18,439,947**	**42.7**	**41,122,037**	**95.1**	**53,207,902**	**97.4**
7 – Added value received through transfer	**1,041,288**	**2.4**	**2,100,691**	**4.9**	**1,402,543**	**2.6**
Share of profit (loss) of associates and jointly controlled companies	1,041,288	2.4	2,100,691	4.9	1,402,543	2.6
8 – Added value to distribute (6+7)	**19,481,235**	**45.1**	**43,222,728**	**100.0**	**54,610,445**	**100.0**
9 - Added Value Distributed	**19,481,235**	**45.1**	**43,222,728**	**100.0**	**54,610,445**	**100.0**
9.1) Personnel	**10,201,655**	**23.6**	**20,074,078**	**46.4**	**19,115,786**	**35.0**
Salaries	6,005,501	13.9	11,699,742	27.1	10,998,825	20.1
Benefits	2,911,321	6.7	5,694,292	13.2	5,374,231	9.8
Government Severance Indemnity Fund for Employees (FGTS)	515,558	1.2	1,034,870	2.4	900,528	1.6
Other	769,275	1.8	1,645,174	3.8	1,842,202	3.4
9.2) Tax, fees and contributions	**2,252,009**	**5.2**	**6,595,331**	**15.3**	**13,317,199**	**24.4**
Federal	1,650,438	3.8	5,398,375	12.5	12,134,839	22.2
State	7,834	-	8,703	-	3,146	-
Municipal	593,737	1.4	1,188,253	2.7	1,179,214	2.2
9.3) Remuneration for providers of capital	**580,731**	**1.3**	**1,180,082**	**2.7**	**1,211,783**	**2.2**
Rental	579,138	1.3	1,177,613	2.7	1,211,012	2.2
Asset leases	1,593	-	2,469	-	771	-
9.4) Added Value distributed to shareholders	**6,446,840**	**14.9**	**15,373,237**	**35.6**	**20,965,677**	**38.4**
Interest on shareholders' equity	5,538,128	12.8	11,310,804	26.2	10,172,161	18.6
Retained earnings	786,137	1.8	3,810,998	8.8	10,560,010	19.3
Non-controlling interests in retained earnings	122,575	0.3	251,435	0.6	233,506	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, resource management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented in accordance with Note 3a.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/22, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued on the same date, accompanied by an independent auditors' report.

These consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. These practices comply with the rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen), including CMN Resolution No. 4,818/20, BCB Resolution No. 2/20, and the guidelines emanating from Law No. 4,595/ 64 (National Financial System Law) and nº 6,404/76 (Corporations Law), with the respective changes introduced by Laws nº 11,638/07 and nº 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 6, 2024.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	51.00%	-	51.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5) (6)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	52.89%	51.40%	52.89%	51.40%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2) (9)	New York - United States	Services	-	100.00%	-	100.00%
Investment Funds (10)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.38%	100.00%	99.38%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company acquired (indirect participation) in February 2023. New name of BV DTVM S.A. from December 2023;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) New name of Bradesco Bac Florida Bank;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of participation occurred due to the cancellation of Treasury Shares;
(9) Company closed in October 2023; and
(10) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for all Foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and Bradesco Bank where the functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". In this way, the exchange rate variation is presented in the income statement with derivative financial instruments used to protect the effects of the exchange rate variation produced by our investments abroad.

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and expenses are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, except health insurance, net of premiums paid for reinsurance, and related commissions are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 36 months in health insurance operations and for the term of policies in other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Asset management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

In January 2022 BCB Resolution No. 120 revoked art. No. 8 of BCB Circular No. 2,381/1993, which established that revenues from management fees for consortium groups should be recorded by the administrator on a cash basis. Following this change in the beginning 2022, these revenues began to be calculated on an accrual basis.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by the Organization to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation provisions, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and hierarchy of securities are presented in Note 8.

iii. Impairment of securities

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, the Organization recognizes an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of impairment for securities is presented in Note 8c.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well as to meet customer requests, in order to manage their positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in

the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature as:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 9.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the income statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the income statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 10.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected credit loss associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the expected credit loss associated with credit risk are presented in Note 10.

f) Income tax and social contribution

Deferred tax assets, calculated on carry-forward income tax and social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes liabilities".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020.

On April 28, 2022, Provisional Measure No. 1,115 was published, converted into Law No. 14,446, on September 19, 2022, which increased the social contribution rate on the net income of the insurance and financial sectors by one percentage point during the period from August 1, 2022 to December 31, 2022.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

g) Investments

i. Acquisition of investments

Investments are recognized at the acquisition cost, broken down into: I - cost of the net assets acquired in accordance with accounting rules applicable to financial instututions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

From January 1, 2022 the acquisition cost will be allocated to the following items:

I – book value of shareholders' equity; II – difference between book value and fair value of assets and liabilities, if any; III – fair value of identifiable assets and reliably measurable assumed liabilities, not recorded in the investee's accounting; and IV – premium for expected future profitability (goodwill).

ii. Associates, Jointly Controlled Entities and Subsidiaries

Investments in associates and jointly controlled entities are accounted for using the equity method.

The amount of goodwill based on expected future profitability (goodwill) for associates and jointly controlled entities is presented together with the respective Investment, while for subsidiaries it is presented in Intangible assets.

In the consolidated financial statements, the assets, liabilities, shareholders' equity, income, expenses and cash flows of subsidiaries are consolidated at their book value.

The composition of associates and jointly controlled entities is presented in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets used in the Organization's operations.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets:

- Acquisition of rights to provide banking services: they are recognized at cost and amortized over the period in which the asset will contribute, directly or indirectly, to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life, from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of subsidiaries: prior to December 31, 2021, goodwill was recorded at the amount by which the purchase price exceeded the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow and also adjusted for impairment. For acquisitions on or after January 1, 2022, goodwill is recorded at the positive difference between the acquisition price and the fair value of the identifiable assets less the fair value of the liabilities assumed on the acquisition date. Goodwill is amortized over the expected period for realizing its future economic benefits and also adjusted for impairment.

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Other assets include:

- Taxes recoverable: relate to income tax and social contribution credits from previous years and prepayments made but not yet utilized;

- Prepaid expenses: prepayments for benefits or provision of services that will occur in future periods. Prepaid expenses are appropriated to profit or loss according to the terms and amounts of expected benefits. Prepaid expenses are written off directly to profit or loss when the corresponding assets and rights are no longer part of the institution's assets. or when future benefits are no longer expected;

- Non-financial assets held for sale: relate to assets received in settlement of distressed loans that the Organization does not intend to use and assets that the Organization previously used that will be realized by their sale, which are available for immediate sale and the disposal of which is highly probable within one year. Assets received are measured at the lower of: the fair value of the assets, net of selling expenses or gross book value of the related distressed loan. Own assets are recorded at the lower of: the fair value of the asset, net of selling expenses and its book value, net of provisions for impairment losses and accumulated depreciation or amortization; and

- Investment properties: properties held to earn rental income, for capital appreciation, for both or for purposes not yet determined, but not for use in the supply of products or services or for administrative purposes. Investment properties are recorded at cost of acquisition, formation or construction, less accumulated depreciation, calculated using the straight-line method at rates that take into account the estimated economic useful life of the assets. The estimated useful life of investment properties is reviewed every 3 (three) years.

The breakdown of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 16, 17, 18 and 19.

ii. Funding expenses

Expenses incurred to issue securities are presented as a reduction in the corresponding liability and
appropriated to profit or loss over the term of the related security. The composition of the respective balances of these fundings are presented in Note 16e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The provision for unearned premiums (PPNG) is calculated on a pro rata basis, based on premiums, corresponding to the unexpired risk period of insurance contracts, except for health insurance. The portion of this provision, corresponding to the estimate for risks in force but not issued, is constituted in the 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 5.25% (4.9% on December 31, 2022) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.25% (4.9% on December 31, 2022) per annum;

  - The reserve for events incurred but not reported related to health insurance (PEONA) is calculated from the final estimate of claims already incurred and still

not reported, based on the monthly run-off triangles that consider that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence and according to calculation criteria defined by ANS for claims notified by "Sistema único de Saúde – SUS";

- For health insurance, the provision for events that occurred and were not notified in the SUS is calculated based on the estimate of the amount of events/claims originating in the Unified Health System (SUS), that have occurred and that have not been reported. The estimated amount is reported monthly on the institutional website of the National Supplementary Health Agency (ANS), with 100% being recognized by Bradesco Saúde;

- For Casualty Insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of incurred but not reported' claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA;

- The reserve for unsettled claims (PSL) for life insurance and Property and Casualty line of business, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the related salvage values (applicable only for Property and Casualty line of business);

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims, ransom payments and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For Property and Casualty insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to the regulation of reported claims, paid or not;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates, and forward interest rate curves (ETTJ) free from risk as elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 648/2021;

- The Provision for Insufficient Payments (PIC), for health insurance, aims to determine the insufficient payments/premiums to cover events/claims to occur, when verified, being calculated based on the methodology Prospective, defined in Technical Actuarial Note, submitted to the ANS in the 2023 financial year. The calculation takes into account: (i) the estimate of future cash flow, segregated by Sector, considering: future payments of claims to occur; brokerage commission and direct administrative expenses; and the receipt of future premiums, projected based on the recent history of net premiums written and projection of adjustment applications, discounted to present value; and (ii) all medical-hospital contracts in the pre-established price modality, segmented between individual and collective (by adhesion and other), within a two-year horizon, from the calculation base date, overdue more than one month. For the individual/family plans, the estimated cash flow will include the period of 12 months from the month of calculation and for the types of Collective Contracting by Adhesion and Other Collectives, 24 months will be considered; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.25% (4.9% on December 31, 2022) per annum.

- Note: For the individual health portfolio, when the Insufficiency of Considerations Provision (PIC) - is calculated, it will be subtracted from the amount of Assume this is referring to the provision above (OPT-PIP). The PIC is a short-term provision established and calculated using an internal methodology.

• Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

- The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The mathematical reserve for vested benefits (PMBC), is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on certain assumptions including the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ) free from risk and elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The liability adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 648/2021;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims, ransom payments and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The change in technical provisions due to the performance of the FIEs and the inflation and interest indexation of technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

- Capitalization bonds:

  - The mathematical reserve for capitalization bonds (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement;

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds; and

  - The Supplementary Provision for Draws (PCS) is constituted to complement the Reserve for Draws to be made to be carried out, being used to cover any insufficiencies related to the expected value of the draws to be carried out.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations

The recognition, measurement and disclosure of provisions, contingent assets and liabilities and legal obligations follow the criteria established by CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, approved by CMN Resolution 3,823/09 and by CVM Resolution No. 72/22 as follows:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Organization. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality and are recognized considering the probability of loss.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/20.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 37.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38.

p) Non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and is expected to occur frequently in future years. Non-recurring net income are presented in Note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually assessed and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	8, 9, 36 and 38a
• Expected credit loss associated with credit risk	10
• Impairment of securities	8
• Impairment of intangible assets, premises and equipment and goodwill	14
• Income taxes	33
• Technical provisions for insurance	22
• Provisions and contingencies	22

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives, and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information that is significant to the fair value measurement. For instruments classified as Level 3, Bradesco uses a significant amount of judgment to determine the fair value. The judgments are based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying judgment, the Organization analyzes a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization believes that the valuation methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and assumptions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss associated with credit risk associated with credit risk, such as:

- Determining the criteria for the classification of credit operations;
- Selecting quantitative models and suitable assumptions; and
- Grouping together similar loan operations.

The process of determining the amout of expected credit loss associated with credit risk requires estimates and the use of judgment.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and assumptions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

• Determining the criteria to measure the value of the guarantees related to each security;
• Selecting quantitative models and assumptions suitable for the measurement of the impairment; and
• Establishing different prospective scenarios and their assumptions.

The process to determine impairment requires estimates and the use of judgment and it is possible that actual losses in subsequent periods will differ from those calculated in accordance with current estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled entities) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. The projected cash flows reflect the Organization's view of future performance and are compared with actual performance and external economic data, when applicable.

V. Income taxes

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment made. These adjustments may also result from our own income tax planning or resolution of income tax disputes, and may be material to our operating income for any given period.

VI. Technical provisions for insurance

Insurance technical provisions (reserves) are liabilities in favor of our policyholders, see note 3m (i). Expectations of loss ratio, mortality, longevity, time to permanence, income projection and interest rate are all used as part of arriving at these totals. These assumptions used are based on the historical performance of the insurance group portfolios and are periodically reviewed.

VII. Provisions and contingencies

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) CASH AND CASH EQUIVALENTS

		R$ thousands
	On December 31, 2023	On December 31, 2022
Cash and due from banks in domestic currency	14,765,830	14,428,309
Cash and due from banks in foreign currency	2,566,314	6,120,063
Total cash and due from banks	**17,332,144**	**20,548,372**
Discretionary deposits at the Central Bank	24,205,291	8,001,354
Interbank investments (1)	145,253,145	97,635,695
Total cash and cash equivalents	**186,790,580**	**126,185,421**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousands
	On December 31, 2023					On December 31, 2022
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**23,106,984**	**2,473,622**	**-**	**-**	**25,580,606**	**32,260,021**
• Financial treasury bills	9,081,479	14,560	-	-	9,096,039	1,190,054
• National treasury notes	9,485,121	1,576,445	-	-	11,061,566	23,916,338
• National treasury bills	3,451,633	882,617	-	-	4,334,250	6,717,540
• Other	1,088,751	-	-	-	1,088,751	436,089
Funded position	**125,554,924**	**2,288,267**	**-**	**-**	**127,843,191**	**64,876,703**
• Financial treasury bills	32,084,033	91,541	-	-	32,175,574	-
• National treasury notes	24,493,757	211,987	-	-	24,705,744	57,796,163
• National treasury bills	68,977,134	1,984,739	-	-	70,961,873	7,080,540
Unrestricted position	**13,498,554**	**19,676,998**	**-**	**-**	**33,175,552**	**11,917,589**
• National treasury bills	13,498,554	19,676,998	-	-	33,175,552	11,917,589
Subtotal	**162,160,462**	**24,438,887**	**-**	**-**	**186,599,349**	**109,054,313**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	5,433,321	5,177,468	6,202,925	1,690,586	18,504,300	13,453,506
• Allowance for losses	(49)	(337)	(604)	-	(990)	(28,240)
Subtotal	**5,433,272**	**5,177,131**	**6,202,321**	**1,690,586**	**18,503,310**	**13,425,266**
On December 31, 2023	**167,593,734**	**29,616,018**	**6,202,321**	**1,690,586**	**205,102,659**	
%	**81.8**	**14.4**	**3.0**	**0.8**	**100.0**	
On December 31, 2022	**100,866,148**	**13,804,363**	**5,465,465**	**2,343,603**		**122,479,579**
%	**82.4**	**11.3**	**4.5**	**1.9**		**100.0**

b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Income from investments in purchase and sale commitments:			
• Own portfolio position	2,333,261	4,675,447	3,200,384
• Funded position	9,063,864	16,975,985	9,544,900
• Unrestricted position	1,807,720	2,905,098	2,520,783
Subtotal	**13,204,845**	**24,556,530**	**15,266,067**
Income from interest-earning deposits in other banks/Others	**1,952,515**	**3,708,420**	**1,946,422**
Total (Note 9f III)	**15,157,360**	**28,264,950**	**17,212,489**

7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and other deposits

			R$ thousands
	Remuneration	On December 31, 2023	On December 31, 2022
Compulsory deposit – demand deposits	not remunerated	12,318,759	11,720,248
Compulsory deposit – savings deposits	savings index	25,391,346	21,373,134
Compulsory deposit – time deposits	Selic rate	71,806,431	60,878,648
Discretionary deposits at the Central Bank	Selic rate	24,205,291	8,001,354
Total		**133,721,827**	**101,973,384**

b) Revenue from compulsory deposits with the Brazilian Central Bank

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Reserve requirement – Bacen (Compulsory deposit)	5,111,466	9,943,391	8,224,712
Reserve requirement – SFH (1)	10,739	13,583	4,597
Total	**5,122,205**	**9,956,974**	**8,229,309**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Classification by categories, terms and business activities

I) Trading securities

Securities									R$ thousands
	On December 31, 2023							On December 31, 2022	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**45,478,229**	**6,339,836**	**7,797,015**	**44,543,284**	**104,158,364**	**103,706,983**	**451,381**	**64,687,551**	**(576,556)**
Financial treasury bills	-	338,318	2,748,044	8,911,882	11,998,244	11,996,418	1,826	10,050,547	3,503
National treasury notes	-	5,125,479	2,920,740	25,728,042	33,774,261	33,585,547	188,714	30,668,719	(381,608)
Debentures	2	46,443	27,507	1,020,815	1,094,767	1,130,627	(35,860)	520,621	(33,352)
National treasury bills	36,340,773	3,665	2,080,815	6,724,908	45,150,161	45,110,577	39,584	14,536,096	13,948
Other	9,137,454	825,931	19,909	2,157,637	12,140,931	11,883,814	257,117	8,911,568	(179,047)
- Insurance Group	**18,461,359**	**11,879,971**	**16,862,333**	**215,285,308**	**262,488,971**	**261,255,100**	**1,233,871**	**220,950,164**	**(528,343)**
• Insurance and Capitalization bonds	**2,821,164**	**191,319**	**3,698,526**	**8,953,641**	**15,664,650**	**15,674,399**	**(9,749)**	**11,928,737**	**(24,033)**
- Financial treasury bills	-	138,030	3,678,509	8,624,496	12,441,035	12,437,959	3,076	7,246,429	3,183
- Financial bills	-	12,279	16,193	108,524	136,996	138,917	(1,921)	172,160	(7,846)
- Other	2,821,164	41,010	3,824	220,621	3,086,619	3,097,523	(10,904)	4,510,148	(19,370)
• Pension plans	**15,640,195**	**11,688,652**	**13,163,807**	**206,331,667**	**246,824,321**	**245,580,701**	**1,243,620**	**209,021,427**	**(504,310)**
- Financial treasury bills	-	868,099	4,422,097	130,440,771	135,730,967	135,508,768	222,199	118,551,174	163,966
- National treasury notes	-	-	1,029,153	24,563,856	25,593,009	25,282,311	310,698	17,943,526	(785,334)
- National treasury bills	421,911	18,514	28,780	17,390,864	17,860,069	17,414,654	445,415	9,960,174	(105,026)
- Financial bills	208,662	9,806,324	6,791,973	17,313,136	34,120,095	33,991,110	128,985	32,320,056	136,609
- Debentures	100	995,350	608,306	15,918,739	17,522,495	17,388,007	134,488	15,551,718	82,318
- Other	15,009,522	365	283,498	704,301	15,997,686	15,995,851	1,835	14,694,779	3,157
- Other activities	-	-	-	**3,193**	**3,193**	**3,187**	**6**	**2,819**	**4**
Other	-	-	-	3,193	3,193	3,187	6	2,819	4
Total	**63,939,588**	**18,219,807**	**24,659,348**	**259,831,785**	**366,650,528**	**364,965,270**	**1,685,258**	**285,640,534**	**(1,104,895)**

II) Available-for-sale securities

R$ thousands

Securities (2)	On December 31, 2023							On December 31, 2022	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**10,315,175**	**19,062,888**	**20,496,588**	**209,521,430**	**259,396,081**	**257,631,188**	**1,764,893**	**288,692,903**	**(1,395,762)**
National treasury bills	101,933	17,053	376,319	26,749,859	27,245,164	26,539,624	705,540	61,861,459	(297,518)
Debentures	-	2,430,806	4,919,426	64,669,277	72,019,509	71,685,757	333,752	77,010,733	672,504
National treasury notes	-	-	3,322,266	59,149,681	62,471,947	62,181,740	290,207	54,235,751	(1,898,945)
Stocks	5,534,634	-	-	-	5,534,634	5,555,044	(20,410)	5,536,047	(19,010)
Foreign government bonds	1,676,719	6,982,497	1,558,648	176,575	10,394,439	10,405,828	(11,389)	10,025,623	(88,559)
Promissory notes	512,343	1,074,905	4,336,265	9,611,438	15,534,951	15,312,839	222,112	12,522,839	211,558
Financial treasury bills	-	500,701	1,322,067	27,624,530	29,447,298	29,379,020	68,278	34,692,576	121,133
Rural product notes	413,022	6,571,833	4,550,934	14,620,176	26,155,965	25,840,147	315,818	19,375,210	82,965
Other	2,076,524	1,485,093	110,663	6,919,894	10,592,174	10,731,189	(139,015)	13,432,665	(179,890)
- Insurance Group	**6,088,002**	**735,573**	**360,985**	**25,090,602**	**32,275,162**	**35,240,972**	**(2,965,810)**	**32,665,708**	**(5,382,336)**
• Insurance and Capitalization bonds	**3,677,358**	**678,184**	**350,723**	**13,655,574**	**18,361,839**	**20,677,896**	**(2,316,057)**	**19,151,475**	**(3,829,640)**
- National treasury notes	-	-	127,367	12,068,389	12,195,756	13,220,520	(1,024,764)	13,930,767	(2,012,025)
- Stocks	3,141,705	-	-	-	3,141,705	4,420,171	(1,278,466)	2,807,224	(1,705,687)
- National treasury bills	305,037	-	182,471	1,099,193	1,586,701	1,594,077	(7,376)	1,891,180	(97,684)
- Other	230,616	678,184	40,885	487,992	1,437,677	1,443,128	(5,451)	522,304	(14,244)
• Pension plans	**2,410,644**	**57,389**	**10,262**	**11,435,028**	**13,913,323**	**14,563,076**	**(649,753)**	**13,514,233**	**(1,552,696)**
- National treasury notes	-	-	10,262	10,766,342	10,776,604	11,760,365	(983,761)	10,359,761	(1,654,620)
- Stocks	2,351,086	-	-	-	2,351,086	2,024,486	326,600	2,295,537	160,867
- Debentures	-	-	-	643,958	643,958	636,062	7,896	615,143	(55,532)
- Other	59,558	57,389	-	24,728	141,675	142,163	(488)	243,792	(3,411)
- Other activities	**437**	**-**	**-**	**6,371**	**6,808**	**6,530**	**278**	**396**	**238**
Other	437	-	-	6,371	6,808	6,530	278	396	238
Subtotal	**16,403,614**	**19,798,461**	**20,857,573**	**234,618,403**	**291,678,051**	**292,878,690**	**(1,200,639)**	**321,359,007**	**(6,777,860)**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,343,437)	-	(1,515,065)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,893,681)	-	(1,780,554)
Total	**16,403,614**	**19,798,461**	**20,857,573**	**234,618,403**	**291,678,051**	**292,878,690**	**(4,437,757)**	**321,359,007**	**(10,073,479)**

III) Held-to-maturity securities

Securities (2)	On December 31, 2023							On December 31, 2022	R$ thousands
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**949,779**	**-**	**-**	**40,166,381**	**41,116,160**	**40,722,853**	**(393,307)**	**48,743,812**	**(2,660,923)**
National treasury bills	949,779	-	-	14,119,754	15,069,533	15,271,189	201,656	21,033,456	(679,545)
Certificates of real estate receivables	-	-	-	4,587,496	4,587,496	4,494,039	(93,457)	5,130,033	(213,154)
National treasury notes	-	-	-	16,414,494	16,414,494	15,858,355	(556,139)	17,253,444	(1,754,438)
Other	-	-	-	5,044,637	5,044,637	5,099,270	54,633	5,326,879	(13,786)
- Insurance Group	**-**	**-**	**2,925,219**	**54,714,738**	**57,639,957**	**60,003,539**	**2,363,582**	**56,793,837**	**(1,079,172)**
• Insurance and Capitalization bonds	**-**	**-**	**147,604**	**10,635,232**	**10,782,836**	**10,549,829**	**(233,007)**	**10,236,815**	**(1,174,679)**
- National treasury notes	-	-	147,604	10,635,232	10,782,836	10,549,829	(233,007)	10,236,815	(1,174,679)
• Pension plans	**-**	**-**	**2,777,615**	**44,079,506**	**46,857,121**	**49,453,710**	**2,596,589**	**46,557,022**	**95,507**
- National treasury notes	-	-	2,777,615	44,079,506	46,857,121	49,453,710	2,596,589	46,557,022	95,507
Total	949,779	-	2,925,219	94,881,119	98,756,117	100,726,392	1,970,275	105,537,649	(3,740,095)

b) Composition of the securities portfolio by type and maturity

Securities	On December 31, 2023					R$ thousands On December 31, 2022 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	**78,562,219**	**29,103,711**	**39,872,090**	**454,203,267**	**601,741,287**	**519,452,897**
Fixed income securities	57,473,627	29,103,711	39,872,090	454,203,267	580,652,695	501,542,190
Equity securities	21,088,592	-	-	-	21,088,592	17,910,707
Restricted securities	**2,730,762**	**8,914,557**	**8,484,886**	**127,624,501**	**147,754,706**	**188,900,479**
- Subject to repurchase agreements	467,111	105,120	5,186,883	97,495,874	103,254,988	145,487,005
- Privatization rights	-	-	-	15,489	15,489	20,160
- Given in guarantee	2,263,651	8,809,437	3,298,003	30,113,138	44,484,229	43,393,314
Securities sold under repurchase agreements - unrestricted	-	-	**85,164**	**7,503,539**	**7,588,703**	**4,183,814**
Total	**81,292,981**	**38,018,268**	**48,442,140**	**589,331,307**	**757,084,696**	**712,537,190**
%	10.8	5.0	6.4	77.8	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;
(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify securities, mainly held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies for the coverage of long-term technical provisions and risk and capital management, considering the projection of its new cash flows and changes in the markets for securities of certain characteristics, which is consistent with the expected timing for the payment of the related technical provisions, payment of the related technical provisions, which had no immediate impact on profit or loss at the time of reclassification, since the unrealized loss in the gross amount of R$ 1,747,428 thousand, was maintained in Shareholders' Equity and will be recognized in profit or loss for the remaining period of the bonds to their respective maturities. In the year ended December 31, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

c) Impairment of Securities

In the second half of 2023, there was an impairment expense on financial assets in the amount of R$ 1,922,679 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held to Maturity".

In the year ended December 31, 2023, there was an impairment expense on financial assets in the amount of R$2,545,702 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held until Maturity" (2022 – R$ (2,567,958) thousand).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousands

	On December 31, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	**164,372,715**		-	-	-	**114,376,165**		-	-	-
- Interbank market	132,161,908	-	-	-	-	89,694,759	-	-	-	-
- Foreign currency	14,481,278	-	-	-	-	13,512,369	-	-	-	-
- Other	17,729,529	10,106,786	-	-	-	11,169,037	3,622,411	-	-	-
Sale commitments:	**220,715,317**		-	-	-	**207,516,974**		-	-	-
- Interbank market (1)	163,879,990	31,718,082	-	-	-	157,246,540	67,551,781	-	-	-
- Foreign currency (2)	49,212,584	34,731,306	-	-	-	42,723,808	29,211,439	-	-	-
- Other	7,622,743	-	-	-	-	7,546,626	-	-	-	-
Option contracts										
Purchase commitments:	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**	**279,394,344**		**1,793,886**	**176,424**	**1,970,310**
- Interbank market	928,351,318	9,300,669	2,354,374	-	2,354,374	257,221,828	8,445,913	1,132,138	(119)	1,132,019
- Foreign currency	4,580,443	6,539	77,305	20,244	97,549	6,590,716	-	75,499	(16,251)	59,248
- Other	97,390,788	-	743,716	236,843	980,559	15,581,800	356,823	586,249	192,794	779,043
Sale commitments:	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**	**270,847,005**		**(1,100,416)**	**259,216**	**(841,200)**
- Interbank market	919,050,649	-	(719,366)	-	(719,366)	248,775,915	-	(122,879)	-	(122,879)
- Foreign currency	4,573,904	-	(68,382)	47,472	(20,910)	6,846,113	255,397	(85,634)	48,655	(36,979)
- Other	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)	15,224,977	-	(891,903)	210,561	(681,342)
Forward contracts										
Purchase commitments:	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**	**30,418,892**		**(775,900)**	**(2,423)**	**(778,323)**
- Foreign currency	33,043,985	8,345,257	(849,505)	(551)	(850,056)	30,224,123	5,541,862	(773,873)	-	(773,873)
- Other	1,069,319	-	(5,629)	(3,402)	(9,031)	194,769	-	(2,027)	(2,423)	(4,450)
Sale commitments:	**28,256,407**		**772,080**	**(8,496)**	**763,584**	**28,105,417**		**942,362**	**(21,228)**	**921,134**
- Foreign currency (2)	24,698,728	-	449,969	-	449,969	24,682,261	-	340,407	-	340,407
- Other	3,557,679	2,488,360	322,111	(8,496)	313,615	3,423,156	3,228,387	601,955	(21,228)	580,727
Swap contracts										
Assets (long position):	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**	**568,304,026**		**8,554,392**	**2,122,139**	**10,676,531**
- Interbank market	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617	39,592,088	434,157	989,603	2,501,866	3,491,469
- Fixed rate	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085	157,051,442	71,837,047	751,565	(198,742)	552,823
- Foreign currency	194,344,754	-	2,960,898	(345,557)	2,615,341	82,003,795	-	4,659,421	(122,999)	4,536,422
- IGPM (General Index of market pricing)	87,639	-	74,582	3,334	77,916	223,031	-	240,773	(6,196)	234,577
- Other	5,122,473	-	749,268	83,693	832,961	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240

	On December 31, 2023					On December 31, 2022				
R$ thousands	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Liabilities (short position):	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**	**446,365,683**		**(8,010,692)**	**(1,020,588)**	**(9,031,280)**
- Interbank market	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)
- Fixed rate	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)	85,214,395	-	(688,110)	(105,390)	(793,500)
- Foreign currency	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)
- IGPM (General Index of market pricing)	190,560	102,921	(238,476)	(13,896)	(252,372)	346,648	123,617	(444,055)	8,095	(435,960)
- Other	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)	164,921,911	-	(1,298,745)	103,403	(1,195,342)
Total	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**	**1,945,328,506**		**1,403,632**	**1,513,540**	**2,917,172**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$102,934,940 thousand (R$107,396,399 thousand on December 31, 2022); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$44,821,117 thousand (R$50,673,213 thousand on December 31, 2022) (Note 9f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$31,320,736 thousand (R$31,912,812 thousand on December 31, 2022); and
(3) Represents the net position between the Asset and Liability totals.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On December 31, 2023							On December 31, 2022
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment	Fair value
Swaps	975,532	166,978	1,066,801	5,592,609	7,801,920	6,973,332	828,588	10,676,531
Forward purchases	81,927	13,748	42,134	157,861	295,670	299,081	(3,411)	231,987
Forward sales (1)	601,516	170,513	1,404,536	1,706,712	3,883,277	3,863,847	19,430	3,379,668
Premiums on exercisable options	1,185,303	109,398	1,895,906	241,875	3,432,482	3,175,395	257,087	1,970,310
Total assets (A)	**2,844,278**	**460,637**	**4,409,377**	**7,699,057**	**15,413,349**	**14,311,655**	**1,101,694**	**16,258,496**
Swaps	(621,725)	(387,474)	(959,403)	(7,062,549)	(9,031,151)	(8,124,013)	(907,138)	(9,031,280)
Forward purchases	(536,949)	(144,964)	(184,449)	(288,395)	(1,154,757)	(1,154,215)	(542)	(1,010,310)
Forward sales	(83,216)	(5,330)	(1,325,864)	(1,705,283)	(3,119,693)	(3,091,767)	(27,926)	(2,458,534)
Premiums on written options	(1,537,066)	(178,937)	(260,496)	(260,120)	(2,236,619)	(2,071,414)	(165,205)	(841,200)
Total liabilities (B)	**(2,778,956)**	**(716,705)**	**(2,730,212)**	**(9,316,347)**	**(15,542,220)**	**(14,441,409)**	**(1,100,811)**	**(13,341,324)**
Net position (A-B)	**65,322**	**(256,068)**	**1,679,165**	**(1,617,290)**	**(128,871)**	**(129,754)**	**883**	**2,917,172**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

	On December 31, 2023					On December 31, 2022
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	144,145,337	22,522,358	27,463,776	190,956,561	385,088,032	321,893,139
Option contracts	1,284,238,280	190,672,850	570,362,793	7,599,669	2,052,873,592	550,241,349
Forward contracts (1)	35,082,735	6,631,018	11,049,301	9,606,657	62,369,711	58,524,309
Swap contracts	116,786,288	108,310,622	213,848,161	1,130,719,211	1,569,664,282	1,014,669,709
Total on December 31, 2023	**1,580,252,640**	**328,136,848**	**822,724,031**	**1,338,882,098**	**4,069,995,617**	
Total on December 31, 2022	**749,958,598**	**381,252,279**	**397,234,367**	**416,883,262**		**1,945,328,506**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Government securities		
National treasury notes	5,079,555	5,153,268
Financial treasury bills	3,033,028	-
National treasury bills	154,674	202,265
Total	**8,267,257**	**5,355,533**

e) Gains and losses, net

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Swap contracts	2,439,137	3,914,109	1,325,002
Forward contracts (1)	(2,734,972)	(5,248,946)	(3,416,916)
Option contracts	421,740	277,783	664,445
Futures contracts (1)	489,470	3,468,377	4,273,122
Foreign exchange variation of assets and liabilities overseas	11,355	(438,637)	843,133
Total (Note 9f III)	**626,730**	**1,972,686**	**3,688,786**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousands	
	On December 31, 2023	On December 31, 2022
B3 (stock exchange)	2,413,235,224	860,658,122
B3 (over-the-counter)	**215,663,967**	**196,470,128**
- Financial Institutions	38,172,522	50,748,234
- Companies	177,426,746	145,564,718
- Individuals	64,699	157,176
Overseas (stock exchange) (1)	9,870,017	5,067,794
Overseas (over-the-counter) (1)	1,431,226,409	883,132,462
Total	**4,069,995,617**	**1,945,328,506**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Risk received in credit swaps - Notional	**2,044,989**	**2,585,136**
- Debt securities issued by companies	637,962	755,184
- Brazilian government bonds	808,158	1,184,523
- Foreign government bonds	598,869	645,429
Risk transferred in credit swaps - Notional	**(1,297,468)**	**(1,476,609)**
- Brazilian government bond derivatives	(706,830)	(840,050)
- Foreign government bond derivatives	(590,639)	(636,559)
Total net credit risk value	**747,521**	**1,108,527**

The contracts related to credit derivatives transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On December 31, 2023, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousands			
	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023 (2)	**147,756,057**	**148,572,977**	**(640,709)**	**(352,389)**
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022 (2)	**158,069,612**	**157,766,799**	**(818,135)**	**(449,974)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(390,555) thousand.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in the income statement during the year ended December 31, 2023 (2022 – R$181 thousand).

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income

statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

The fair value hedge accounting strategy was discontinued from June 2023, due to the impairment of the designated hedge object.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the year ended December 31, 2023, due to the discontinuation of the strategy (2022 – R$7 thousand).

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

				R$ thousands
Strategy	**Fair value of hedge instruments**	**Fair value of hedged items**	**Accumulated fair value adjustments in shareholders' equity (gross of tax effects)**	**Accumulated fair value adjustments in shareholders' equity (net of tax effects)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	**2,973,652**	**2,970,793**	**(696,930)**	**(365,488)**

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(4,076) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the year ended December 31, 2023 was R$3,223 thousand (R$(35,697) thousand in 2022).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Income from securities (1)	18,419,908	41,926,047	43,811,048
Income from interbank investments (Note 6b)	15,157,360	28,264,950	17,212,489
Net gain or (loss) with Securities	**33,577,268**	**70,190,997**	**61,023,537**
Financial income from insurance, pension plans and capitalization bonds (2)	3,239,077	5,410,887	5,178,221
Net gain or (loss) from derivative financial instruments (Note 9e)	626,730	1,972,686	3,688,786
Total	**37,443,075**	**77,574,570**	**69,890,544**

(1) Includes impairment of financial assets (see note 8 c)); and

(2) In the year ended December 31, 2023, it comprises financial income from insurance, pension plans and capitalization in the amount of R$38,303,131 thousand (2022 - R$34,341,555 thousand) and updating expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(32,892,243) thousand (2022 - R$(29,163,334) thousand). In the second half of 2023, it comprises financial income from insurance, pension plans and capitalization in the amount of R$19,801,967 thousand and updating expenses and interest on technical provisions for insurance, pension plans and capitalization in the amount of R$(16,562,889) thousand (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

R$ thousands

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2023	On December 31, 2022
Discounted trade receivables and loans	44,483,823	98,470,602	55,209,249	21,041,441	10,504,921	17,117,207	6,086,736	5,284,945	24,371,029	282,569,953	304,136,910
Financing and on-lending	143,369,254	34,261,437	15,817,640	6,361,345	5,258,242	2,109,079	885,781	574,859	2,908,328	211,545,965	211,117,692
Agricultural and agribusiness loans	12,336,787	14,402,945	5,763,715	247,675	103,004	102,150	47,580	43,061	161,483	33,208,400	28,016,252
Subtotal - loans	**200,189,864**	**147,134,984**	**76,790,604**	**27,650,461**	**15,866,167**	**19,328,436**	**7,020,097**	**5,902,865**	**27,440,840**	**527,324,318**	**543,270,854**
Leases	772,476	1,453,393	2,131,026	5,124	13,977	2,478	3,908	661	11,330	4,394,373	3,574,170
Advances on foreign exchange contracts (1)	1,896,865	4,857,330	1,925,456	485,476	38,327	28,609	8,101	-	33,251	9,273,415	13,869,438
Subtotal - loans, leases and other advances	**202,859,205**	**153,445,707**	**80,847,086**	**28,141,061**	**15,918,471**	**19,359,523**	**7,032,106**	**5,903,526**	**27,485,421**	**540,992,106**	**560,714,462**
Other receivables	25,279,626	40,726,368	12,303,515	4,421,453	2,065,883	312,918	95,720	111,167	2,287,846	87,604,496	96,230,129
Credit portfolio	**228,138,831**	**194,172,075**	**93,150,601**	**32,562,514**	**17,984,354**	**19,672,441**	**7,127,826**	**6,014,693**	**29,773,267**	**628,596,602**	**656,944,591**
Acquisition of credit card receivables	13,267,451	5,776,411	674,579	17	-	-	-	-	39	19,718,497	19,824,068
Subtotal	**241,406,282**	**199,948,486**	**93,825,180**	**32,562,531**	**17,984,354**	**19,672,441**	**7,127,826**	**6,014,693**	**29,773,306**	**648,315,099**	**676,768,659**
Sureties and guarantees (2)	52,789,595	31,026,344	13,695,833	2,108,672	649,099	4,202,481	935,290	2,516	406,728	105,816,558	97,960,932
Guarantee given on rural loans assigned	2,826	14,818	7,478	2,129	3,782	55	-	-	4,577	35,665	37,600
Letters of credit for imports	188,036	163,874	87,553	-	-	-	-	-	-	439,463	793,921
Guarantee for confirmed exports	-	-	-	-	-	-	-	-	-	-	284,343
Total - Memorandum accounts	**52,980,457**	**31,205,036**	**13,790,864**	**2,110,801**	**652,881**	**4,202,536**	**935,290**	**2,516**	**411,305**	**106,291,686**	**99,076,796**
Total on December 31, 2023	**294,386,739**	**231,153,522**	**107,616,044**	**34,673,332**	**18,637,235**	**23,874,977**	**8,063,116**	**6,017,209**	**30,184,611**	**754,606,785**	
Total on December 31, 2022	**325,242,536**	**141,434,167**	**143,558,647**	**55,935,378**	**25,533,391**	**21,528,242**	**7,087,721**	**10,844,691**	**23,740,750**		**775,845,455**

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit portfolio by risk levels and maturities

R$ thousands

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2023	On December 31, 2022
Performing loans	**228,138,831**	**194,172,075**	**89,201,555**	**27,469,627**	**12,719,317**	**12,853,537**	**2,954,352**	**1,934,818**	**7,093,374**	**576,537,486**	**609,527,872**
Installments not yet due	**227,643,330**	**193,408,457**	**88,867,398**	**27,231,952**	**12,595,633**	**12,763,267**	**2,932,740**	**1,910,696**	**6,993,261**	**574,346,734**	**607,493,578**
1 to 30	24,152,821	30,725,838	9,628,932	4,040,350	1,912,387	823,250	174,128	89,150	915,466	72,462,322	75,766,557
31 to 60	12,315,997	15,786,478	5,949,614	2,488,544	964,315	391,375	89,353	52,672	341,148	38,379,496	45,894,923
61 to 90	9,631,166	12,237,066	4,452,795	1,973,487	1,265,806	405,551	69,175	49,331	296,850	30,381,227	32,763,608
91 to 180	20,194,706	21,704,817	9,203,933	3,710,333	1,714,480	1,815,917	226,278	133,197	521,123	59,224,784	69,668,355
181 to 360	31,353,940	30,953,584	13,751,865	4,632,492	2,189,514	1,575,022	341,869	323,875	794,542	85,916,703	86,635,956
More than 360	129,994,700	82,000,674	45,880,259	10,386,746	4,549,131	7,752,152	2,031,937	1,262,471	4,124,132	287,982,202	296,764,179
Past due up to 14 days	**495,501**	**763,618**	**334,157**	**237,675**	**123,684**	**90,270**	**21,612**	**24,122**	**100,113**	**2,190,752**	**2,034,294**
Non-performing loans	**-**	**-**	**3,949,046**	**5,092,887**	**5,265,037**	**6,818,904**	**4,173,474**	**4,079,875**	**22,679,893**	**52,059,116**	**47,416,719**
Past-due installments	**-**	**-**	**552,039**	**1,108,402**	**1,585,410**	**1,927,062**	**1,609,790**	**1,764,448**	**13,550,748**	**22,097,899**	**18,189,680**
1 to 14	-	-	18,274	65,172	55,998	55,961	34,806	29,891	144,049	404,151	475,801
15 to 30	-	-	457,138	236,488	164,004	150,960	82,545	59,003	394,454	1,544,592	1,565,413
31 to 60	-	-	76,627	749,586	373,186	276,826	139,539	115,189	1,198,765	2,929,718	2,645,765
61 to 90	-	-	-	44,153	920,505	305,796	151,299	141,671	712,031	2,275,455	2,085,526
91 to 180	-	-	-	13,003	71,717	1,088,665	1,109,393	1,281,891	2,216,778	5,781,447	5,581,479
181 to 360	-	-	-	-	-	48,854	92,208	136,803	8,827,676	9,105,541	5,743,758
More than 360	-	-	-	-	-	-	-	-	56,995	56,995	91,938
Installments not yet due	**-**	**-**	**3,397,007**	**3,984,485**	**3,679,627**	**4,891,842**	**2,563,684**	**2,315,427**	**9,129,145**	**29,961,217**	**29,227,039**
1 to 30	-	-	179,438	236,584	181,744	188,726	108,270	97,376	430,546	1,422,684	1,560,205
31 to 60	-	-	147,885	194,807	161,306	170,547	101,054	93,124	396,359	1,265,082	1,422,891
61 to 90	-	-	136,551	168,710	142,139	160,745	89,091	83,381	360,975	1,141,592	1,194,290
91 to 180	-	-	302,657	427,079	407,531	454,591	254,020	236,139	1,020,231	3,102,248	3,172,391
181 to 360	-	-	501,273	701,639	669,020	794,554	457,754	399,114	1,693,985	5,217,339	5,262,751
More than 360	-	-	2,129,203	2,255,666	2,117,887	3,122,679	1,553,495	1,406,293	5,227,049	17,812,272	16,614,511
Total	**228,138,831**	**194,172,075**	**93,150,601**	**32,562,514**	**17,984,354**	**19,672,441**	**7,127,826**	**6,014,693**	**29,773,267**	**628,596,602**	**656,944,591**
Minimum required provision	-	970,859	931,506	976,876	1,798,436	5,901,732	3,563,913	4,210,286	29,773,267	48,126,875	46,661,609
Supplementary provision	-	144,114	130,592	109,955	1,222,799	2,323,624	810,993	1,032,231	-	5,774,308	11,078,946
Existing provision	**-**	**1,114,973**	**1,062,098**	**1,086,831**	**3,021,235**	**8,225,356**	**4,374,906**	**5,242,517**	**29,773,267**	**53,901,183**	**57,740,555**
Total portfolio as of December 31, 2022	**237,899,587**	**138,355,023**	**142,077,285**	**55,821,307**	**21,684,704**	**19,433,523**	**7,087,721**	**10,844,691**	**23,740,750**		**656,944,591**
Minimum required provision	-	691,775	1,420,773	1,674,639	2,168,470	5,830,057	3,543,861	7,591,284	23,740,750		46,661,609
Supplementary provision	-	153,446	308,590	955,359	2,370,941	2,859,625	1,276,621	3,154,364	-		11,078,946
Existing provision	**-**	**845,221**	**1,729,363**	**2,629,998**	**4,539,411**	**8,689,682**	**4,820,482**	**10,745,648**	**23,740,750**		**57,740,555**

I) Credit portfolio by days past due

Exposure - Loans								R$ thousands
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on December 31, 2023	550,101,266	19,968,917	20,396,529	5,659,306	12,244,584	19,899,655	326,345	628,596,602
Total on December 31, 2022	581,863,944	20,113,907	20,699,522	5,991,521	13,015,316	14,884,777	375,604	656,944,591

II) Emergency Employment Support Program (PESE)

The table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

R$ thousands

Rating	On December 31, 2023		On December 31, 2022	
	Assets	Provision (1)	Assets	Provision (1)
AA	-	-	8,786	-
A	-	-	86,162	65
B	-	-	101,777	153
C	1	-	100,130	451
D	22	-	18,101	272
E	78	3	10,625	717
F	115	9	3,617	380
G	227	24	4,533	680
H	4,708	706	29,857	4,479
Total	**5,150**	**743**	**363,588**	**7,195**

(1) According to the criteria established in CMN Resolution No. 4,846/20, article 6.

c) Concentration of loans

R$ thousands

	On December 31, 2023	% (1)	On December 31, 2022	% (1)
Largest borrower	6,822,402	1.1	6,084,847	0.9
10 largest borrowers	31,545,352	5.0	42,192,029	6.4
20 largest borrowers	48,636,357	7.7	62,452,121	9.5
50 largest borrowers	71,602,208	11.4	89,575,201	13.6
100 largest borrowers	90,759,653	14.4	110,310,465	16.8

(1) Percentage of total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousands
	On December 31, 2023	%	On December 31, 2022	%
Public sector	**5,756,517**	**0.9**	**5,449,228**	**0.8**
Oil, derivatives and aggregate activities	3,983,467	0.6	4,342,100	0.7
Production and distribution of electricity	1,742,150	0.3	1,066,832	0.2
Other industries	30,900	-	40,296	-
Private sector	**622,840,085**	**99.1**	**651,495,363**	**99.2**
Companies	**262,572,527**	**41.8**	**293,881,772**	**44.7**
Real estate and construction activities	21,251,317	3.4	24,776,946	3.8
Retail	37,908,281	6.0	46,126,498	7.0
Services	59,998,199	9.5	61,001,335	9.3
Transportation and concession	28,194,418	4.5	27,532,277	4.2
Automotive	6,735,346	1.1	11,151,798	1.7
Food products	11,341,529	1.8	12,562,156	1.9
Wholesale	16,329,368	2.6	24,397,104	3.7
Production and distribution of electricity	6,321,360	1.0	6,527,815	1.0
Iron and steel industry	9,267,698	1.5	9,381,575	1.4
Sugar and alcohol	9,142,541	1.5	8,110,881	1.2
Holding	2,043,673	0.3	1,310,848	0.2
Capital goods	2,982,318	0.5	3,467,657	0.5
Pulp and paper	1,995,442	0.3	1,759,762	0.3
Chemical	4,299,230	0.7	4,719,968	0.7
Cooperative	4,308,455	0.7	4,168,302	0.6
Financial	2,812,956	0.4	3,525,584	0.5
Leisure and tourism	2,695,965	0.4	3,469,260	0.5
Textiles	2,097,814	0.3	2,391,341	0.4
Agriculture	1,300,449	0.2	1,325,542	0.2
Oil, derivatives and aggregate activities	1,051,770	0.2	978,599	0.1
Other industries	30,494,398	4.9	35,196,524	5.4
Individuals	**360,267,558**	**57.3**	**357,613,591**	**54.4**
Total	**628,596,602**	**100.0**	**656,944,591**	**100.0**

e) Changes in the renegotiated portfolio

		R$ thousands
	2023	2022
Opening balance on January 1	**34,353,489**	**28,619,018**
Amount renegotiated	47,464,851	33,667,170
Amount received/Others (1)	(31,525,629)	(21,836,142)
Write-offs	(11,180,976)	(6,096,557)
Closing balance on December 31	**39,111,735**	**34,353,489**
Expected credit loss associated with credit risk	23,559,043	21,748,578
Percentage on renegotiated portfolio	60.2%	63.3%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Net expected credit loss associated with credit risk expense

I) Changes in provision for expected credit loss associated with credit risk

		R$ thousands
	2023	2022
- Specific provision (1)	**23,850,115**	**14,939,719**
- Generic provision (2)	**22,811,494**	**20,946,675**
- Supplementary provision (3)	**11,078,946**	**9,220,830**
Opening balance on January 1	**57,740,555**	**45,107,224**
Expected credit loss associated with credit risk expense (Note 10f II)	37,110,675	31,482,731
Write-offs	(40,905,568)	(18,621,667)
Exchange variation/Others	(44,479)	(227,733)
Closing balance on December 31	**53,901,183**	**57,740,555**
- Specific provision (1)	**30,386,995**	**23,850,115**
- Generic provision (2)	**17,739,880**	**22,811,494**
- Supplementary provision (3)	**5,774,308**	**11,078,946**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Amount constituted	18,099,728	37,110,675	31,482,731
Amounts recovered	(2,573,416)	(4,672,395)	(5,870,896)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**15,526,312**	**32,438,280**	**25,611,835**

(1) Amounts previously written-off that are recovered including through assignment. In the year ended December 31, 2023, there was assignment of credit not yet written-off, in the amount of R$1,437,021 thousand (R$7,665,314 thousand in 2022), whose sale value was R$104,535 thousand (R$558,819 thousand in 2022) and assignments of credit operations already written off as loss in the amount of R$9,021,799 thousand (R$14,272,406 thousand in 2022), whose sale value was R$230,752 thousand (R$658,997 thousand in 2022), without retention of risks and benefits.

11) OTHER FINANCIAL INSTRUMENTS

a) Sundry

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Foreign exchange portfolio	27,925,544	37,209,179
Credit card operations	55,857,525	56,687,712
Trade and credit receivables	33,970,198	41,219,831
Debtors for escrow deposits	20,787,578	20,462,101
Securities trading	3,720,053	4,291,006
Receivable insurance premiums	6,548,304	5,986,026
Receivables	2,078,626	1,942,928
Payments made to be reimbursed	569,268	450,754
Receivables on sureties and guarantees honored	79,701	31,370
Other investments	96,105	109,453
Receivables from sale of assets	144,130	92,086
Total	**151,777,032**	**168,482,446**

b) Foreign exchange portfolio

i. Balances

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Assets – other financial instruments		
Exchange purchases pending settlement	18,381,720	26,117,890
Foreign exchange and forward documents in foreign currencies	3,147	-
Exchange sale receivables	9,391,000	11,006,782
(-) Advances in domestic currency received	(71,186)	(154,519)
Income receivable on advances granted	220,863	239,026
Total	**27,925,544**	**37,209,179**
Liability - Other financial instruments		
Exchange sales pending settlement	9,598,280	11,578,147
Exchange purchase payables	18,702,839	25,826,267
(-) Advances on foreign exchange contracts	(9,273,415)	(13,869,438)
Other	92	332
Total	**19,027,796**	**23,535,308**
Net foreign exchange portfolio	**8,897,748**	**13,673,871**
Memorandum accounts:		
- Loans available for import	439,463	793,921
- Confirmed exports loans	-	284,343

ii. Foreign exchange results: Below is the composition of the Organization's Net foreign exchange income.

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Revenue from financial intermediation – foreign exchange income	**1,136,781**	**1,071,969**	**2,766,409**
Adjustments:			
- Income on foreign currency financing (1)	106,736	197,510	210,201
- Income on export financing (1)	1,038,361	2,255,025	2,912,254
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(674,512)	(909,120)	(2,408,978)
- Funding expenses (3)	(936,702)	(2,046,883)	(2,637,514)
- Other (4)	330,399	1,074,771	713,567
Total adjustments	**(135,718)**	**571,303**	**(1,210,470)**
Net foreign exchange income	**1,001,063**	**1,643,272**	**1,555,939**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and
(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousands

Companies	On December 31, 2023											
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - 6-month period ended December 31 (2)	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(5,069)	(5,296)	2,913	(24,323)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	9,589	3,149	-	12,828
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	52,715	62,163	1,505	155,409
Gestora de Inteligência de Crédito S.A. (2) (3)	São Paulo - Brazil	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(2,686)	(7,066)	-	(38,572)
Other (4)				7,240,386					537,231	1,160,859		
Total investments in associates				**8,194,462**					**591,780**	**1,213,809**		
Elo Participações S.A. (5)	São Paulo - Brazil	50.01%	50.01%	1,492,916	1,023,779	2,627,543	563,008	103,084	449,508	886,882	-	1,757,753
Total investments in joint ventures				**1,492,916**					**449,508**	**886,882**		
Total on December 31, 2023				**9,687,378**					**1,041,288**	**2,100,691**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(3) Dilution of participation resulting from the entry of a new shareholder with the issuance of new shares;

(4) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$249,649 thousand, for the year ended December 31, 2023, from Cielo S.A.; and

(5) Brazilian company, provider of services related to credit and debit cards and other means of payment. Through December 31, 2023, the Organization received R$722,650 thousand in dividends from this investment.

Companies											R$ thousands
	On December 31, 2022										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	500	(1,987)	513
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,928	-	60,800
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	11,090	(35,142)	62,867
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(17,697)	-	(84,191)
Other (3)				6,726,481					707,165		
Total investments in associates				**7,522,473**					**715,986**		
Elo Participações S.A. (4)	São Paulo - Brazil	50.01%	50.01%	1,519,568	1,030,474	2,235,890	461,727	164,576	686,557	-	1,372,840
Total investments in joint ventures				**1,519,568**					**686,557**		
Total on December 31, 2022				**9,042,041**					**1,402,543**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$204,103 thousand in interest on capital for the year ended December 31, 2022 from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2022, the Organization received R$471,392 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

						R$ thousands
	On December 31, 2023					Carrying amount on December 31, 2022
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Premises and equipment:						
- Buildings	4%	1,335,588	(1,030,904)	(273)	304,411	235,264
- Land	-	753,974	-	-	753,974	770,952
Facilities, furniture and premises and equipment (1)	10%	5,049,578	(2,908,658)	(1,218)	2,139,702	2,226,554
Security and communication systems (1)	10%	410,340	(278,452)	(5,538)	126,350	74,791
Data processing systems (1)	20 to 40%	12,377,632	(9,056,887)	(15,683)	3,305,062	3,523,783
Transportation systems	10 to 20%	206,252	(121,893)	-	84,359	86,693
Assets under construction	-	851,527	-	-	851,527	912,026
Total on December 31, 2023		**20,984,891**	**(13,396,794)**	**(22,712)**	**7,565,385**	
Total on December 31, 2022		**20,965,376**	**(13,089,209)**	**(46,104)**		**7,830,063**

(1) In 2023, impairment was recorded under the heading "Other Operating Expenses" in the amount of R$1,730 thousand.

The fixed assets to shareholders' equity ratio is 26.1% (28.1% on December 31, 2022) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

On December 31, 2023, the goodwill recognized from investment acquisitions totaled R$4,058,785 thousand (R$4,329,527 thousand on December 31, 2022), net of provisions for impairment and accumulated amortization, of which: (i) R$1,979,376 thousand (R$2,034,678 thousand on December 31, 2022) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,079,409 thousand (R$2,294,849 thousand on December 31, 2022) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

Goodwill was amortized in the second half of 2023 in the amount of R$228,759 thousand and in the year ended December 31, 2023 in the amount of R$454,826 thousand (2022 – R$513,789 thousand) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousands				
	On December 31, 2023				Cost net of amortization in December 31, 2022
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
Acquisition of rights to provide financial services (2)	Contract	10,531,460	(4,296,407)	6,235,053	4,560,824
Software (2)	20%	20,229,940	(11,754,068)	8,475,872	7,163,321
Goodwill (3)	Up to 20%	14,282,609	(11,646,786)	2,635,823	2,851,263
Other	Contract	2,223,245	(774,659)	1,448,586	1,458,704
Total on December 31, 2023		**47,267,254**	**(28,471,920)**	**18,795,334**	
Total on December 31, 2022		**42,225,480**	**(26,191,368)**		**16,034,112**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";
(2) On December 31, 2023, there was write-off/impairment in: (i) Acquisition of rights to provide financial services, in the amount of R$ 102,158 thousand (2022 – R$ 175,259 thousand); and (ii) Software R$2,092 thousand (2022 – R$842 thousand); and
(3) On December 31, 2023, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$976,655 thousand (December 31, 2022 – R$1,189,942 thousand), Odonto System – R$33,920 thousand (December 31, 2022 – R$74,618 thousand), Bradescard Mexico – R$8,755 thousand (December 31, 2022 – R$10,101 thousand), Bradesco BBI - R$16,238 thousand (December 31, 2022 – R$33,834 thousand), Kirton Bank - R$420,937 thousand (December 31, 2022 – R$455,995 thousand), RCB Investimentos – R$8,969 thousand (December 31, 2022 – R$52,932 thousand), Banco Digio – R$203,367 thousand (December 31, 2022 – R$313,548 thousand) and Tivio Capital Distribuidora de Valores Mobiliários – R$147,051 thousand.

c) Changes in intangible assets by type

	R$ thousands			
	On December 31, 2022	Additions / (reductions)	Amortization for the period	On December 31, 2023
Acquisition of rights to provide financial services	4,560,824	3,716,900	(2,042,671)	6,235,053
Software	7,163,321	2,935,716	(1,623,165)	8,475,872
Goodwill – Future profitability (1)	1,238,359	239,386	(318,813)	1,158,932
Goodwill – Based on intangible assets and other reasons	1,245,204	-	(129,485)	1,115,719
Goodwill – Difference in fair value of assets/liabilities	367,700	-	(6,528)	361,172
Other	1,458,704	288,212	(298,330)	1,448,586
Total	**16,034,112**	**7,180,214**	**(4,418,992)**	**18,795,334**
Total (2)	**11,936,697**	**7,664,770**	**(3,567,355)**	**16,034,112**

(1) Based on the purchase price allocation study report ("PPA"), which determined the fair value of the assets acquired and liabilities assumed from Banco Digio S.A.; and
(2) Corresponds to the movement of assets from December 31, 2021 to December 31, 2022.

15) OTHER ASSETS

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Prepaid taxes	12,964,018	14,440,840
Other assets and values (a)	5,992,559	5,741,909
Other debtors	3,366,915	3,685,624
Interbank and interdepartmental accounts	308,728	241,989
Other (1)	1,944,755	2,490,547
Total	**24,576,975**	**26,600,909**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments to be reimbursed; and (ii) investment property, in the amount of R$1,472,226 thousand (R$1,414,801 thousand on December 31, 2022).

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousands
	On December 31, 2023			Cost net of provision on December 31, 2022
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
Real estate	2,360,037	(1,368,551)	991,486	878,814
Vehicles and similar	639,947	(303,525)	336,422	357,199
Machinery and equipment	4,848	(4,072)	776	1,108
Other	30,198	(7,971)	22,227	29,201
Total on December 31, 2023	**3,035,030**	**(1,684,119)**	**1,350,911**	
Total on December 31, 2022	**3,006,255**	**(1,739,933)**		**1,266,322**

II) Prepaid expenses

		R$ thousands
	On December 31, 2023	On December 31, 2022
Deferred insurance acquisition costs (1)	1,793,308	1,378,638
Commission for the placement of loans and financing (2)	23,023	19,057
Advertising and marketing expenses (3)	155,621	387,560
Other (4)	985,577	950,399
Total	**2,957,529**	**2,735,654**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Information Technology infrastructure expense.

16) DEPOSITS FROM BANKS

						R$ thousands
	On December 31, 2023					On December 31, 2022
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,503,278	-	-	-	**1,503,278**	**1,187,198**
Interbank deposits	59,752	960,910	1,334,137	-	**2,354,799**	**1,553,496**
Securities sold under agreements to repurchase (a)	268,218,479	3,326,704	-	859,605	**272,404,788**	**222,694,031**
Borrowings (b)	4,298,529	13,038,388	4,262,241	1,210,175	**22,809,333**	**32,625,290**
Onlending (c)	737,374	3,305,024	4,240,608	16,067,579	**24,350,585**	**23,888,023**
Total on December 31, 2023	**274,817,412**	**20,631,026**	**9,836,986**	**18,137,359**	**323,422,783**	
%	**85.0**	**6.4**	**3.0**	**5.6**	**100.0**	
Total on December 31, 2022	**226,805,329**	**29,303,971**	**9,368,638**	**16,470,100**		**281,948,038**
%	**80.4**	**10.4**	**3.3**	**5.9**		**100.0**

a) Securities sold under agreements to repurchase

	On December 31, 2023					On December 31, 2022
R$ thousands	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**100,931,893**	**1,043,072**	**-**	**859,606**	**102,834,571**	**140,915,808**
• Government securities	85,715,659	1,043,072	-	-	86,758,731	128,861,065
• Debentures	15,017,186	-	-	10,103	15,027,289	9,115,077
• Foreign	199,049	-	-	849,502	1,048,551	2,939,666
Sale of securities purchased under reverse repos (1)	**127,075,732**	**353,942**	**-**	**-**	**127,429,674**	**64,885,880**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**40,210,853**	**1,929,690**	**-**	**-**	**42,140,543**	**16,892,343**
Total on December 31, 2023	**268,218,479**	**3,326,704**	**-**	**859,605**	**272,404,788**	
%	**98.5**	**1.2**	**-**	**0.3**	**100.0**	
Total on December 31, 2022	**221,984,184**	**369,714**	**-**	**340,133**		**222,694,031**
%	**99.6**	**0.2**	**-**	**0.2**		**100.0**

(1) Represented by government securities.

b) Borrowing

	On December 31, 2023					On December 31, 2022
R$ thousands	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**-**	**-**	**-**		**-**	**12,123,188**
– Official Institutions	-	-	-	-	-	12,123,188
Overseas	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**	**22,809,333**	**20,502,102**
Total on December 31, 2023	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**	**22,809,333**	
%	**18.8**	**57.2**	**18.7**	**5.3**	**100.0**	
Total on December 31, 2022	**2,320,591**	**25,679,979**	**4,624,706**	**14**		**32,625,290**
%	**7.1**	**78.7**	**14.2**	**-**		**100.0**

c) On-lending [(1)]

	On December 31, 2023					On December 31, 2022
R$ thousands	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**	**24,350,585**	**23,888,023**
- FINAME	367,157	2,287,894	2,671,135	10,018,643	15,344,829	13,404,464
- BNDES	362,984	1,017,130	1,250,851	6,047,617	8,678,582	10,082,906
- National Treasury	-	-	318,622	-	318,622	398,268
- Other institutions	7,233	-	-	1,319	8,552	2,385
Total on December 31, 2023	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**	**24,350,585**	
%	**3.0**	**13.6**	**17.4**	**66.0**	**100.0**	
Total on December 31, 2022	**989,788**	**2,763,038**	**4,011,858**	**16,123,339**		**23,888,023**
%	**4.1**	**11.6**	**16.8**	**67.5**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Borrowing:			
- In Brazil	118,996	620,957	1,307,650
- Overseas	1,187,605	(59,941)	(2,197,135)
- Foreign exchange variation from other assets and liabilities overseas	(75,529)	1,638,012	2,805,835
Subtotal borrowing	**1,231,072**	**2,199,028**	**1,916,350**
On-lending in Brazil:			
- BNDES	364,634	823,091	975,890
- FINAME	821,309	1,608,564	1,242,298
- National Treasury	12,410	25,041	19,022
- Other institutions	436	848	252
On-lending overseas:			
Payables to foreign bankers (Note 11a)	674,512	909,120	2,408,978
Subtotal on-lending	**1,873,301**	**3,366,664**	**4,646,440**
Total	**3,104,373**	**5,565,692**	**6,562,790**

e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Savings deposits	4,367,476	9,017,597	9,351,219
Time deposits	21,624,828	42,262,374	32,706,362
Securities sold under agreements to repurchase	15,712,019	31,529,801	26,140,362
Securities issued (Note 18a)	11,585,126	25,707,778	21,101,371
Subordinated debts (Note 19b)	3,415,851	7,007,236	7,262,125
Other funding expenses	599,914	1,145,506	999,288
Subtotal - Retail and professional market funding	**57,305,214**	**116,670,292**	**97,560,727**
Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1)	**16,562,889**	**32,892,243**	**29,163,334**
Total	**73,868,103**	**149,562,535**	**126,724,061**

(1) Presented net in the line-item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousands

	On December 31, 2023					On December 31, 2022
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	49,634,288	-	-	-	49,634,288	56,882,411
Savings deposits (1)	131,003,553	-	-	-	131,003,553	134,624,479
Time deposits (2)	24,388,683	47,921,784	94,806,013	274,180,359	441,296,839	399,175,316
Total on December 31, 2023	**205,026,524**	**47,921,784**	**94,806,013**	**274,180,359**	**621,934,680**	
%	33.0	7.7	15.2	44.1	100.0	
Total on December 31, 2022	**213,575,855**	**42,698,802**	**83,393,981**	**251,013,568**		**590,682,206**
%	36.2	7.2	14.1	42.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousands

	On December 31, 2023					On December 31, 2022
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	2,937,699	2,657,368	3,741,851	42,778,811	52,115,729	51,258,545
- Letters of credit for agribusiness	1,944,266	1,562,743	2,334,591	34,221,092	40,062,692	31,176,213
- Financial bills	3,373,531	11,546,248	11,269,770	79,237,278	105,426,827	93,772,038
- Letters of credit guaranteed by property (1)	30,789	1,015,151	4,764,410	30,334,448	36,144,798	30,290,640
Subtotal	**8,286,285**	**16,781,510**	**22,110,622**	**186,571,629**	**233,750,046**	**206,497,436**
Securities – Overseas:						
- MTN Program Issues (2)	239,134	36,935	36,342	3,130,182	3,442,593	3,934,384
- Securitization of future flow of money orders received from overseas	53,018	-	-	3,872,970	3,925,988	8,456,444
- Issuance costs	-	-	-	(50)	(50)	-
Subtotal	**292,152**	**36,935**	**36,342**	**7,003,102**	**7,368,531**	**12,390,828**
Structured Operations Certificates	**44,458**	**542,293**	**844,934**	**2,415,996**	**3,847,681**	**3,369,064**
Total on December 31, 2023	**8,622,895**	**17,360,738**	**22,991,898**	**195,990,727**	**244,966,258**	
%	3.5	7.1	9.4	80.0	100.0	
Total on December 31, 2022	**6,206,195**	**33,449,944**	**62,005,587**	**120,595,602**		**222,257,328**
%	2.8	15.1	27.9	54.2		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$40,769,795 thousand (R$32,392,754 thousand in December 31, 2022), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 229 and 249 months and a term of 36 and 33 months, the credit rights correspond to 2.57% of total assets and 38.03% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.45% and 5.70%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousands
	2023	2022
Opening balance on January 1	**222,257,328**	**166,228,542**
Issuance	105,259,934	101,692,599
Interest accrued	25,707,778	21,101,371
Settlement and interest payments	(108,774,110)	(64,795,895)
Foreign exchange variation	515,328	(1,969,289)
Closing balance on December 31	**244,966,258**	**222,257,328**

19) SUBORDINATED DEBT

a) Composition by maturity

Maturity				R$ thousands
	Original term in years	Nominal amount	On December 31, 2023	On December 31, 2022
In Brazil				
Financial bills:				
2023		-	-	2,430,244
2024	7	67,450	133,720	118,737
2025	7	3,871,906	5,952,305	5,211,294
2027	7	401,060	566,936	492,360
2023		-	-	3,083,598
2024	8	136,695	277,420	243,608
2025	8	3,328,102	3,669,281	3,642,764
2026	8	694,800	1,066,237	932,713
2028	8	55,437	78,390	67,985
2024	9	3,924	10,634	12,354
2025	9	362,212	677,550	616,544
2027	9	89,700	146,531	129,175
2023		-	-	1,643,525
2025	10	284,137	959,846	827,974
2026	10	196,196	501,506	438,172
2027	10	256,243	472,023	423,111
2028	10	248,300	451,350	402,261
2030	10	134,500	190,207	171,951
2030	8	2,368,200	2,976,339	2,581,541
2031	10	7,270,000	9,973,583	8,618,267
2032	10	5,378,500	6,714,453	5,813,434
2033	10	531,000	557,446	-
2026	11	2,500	4,133	6,907
2027	11	47,046	91,696	80,272
2028	11	74,764	143,520	129,311
Perpetual		13,798,555	14,722,748	14,123,230
Total (1) (2)			**50,337,854**	**52,241,332**

(1) Includes the amount of R$39,279,827 thousand (R$37,781,759 thousand on December 31, 2022), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2023	2022
Opening balance on January 1	**52,241,332**	**54,451,077**
Issuance	1,129,800	9,796,000
Interest accrued	7,007,236	7,262,125
Settlement and interest payments	(10,040,514)	(18,768,306)
Foreign exchange variation/Others	-	(499,564)
Closing balance on December 31	**50,337,854**	**52,241,332**

20) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Foreign exchange portfolio (Note 11)	19,027,796	23,535,308
Interbank and interdepartmental accounts	35,798,556	37,317,929
Securities trading	6,714,714	3,838,998
Obligations for operations linked to assignment	4,201,705	4,484,287
Total	**65,742,771**	**69,176,522**

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions

R$ thousands

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,222,931	1,090,358	304,580,787	268,511,627	-	-	305,803,718	269,601,985
Mathematical reserve for vested benefits (PMBC)	592,799	682,205	12,565,119	12,526,030	-	-	13,157,918	13,208,235
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,639,353	7,718,702	7,639,353	7,718,702
Reserve for claims incurred but not reported (IBNR)	7,175,148	5,629,451	1,112,482	1,036,702	-	-	8,287,630	6,666,153
Unearned premium reserve	6,940,427	6,562,267	3,051,974	3,440,555	-	-	9,992,401	10,002,822
Reserve for unsettled claims (PSL)	5,254,923	5,154,119	2,116,347	2,007,778	-	-	7,371,270	7,161,897
Reserve for financial surplus (PET)	-	-	921,061	870,021	-	-	921,061	870,021
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,492,136	1,338,619	1,492,136	1,338,619
Other provisions	2,918,486	2,817,236	3,149,960	4,561,622	68,796	76,778	6,137,242	7,455,636
Total technical provisions	**24,104,714**	**21,935,636**	**327,497,730**	**292,954,335**	**9,200,285**	**9,134,099**	**360,802,729**	**324,024,070**

II) Guarantees for technical provisions

								R$ thousands
	Insurance		Life and pension plans		Capitalization bonds		Total	
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Total technical provisions	**24,104,714**	**21,935,636**	**327,497,730**	**292,954,335**	**9,200,285**	**9,134,099**	**360,802,729**	**324,024,070**
(+) Monetary effect on the preparation of LAT (3)	-	-	1,675,687	678,014	-	-	1,675,687	678,014
(-) Commercialization surcharge – extended warranty	(304,427)	-	-	-	-	-	(304,427)	-
(-) Portion corresponding to contracted reinsurance	(5,040)	(4,924)	(19,215)	(21,655)	-	-	(24,255)	(26,579)
(-) Premiums receivables	(2,691,684)	(2,497,694)	-	-	-	-	(2,691,684)	(2,497,694)
(-) Unearned premium reserve – Health and dental insurance (4)	(2,586,129)	(2,308,455)	-	-	-	-	(2,586,129)	(2,308,455)
Technical provisions to be covered	**18,517,434**	**17,124,563**	**329,154,202**	**293,610,694**	**9,200,285**	**9,134,099**	**356,871,921**	**319,869,356**
Investment fund quotas (VGBL and PGBL)	-	-	270,221,631	233,561,256	-	-	270,221,631	233,561,256
Investment fund quotas (excluding VGBL and PGBL)	5,573,264	4,159,848	23,658,057	24,250,045	2,991,428	2,832,193	32,222,749	31,242,086
Government securities	14,802,920	14,232,086	37,215,876	35,625,853	6,466,110	6,558,550	58,484,906	56,416,489
Stocks	-	-	-	1,202,571	-	-	-	1,202,571
Private securities	468,777	205,881	760,906	793,191	349,399	-	1,579,082	999,072
Total assets held to guarantee technical provisions	**20,844,961**	**18,597,815**	**331,856,470**	**295,432,916**	**9,806,937**	**9,390,743**	**362,508,368**	**323,421,474**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,809,845 thousand (R$2,718,990 thousand as of December 31, 2022) and the Reserve for Related Expenses of R$90,358 thousand (R$83,721 thousand as of December 31, 2022);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,686,275 thousand (R$2,820,984 thousand as of December 31, 2022), "Reserve for related expenses" of R$445,886 thousand (R$394,907 thousand as of December 31, 2022) and "Other technical provisions" R$1,305,127 thousand as of December 31, 2022 (on December 31, 2023 there is no balance);

(3) The result of the most recent liability adequacy test, performed as of December 31, 2023, showed a total insufficiency of R$1,675,687 thousand, which was fully offset due to the fair value surplus of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 521/22.

III) Other income from insurance, pension plans and capitalization bonds

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Written premiums	31,792,613	61,258,550	54,909,211
Pension plan contributions (including VGBL)	21,185,372	39,200,152	34,226,556
Capitalization bond revenues	3,230,274	6,255,319	6,368,642
Ceded coinsurance premiums	(30,509)	(61,105)	(76,150)
Refunded premiums	(14,244)	(29,757)	(25,137)
Net premiums earned	**56,163,506**	**106,623,159**	**95,403,122**
Reinsurance premiums paid	(58,743)	(76,852)	(59,488)
Insurance, pension plan and capitalization bond retained premiums	**56,104,763**	**106,546,307**	**95,343,634**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(23,134,939)	(42,448,195)	(39,389,655)
Capitalization bond prize draws and redemptions	(2,820,523)	(5,434,129)	(5,499,632)
Retained claims	(23,104,490)	(45,270,572)	(39,417,969)
Insurance, pension plan and capitalization expenses	(1,624,704)	(3,560,322)	(3,575,534)
Other income from insurance, pension plans and capitalization bonds	**5,420,107**	**9,833,089**	**7,460,844**

b) Other provisions

		R$ thousands
	On December 31, 2023	On December 31, 2022
Provision for contingencies (Note 22)	20,269,055	21,476,537
Provision for Financial guarantees provided (I)	1,283,851	1,778,314
Other (1)	13,772,030	12,698,909
Total	**35,324,936**	**35,953,760**

(1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions.

I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

				R$ thousands
	On December 31, 2023		On December 31, 2022	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	37,974,141	(568,695)	35,397,222	(616,432)
Bank sureties	50,740,267	(628,411)	60,435,179	(1,160,341)
Others	17,102,150	(86,745)	2,128,531	(1,541)
Total	**105,816,558**	**(1,283,851)**	**97,960,932**	**(1,778,314)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the

80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,099,917 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,954,679 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$754,518 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$500,775 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

On November 4, 2022, Bacen issued Normative Instruction No. 319, which revoked Circular Letter No. 3,429, of February 11, 2010, which clarifies the procedures for accounting for tax obligations under judicial discussion. This standard became effective as of January 1, 2023 and did not have a material impact on the financial statements.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on tax amounts in tax administrative litigation considered irrecoverable or difficult to recover by our Executive Tax Committee.

IV - Provisions by nature

		R$ thousands
	On December 31, 2023	On December 31, 2022
Labor claims	4,622,138	6,009,966
Civil claims	8,587,613	7,989,207
Provision for tax risks	7,059,304	7,477,364
Total (Note 21b)	**20,269,055**	**21,476,537**

V - Changes in provisions – Provision expenses

			R$ thousands
	Labor	Civil	Tax
Balance on January 1, 2023	**6,009,966**	**7,989,207**	**7,477,364**
Adjustment for inflation	630,797	491,102	472,830
Provisions, net of (reversals and write-offs)	1,258,040	4,002,792	(516,056)
Payments	(3,276,665)	(3,895,488)	(374,834)
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2023, R$9,977,528 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$46,704,117 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,475,238 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,460,147 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,105,361 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,093,382 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,796,192 thousand (R$1,563,374 thousand on December 31, 2022): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,790,997 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,340,697 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$813,806 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas;

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$183,904 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00; and

- Interest on Own Capital (TJLP) – Base year 2019 – R$ 181,038 thousand: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP).

d) Other matters

There is currently a criminal case against two former executive members directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Sundry creditors	5,704,846	4,742,937
Payment of taxes and other contributions	939,724	729,315
Credit card operations	2,589,569	3,649,784
Taxes and contributions payable	3,691,043	3,902,778
Liabilities for acquisition of assets and rights	482,771	1,204,021
Social and statutory	6,696,788	5,570,334
Obligations for quotas of investment funds	4,120,052	4,056,242
Other (1)	5,776,034	5,136,239
Total	**30,000,827**	**28,991,650**

(1) Includes credits for resources to be released and obligations for payment resources.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2023	On December 31, 2022
Common	5,330,304,681	5,338,393,881
Preferred	5,311,865,547	5,320,094,147
Subtotal	**10,642,170,228**	**10,658,488,028**
Treasury (common shares) (1)	-	(8,089,200)
Treasury (preferred shares) (1)	-	(8,228,600)
Total outstanding shares	**10,642,170,228**	**10,642,170,228**

(1) On April 18, 2023, the cancellation of all shares held in treasury by the Company (see note 24 d) was approved.

b) Profit reserves

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Profit reserves		
- Legal reserve (1)	13,340,705	12,584,615
- Statutory reserve (2)	63,810,124	60,979,593
Total	**77,150,829**	**73,564,208**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

At a meeting of the Board of Directors on December 11, 2023, the Board's proposal for payment of interest on equity to shareholders was approved, as follows:

i. interest on intermediate equity, relating to the second half of 2023, in the amount of R$2,000,000 thousand, being R$0.178997 per common share and R$0.196897 per preferred share, payment of which was made on January 2, 2024 ; and
ii. complementary interest on equity, relating to the second half of 2023, in the amount of R$4,998,000 thousand, being R$0.447314 per common share and R$0.492046 per preferred share, payment of which will be made on June 28, 2024.

Interest on shareholders' equity for the year ended December 31, 2023, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	15,121,802	
(-) Legal reserve	756,090	
Adjusted calculation basis	**14,365,712**	
Monthly and intermediary interest on shareholders' equity (gross), paid	6,312,804	
Additional provisioned interest on equity (gross)	4,998,000	
Withholding income tax on interest on shareholders' equity	(1,696,621)	
Interest on shareholders' equity (net) accumulated on December 31, 2023	**9,614,183**	**66.92**
Interest on shareholders' equity (net) accumulated on December 31, 2022	**8,646,338**	**43.90**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest on shareholders' equity paid	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	**0.916090**	**1.007699**	**10,172,162**	**1,525,824**	**8,646,338**
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,312,804	346,921	1,965,883
Intermediary interest paid on shareholders' equity (1)	0.357994	0.393794	4,000,000	600,000	3,400,000
Supplementary interest on shareholders' equity provisioned (2)	0.447314	0.492046	4,998,000	749,700	4,248,300
Total year ended on December 31, 2023	**1.012306**	**1.113537**	**11,310,804**	**1,696,621**	**9,614,183**

(1) Paid on July 6, 2023 and January 2, 2024; and
(2) To be paid on June 28, 2024.

d) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being

8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital with effective cancellation occurring on April 18, 2023, the approval date by Bacen.

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

e) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Year ended on December 31	
	2023	2022
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**7,200,863**	**9,896,880**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**7,920,939**	**10,835,292**
Weighted average number of common shares outstanding (thousands)	5,330,305	5,337,877
Weighted average number of preferred shares outstanding (thousands)	5,311,866	5,319,573
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.35	1.85
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.49	2.04

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2023, the balance of minority interests in subsidiaries was R$945,244 thousand (R$737,991 thousand on December 31, 2022), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Credit card income	4,779,265	9,469,889	9,088,525
Checking account	3,385,210	7,026,304	7,704,791
Loans	1,128,794	2,210,982	2,682,408
Collections	831,189	1,717,627	1,851,107
Consortium management	1,194,584	2,289,698	2,250,563
Asset management	797,847	1,485,465	1,256,998
Capital markets/ Financial advisory services	831,079	1,222,074	1,032,534
Custody and brokerage services	620,974	1,234,554	1,320,982
Payments	210,349	430,208	440,319
Other	568,551	1,098,863	892,785
Total	**14,347,842**	**28,185,664**	**28,521,012**

27) PAYROLL AND RELATED BENEFITS

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Salaries	6,005,501	11,699,742	10,998,825
Benefits	2,911,321	5,694,292	5,374,231
Social security charges	2,043,886	3,991,099	3,724,121
Employee profit sharing	699,028	1,533,453	1,722,067
Training	70,247	111,721	120,135
Total	**11,729,983**	**23,030,307**	**21,939,379**

28) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands		
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Outsourced services	2,850,034	5,465,595	5,282,111
Depreciation and amortization	2,127,767	4,185,268	3,528,028
Data processing	1,138,561	2,246,011	2,160,503
Communication	417,616	895,466	1,101,727
Asset maintenance	763,872	1,450,198	1,405,984
Rental	579,138	1,177,613	1,211,012
Financial system services	903,017	1,625,586	1,561,041
Advertising and marketing	743,137	1,269,752	1,870,379
Security and surveillance	290,377	588,602	582,261
Transport	387,214	754,501	780,222
Water, electricity and gas	167,430	343,409	358,376
Supplies	64,588	123,951	113,748
Travel	77,049	141,005	91,414
Other	976,692	1,877,775	1,574,686
Total	**11,486,492**	**22,144,732**	**21,621,492**

29) TAX EXPENSES

	6-month period ended December 31	Year ended on December 31	
			R$ thousands
	2023	2023	2022
Contribution for Social Security Financing (COFINS)	2,511,340	5,052,392	5,350,004
Social Integration Program (PIS) contribution	401,555	809,589	845,016
Tax on Services (ISSQN)	495,390	970,636	991,419
Municipal Real Estate Tax (IPTU) expenses	33,741	117,164	115,844
Other	189,648	394,068	263,400
Total	**3,631,674**	**7,343,849**	**7,565,683**

30) OTHER OPERATING INCOME

	6-month period ended December 31	Year ended on December 31	
			R$ thousands
	2023	2023	2022
Other interest income	1,844,921	4,434,469	3,949,384
Reversal of other operating provisions	1,238,738	2,727,310	5,112,327
Revenues from recovery of charges and expenses	208,359	414,748	563,656
Other	4,232,109	7,334,670	4,568,048
Total	**7,524,127**	**14,911,197**	**14,193,415**

31) OTHER OPERATING EXPENSES

	6-month period ended December 31	Year ended on December 31	
			R$ thousands
	2023	2023	2022
Other finance costs	687,660	1,407,306	1,726,213
Sundry losses	258,152	567,968	825,743
Discount granted	1,741,181	3,278,377	2,293,821
Commissions on loans and financing	275,371	532,083	685,085
Intangible assets amortization - payroll	864,770	1,701,950	1,215,248
Goodwill amortization (Note 14a)	228,759	454,826	513,789
Card marketing expenses	1,840,475	3,544,693	3,478,163
Other (1)	6,870,759	11,752,282	10,488,394
Total	**12,767,127**	**23,239,485**	**21,226,456**

(1) As of December 31, 2023, it includes impairment in: acquisition of rights to provide financial services, in the amount of R$102,158 thousand (2022 - R$175,259 thousand); fixed assets/intangible assets, in the amount of R$3,822 thousand (2022 - R$6,933 thousand) and expenses with provision for restructuring according to the plan approved by Management, in the amount of R$1,036,364 thousand.

32) NON-OPERATING INCOME (LOSS)

	6-month period ended December 31	Year ended on December 31	
			R$ thousands
	2023	2023	2022
Gain/loss on sale and write-off of assets and investments (1)	116,614	193,968	662,967
Recording/reversal of non-operating provisions (2)	(168,698)	(298,296)	(203,483)
Other	31,356	57,038	88,522
Total	**(20,728)**	**(47,290)**	**548,006**

(1) In the year ended December 31, 2023, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and

(2) Primarily includes the provision for impairment of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Income before income tax and social contribution	**3,538,847**	**11,668,490**	**23,893,600**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(1,592,481)	(5,250,820)	(10,752,120)
Effect on the tax calculation:			
Equity investment in associates and jointly controlled companies	468,580	945,311	631,144
Net non-deductible expenses of non-taxable income	625,703	1,152,929	581,298
Interest on shareholders' equity (paid and payable)	2,492,155	5,089,859	4,577,308
Other amounts (1)	914,036	1,767,468	2,034,448
Income tax and social contribution for the period	**2,907,993**	**3,704,747**	**(2,927,922)**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Current taxes:			
Income tax and social contribution payable	**(3,013,413)**	**(6,920,721)**	**(5,838,068)**
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	6,057,600	10,860,588	2,573,371
Use of opening balances of:			
Social contribution loss	37,515	(148,548)	(44,551)
Income tax loss	52,893	(176,932)	(45,106)
Constitution in the period of:			
Social contribution loss	(87,881)	34,413	78,056
Income tax loss	(138,721)	55,947	348,376
Total deferred tax expense	**5,921,406**	**10,625,468**	**2,910,146**
Income tax and social contribution for the period	**2,907,993**	**3,704,747**	**(2,927,922)**

c) Deferred income tax and social contribution

				R$ thousands
	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Expected credit loss associated with credit risk	50,155,501	17,996,746	(9,174,586)	58,977,661
Civil provisions	3,509,401	685,455	(416,437)	3,778,419
Tax provisions	3,262,369	303,531	(324,545)	3,241,355
Labor provisions	2,686,565	359,618	(978,171)	2,068,012
Impairment of securities and investments	2,441,248	1,455,059	(646,612)	3,249,695
Non-financial assets held for sale	761,800	213,118	(239,241)	735,677
Fair value adjustment of trading securities and derivatives	80,519	208,065	(18,568)	270,016
Amortization of goodwill	212,085	20,870	(11,021)	221,934
Other	5,146,161	2,255,352	(1,963,098)	5,438,415
Total deductible taxes on temporary differences	**68,255,649**	**23,497,814**	**(13,772,279)**	**77,981,184**
Income tax and social contribution losses in Brazil and overseas	19,128,543	90,360	(325,480)	18,893,423
Subtotal	**87,384,192**	**23,588,174**	**(14,097,759)**	**96,874,607**
Adjustment to fair value of available-for-sale securities	4,134,824	1,120,578	(2,767,030)	2,488,372
Total deferred tax assets	**91,519,016**	**24,708,752**	**(16,864,789)**	**99,362,979**
Deferred tax liabilities (Note 33e)	**5,707,023**	**1,694,938**	**(2,130,077)**	**5,271,884**
Deferred tax assets, net of deferred tax liabilities	**85,811,993**	**23,013,814**	**(14,734,712)**	**94,091,095**
- Percentage of net deferred tax assets on capital	**59.5%**			**62.8%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.9%**

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2023, there was a total of R$14,961 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On December 31, 2023 - R$ thousands				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	9,246,601	7,273,370	178,568	88,627	16,787,166
2025	4,553,243	3,587,574	157,748	69,081	8,367,646
2026	4,870,051	3,859,716	147,345	73,030	8,950,142
2027	2,515,013	1,977,749	94,044	64,754	4,651,560
2028	3,548,428	2,631,159	886,154	692,440	7,758,181
2029	5,338,799	4,255,713	164,558	141,690	9,900,760
2030	2,715,787	2,121,609	2,053,831	1,632,167	8,523,394
2031	2,434,739	1,935,366	2,183,852	1,745,986	8,299,943
2032	5,653,822	4,469,551	2,033,375	1,631,634	13,788,382
2033	2,812,075	2,180,819	2,290,946	2,563,593	9,847,433
Total	**43,688,558**	**34,292,626**	**10,190,421**	**8,703,002**	**96,874,607**

The projected realization of deferred tax assets is an estimate and is not directly related to expected accounting profits. Projections for 2025 and subsequent years consider the new resolution for the tax treatment of credit losses incurred established by Law No. 14,467/2022.

On December 31, 2022, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$81,966,724 thousand (R$77,682,708 thousand in December 2022), of which: R$67,374,572 thousand (R$62,480,443 thousand in December 2022) of temporary differences and R$14,592,152 thousand (R$15,202,265 thousand in December 2022) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousands
	Balance on December 31, 2022	**Amount constituted**	**Amount realized**	**Balance on December 31, 2023**
Fair value adjustment to securities and derivative financial instruments	1,310,556	342,978	(502,946)	1,150,588
Difference in depreciation	434,496	191,982	(9,649)	616,829
Judicial deposit	2,735,883	276,277	(1,224,760)	1,787,400
Other	1,164,904	176,453	(385,385)	955,972
Total deferred liabilities on temporary exclusions	**5,645,839**	**987,690**	**(2,122,740)**	**4,510,789**
Adjustment to fair value of available-for-sale securities	61,184	707,248	(7,337)	761,095
Total deferred tax liabilities (Note 33c)	**5,707,023**	**1,694,938**	**(2,130,077)**	**5,271,884**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	17,332,144	101,272	(1,087,533)	16,345,883
Interbank investments and Compulsory deposits with the Brazilian Central Bank	338,824,486	27,889	(516,212)	338,336,163
Securities and derivative financial instruments	772,498,045	9,843,796	42,142,626	824,484,467
Loans and leases	531,718,691	(845,964)	(510,381)	530,362,346
Other financial instruments	151,777,032	530,732	(1,113,897)	151,193,867
Expected credit loss associated with credit risk	(53,901,184)	-	-	(53,901,184)
Deferred income tax assets	99,362,979	485,524	-	99,848,503
Investments in associates and jointly controlled entities	9,687,378	(5,792,357)	-	3,895,021
Premises and equipment	7,588,097	267,147	-	7,855,244
Intangible assets and goodwill	18,795,334	3,561,468	-	22,356,802
Other assets	24,576,975	1,710,485	(411,985)	25,875,475
Accumulated impairment of non-financial assets	(2,785,342)	184,452	-	(2,600,890)
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**
Total on December 31, 2022	**1,779,324,467**	**10,617,211**	**40,304,939**	**1,830,246,617**

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	323,422,783	1,582,228	31,361,064	356,366,075
Deposits from customers	621,934,680	(402,924)	2,272,059	623,803,815
Securities issued	244,966,258	-	11,358,951	256,325,209
Subordinated debt	50,337,854	-	-	50,337,854
Derivative financial instruments	15,542,220	-	(1,707,475)	13,834,745
Other financial liabilities	65,742,771	(1,643,879)	(392,684)	63,706,208
Provisions	396,127,665	741,262	(20,253)	396,848,674
Deferred tax liabilities	5,271,884	65,894	-	5,337,778
Other liabilities	30,000,827	8,882,437	(4,369,044)	34,514,220
Non-controlling shareholders	945,244	849,426	-	1,794,670
Shareholders' equity	161,182,449	-	-	161,182,449
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**
Total on December 31, 2022	**1,779,324,467**	**10,617,211**	**40,304,939**	**1,830,246,617**

R$ thousands

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	196,760,667	2,864,178	4,249,260	203,874,105
Expenses from financial intermediation	(122,235,984)	(552,467)	(6,914,030)	(129,702,481)
Financial margin	**74,524,683**	**2,311,711**	**(2,664,770)**	**74,171,624**
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	-	-	(37,110,675)
Gross income from financial intermediation	**37,414,008**	**2,311,711**	**(2,664,770)**	**37,060,949**
Other income from insurance, pension plans and capitalization bonds	9,833,089	-	-	9,833,089
Fee and commission income and income from banking fees	28,185,664	5,340,755	1,879,319	35,405,738
Personnel expenses	(23,030,307)	(909,076)	-	(23,939,383)
Other administrative expenses	(22,144,732)	(996,835)	618,004	(22,523,563)
Tax expenses	(7,343,849)	(697,784)	-	(8,041,633)
Share of profit (loss) of associates and jointly controlled entities	2,100,691	(1,527,554)	-	573,137
IR/CSI and Other income/expenses	(9,892,762)	(3,521,217)	167,447	(13,246,532)
Net Income accumulated on December 31, 2023	**15,121,802**	-	-	**15,121,802**
Net Income accumulated on December 31, 2022	**20,732,172**	-	-	**20,732,172**
Profit or loss on 6-month period ended December 31, 2023	**6,324,265**	-	-	**6,324,265**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	12,415,641	4,289,485	694,759	2,517	904	(1,057,423)	16,345,883
Interbank investments and Compulsory deposits with the Brazilian Central Bank	334,720,537	3,581,245	34,381	-	-	-	338,336,163
Securities and derivative financial instruments	431,414,081	16,140,064	380,579,879	8,618	2,963,350	(6,621,525)	824,484,467
Loans and leases	492,841,855	65,196,080	-	-	-	(27,675,589)	530,362,346
Other financial instruments	142,265,935	568,936	10,674,316	24,759	126,673	(2,466,752)	151,193,867
Expected credit loss associated with credit risk	(52,545,541)	(1,355,643)	-	-	-	-	(53,901,184)
Deferred income tax assets	95,514,926	182,325	4,043,962	2,784	104,506	-	99,848,503
Investments in associates and jointly controlled entities	73,163,988	-	3,028,413	-	1,105	(72,298,485)	3,895,021
Premises and equipment	5,854,212	85,443	1,914,404	1,185	-	-	7,855,244
Intangible assets and goodwill	18,828,048	53,482	3,475,272	-	-	-	22,356,802
Other assets	19,326,130	1,572,383	4,900,207	1,665	81,383	(6,293)	25,875,475
Accumulated impairment of non-financial assets	(2,584,379)	-	(16,399)	-	(112)	-	(2,600,890)
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Total on December 31, 2022	**1,466,812,036**	**104,194,711**	**371,285,912**	**36,695**	**3,871,114**	**(115,953,851)**	**1,830,246,617**
Liabilities							
Deposits from banks	372,999,894	11,662,161	-	-	-	(28,295,980)	356,366,075
Deposits from customers	587,636,161	36,697,682	-	-	-	(530,028)	623,803,815
Securities issued	255,481,867	7,368,531	-	-	-	(6,525,189)	256,325,209
Subordinated debt	50,337,854	-	-	-	-	-	50,337,854
Derivative financial instruments	11,618,563	2,219,242	-	-	-	(3,060)	13,834,745
Other financial liabilities	63,685,268	20,940	-	-	-	-	63,706,208
Provisions	30,554,258	142,161	366,074,442	23,631	54,461	(279)	396,848,674
Deferred tax liabilities	4,825,633	56,300	451,731	-	4,114	-	5,337,778
Other liabilities	31,895,293	1,070,160	4,007,158	4,669	9,986	(2,473,046)	34,514,220
Non-controlling shareholders	998,193	31,076,623	38,795,863	13,228	3,209,248	(72,298,485)	1,794,670
Shareholders' equity	161,182,449	-	-	-	-	-	161,182,449
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Total on December 31, 2022	**1,466,812,036**	**104,194,711**	**371,285,912**	**36,695**	**3,871,114**	**(115,953,851)**	**1,830,246,617**

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	R$ thousands Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	160,521,477	5,656,674	39,939,410	2,097	481,208	(2,726,761)	203,874,105
Expenses from financial intermediation	(96,747,744)	(2,803,994)	(32,892,243)	-	(18)	2,741,518	(129,702,481)
Financial margin	**63,773,733**	**2,852,680**	**7,047,167**	**2,097**	**481,190**	**14,757**	**74,171,624**
Expected Credit Loss Associated with Credit Risk expense	(36,579,667)	(531,008)	-	-	-	-	(37,110,675)
Gross income from financial intermediation	**27,194,066**	**2,321,672**	**7,047,167**	**2,097**	**481,190**	**14,757**	**37,060,949**
Other income from insurance, pension plans and capitalization bonds	-	-	9,776,633	23,987	-	32,469	9,833,089
Fee and commission income and income from banking fees	33,637,144	653,255	1,164,685	-	4,899	(54,245)	35,405,738
Personnel expenses	(20,807,052)	(449,588)	(2,640,340)	(11,446)	(30,957)	-	(23,939,383)
Other administrative expenses	(20,468,659)	(418,620)	(2,058,797)	(7,008)	(15,531)	445,052	(22,523,563)
Tax expenses	(6,563,834)	(18,379)	(1,436,639)	(47)	(22,734)	-	(8,041,633)
Share of profit (loss) of associates and jointly controlled entities	151,414	-	421,723	-	-	-	573,137
IR/CSI and Other income/expenses	(8,764,766)	(433,910)	(3,465,153)	(3,597)	(141,073)	(438,033)	(13,246,532)
Net Income accumulated on December 31, 2023	**4,378,313**	**1,654,430**	**8,809,279**	**3,986**	**275,794**	**-**	**15,121,802**
Net Income/Loss accumulated on December 31, 2022	**12,516,503**	**1,438,338**	**6,516,903**	**(1,979)**	**262,407**	**-**	**20,732,172**
Profit or loss on 6-month period ended December 31, 2023	**655,818**	**872,771**	**4,664,622**	**2,983**	**128,071**	**-**	**6,324,265**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Assets								
Interbank investments	-	-	-	500,259	-	-	-	500,259
Securities and derivative financial instruments	-	87,464	597,902	245,323	-	-	597,902	332,787
Loans and other assets	13	11	3,535,976	709,437	188,985	205,947	3,724,974	915,395
Liabilities								
Demand deposits/Savings accounts	152	294	137,411	125,597	15,493	17,885	153,056	143,776
Time deposits	3,671,231	3,369,309	805,870	540,871	472,452	542,016	4,949,553	4,452,196
Securities sold under agreements to repurchase	58,779	17,191	28,565	7,644	33,246	-	120,590	24,835
Funds from issuance of securities and subordinated debts	19,045,768	17,095,011	-	-	1,324,020	940,719	20,369,788	18,035,730
Interest on own capital payable	2,298,873	1,911,306	-	-	-	-	2,298,873	1,911,306
Other liabilities	-	9,023	13,392,843	15,019,045	1,801	39,826	13,394,644	15,067,894

				6-month period ended December 31, 2023 - R$ thousand
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Income from financial intermediation	47,549	55,031	7	102,587
Financial intermediation expenses	(1,672,115)	(110,885)	(95,335)	(1,878,335)
Income from services provided	83	132,711	15	132,809
Other expenses net of other operating revenues	46,877	(1,130,210)	(15,190)	(1,098,523)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	Year ended on December 31 - R$ thousands							
	2023	2022	2023	2022	2023	2022	2023	2022
Income from financial intermediation	94,580	84,645	81,684	109,208	22	-	176,286	193,853
Financial intermediation expenses	(3,262,135)	(2,572,100)	(225,379)	(142,603)	(196,286)	(152,757)	(3,683,800)	(2,867,460)
Income from services provided	163	166	250,554	180,582	140	35	250,857	180,783
Other expenses net of other operating revenues	90,378	67,354	(2,204,598)	(1,950,587)	(26,865)	(398,562)	(2,141,085)	(2,281,795)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2023, the maximum amount of R$657,102 thousand was determined for the remuneration of the Directors and R$613,600 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Remuneration	334,403	647,189	747,558
Total	**334,403**	**647,189**	**747,558**

Post-employment benefits

			R$ thousands
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Defined contribution pension plans	318,093	613,100	554,872
Total	**318,093**	**613,100**	**554,872**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2023	On December 31, 2022
• Common shares	0.33%	0.34%
• Preferred shares	0.83%	0.83%
• Total shares (1)	**0.58%**	**0.58%**

(1) On December 31, 2023, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares (2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares on December 31, 2022).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in making strategic decisions.

The Organization has an Integrated Risk Management and Capital Allocation Committee - COGIRAC, whose objective is to advise the Chief Executive Officer in the performance of their duties/responsibilities related to the management and control of all risks and the Organization's capital.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) prevention of money laundering and terrorism financing (AML/TF)/Sanctions and Information Security/Cyber. There is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which has various responsibilities/duties, including to propose the limits of exposure to their respective risks and to prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

The Risk committee is structured so as to assess the Organization's risk management framework and, eventually, propose improvements and challenge the Organization's risk structure in the face of new trends and/or threats, as well as advise the Board of Directors in the performance of its duties related to the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the nine-

month period ended on December 31, 2023, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On December 31, 2023	On December 31, 2022
	Prudential	
Regulatory capital - values		
Common equity	110,689,318	106,500,779
Level I	125,412,066	120,624,009
Reference Equity - RE	149,969,145	144,282,538
Risk-weighted assets (RWA) - amounts		
Total RWA	947,737,574	971,611,195
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.7%	11.0%
Tier I Capital	13.2%	12.4%
Basel Ratio	15.8%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity – ACPContracyclic	-	-
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.68%	2.96%
Leverage Ratio (AR)		
Total exposure	1,714,042,678	1,639,736,361
AR	7.3%	7.4%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	248,691,252	198,600,676
Total net cash outflow	129,797,562	124,038,502
LCR	191.6%	160.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	934,324,784	877,734,697
Stable resources required (RSF)	737,181,037	728,633,715
NSFR	126.7%	120.5%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

According to the Bacen Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the

Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousands
	On December 31, 2023	On December 31, 2022
Fixed rates	3,010	1,498
IGPM/IPCA	7,671	3,629
Exchange coupon	311	38
Foreign currency	2,507	1,854
Equities	2,003	1,964
Sovereign/Eurobonds and Treasuries	3,283	3,524
Other	2,340	1,439
Correlation/diversification effect	(13,657)	(8,252)
VaR (Value at Risk)	**7,468**	**5,694**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.84 a scenario of R$4.89 was used, while for a 1-year fixed interest rate of 10.04%, a 10.05% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.84 a scenario of R$6.05 was used, while for a 1-year fixed interest rate of 10.04%, a 12.55% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.84 a scenario of R$7.26 was used, while for a 1-year fixed interest rate of 10.04%, a 15.06% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

		R$ thousands					
		Trading Portfolio (1)					
		On December 31, 2023			On December 31, 2022		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(25)	(14,760)	(27,497)	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,861)	(130,968)	(266,123)	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(2,783)	(5,489)	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	1,507	37,669	75,338	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	1,188	29,696	59,392	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	128	8,831	15,365	42	3,942	7,744
Other	Exposure not classified in other definitions	(94)	(2,341)	(4,683)	(135)	(866)	(1,730)
Total excluding correlation of risk factors		**(1,176)**	**(74,656)**	**(153,695)**	**(2,618)**	**(53,495)**	**(113,308)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 245 bps and 480 bps (scenarios 2 and 3 respectively) as of December 31, 2023 (December 31, 2022 - the values were approximately 326 bps and 633 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousands
		Trading and Banking Portfolios (1)					
		On December 31, 2023			On December 31, 2022		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(2,113)	(845,801)	(1,949,962)	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(20,461)	(2,347,022)	(4,307,241)	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(985)	(112,436)	(216,387)	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	(2,212)	(55,293)	(110,585)	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(43,432)	(1,085,794)	(2,171,588)	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,172)	(117,366)	(229,078)	943	(47,166)	(94,368)
Other	Exposure not classified in other definitions	(41)	(1,016)	(2,031)	(158)	(1,432)	(2,862)
Total excluding correlation of risk factors		**(70,415)**	**(4,564,728)**	**(8,986,872)**	**(52,352)**	**(5,818,907)**	**(11,319,425)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 269 bps and 548 bps (scenarios 2 and 3 respectively) as of December 31, 2023 (December 31, 2022 - the values were approximately 346 bps and 675 bps in scenarios 2 and 3 respectively).

e) Socio-environmental risk

The social and environmental risks associated with financial institutions are, for the most part, indirect, and arise from business relationships, including those with the supply chain and with customers through financing and investment activities.

The social and environmental risk management structure is made up of several forums and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Organization's Executive Board in carrying out their duties.

Following the principles of proportionality and relevance provided for by the BCB, the Organization established the scope within which it carries out the process of identification, assessment, and classification of social, environmental and climate risks. This scope includes analysis of i) credit and financing activities; ii) project financing; iii) guarantees; iv) suppliers; and v) investments.

The Organization is also a signatory to the Equator Principles, since 2004, which aim to ensure that financed projects are implemented in a socially responsible manner and reflect the best environmental, social and climate management practices set out in the Performance Standards of the International Finance Corporation (IFC) and the World Bank Health, Safety and Environmental Guidelines.

Additionally, the Organization assumed several commitments related to environmental and social aspects, such as the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI) and The Global Compact, among others.

f) Climate Risk

Climate risks represent the possibility of financial losses for the Organization due to the potential impacts resulting from climate related changes. These changes may derive from physical factors brought about by climatic events or by regulatory, technological, market or reputational changes resulting from the transition to a low carbon economy. The climate risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The Organization's climate risk management process has a governance structure, composed of committees, policies, rules and procedures, which are designed to ensure the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with BCB resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing climate risks arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed commitments related to climate aspects, with emphasis on the Net Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI) in addition to being a signatory to the Global Compact and integrating the United Nations Environment Program (UNEP- FI) and since 2019 the Organization has participated in sectoral initiatives focused on the development of methodologies and tools for managing climate risks for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousands
	On December 31, 2023			On December 31, 2022
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**17,332,144**	**11,577,918**	**5,754,226**	**8,478,739**
Financial instruments	**1,790,423,881**	**1,704,599,951**	**85,823,930**	**107,009,148**
- Interbank investments	205,102,659	201,479,513	3,623,146	880,857
- Compulsory deposits with the Brazilian Central Bank	133,721,827	133,678,811	43,016	95,705
- Securities	757,084,696	735,075,424	22,009,272	31,139,849
- Derivative financial instruments	15,413,349	13,874,126	1,539,223	2,376,199
- Loans	527,324,318	487,707,591	39,616,727	45,734,173
- Other financial instruments	151,777,032	132,784,486	18,992,546	26,782,365
Leases	**4,394,373**	**4,394,373**	**-**	**-**
Expected credit loss associated with credit risk	**(53,901,184)**	**(52,545,540)**	**(1,355,644)**	**(1,409,624)**
- Loans	(50,225,072)	(48,869,481)	(1,355,591)	(1,409,624)
- Leases	(46,144)	(46,144)	-	-
- Other receivables	(3,629,968)	(3,629,915)	(53)	-
Deferred income tax assets	**99,362,979**	**99,177,871**	**185,108**	**206,188**
Investments in associates and jointly controlled entities	**9,687,378**	**9,687,378**	**-**	**-**
Premises and equipment	**20,984,891**	**20,748,369**	**236,522**	**220,138**
Intangible assets	**47,267,254**	**47,042,396**	**224,858**	**202,512**
Accumulated depreciation and amortization	**(41,868,714)**	**(41,547,360)**	**(321,354)**	**(324,197)**
- Premises and equipment	(13,396,794)	(13,246,900)	(149,894)	(157,882)
- Intangible assets	(28,471,920)	(28,300,460)	(171,460)	(166,315)
Other assets	**24,576,975**	**23,002,849**	**1,574,126**	**1,153,298**
Accumulated impairment of non-financial assets	**(2,785,342)**	**(2,785,342)**	**-**	**-**
Total assets	**1,915,474,635**	**1,823,352,863**	**92,121,772**	**115,536,202**
Liabilities				
Deposits and other financial liabilities	**1,321,946,566**	**1,239,837,112**	**82,109,454**	**94,969,335**
- Deposits from banks	323,422,783	299,326,152	24,096,631	23,623,611
- Deposits from customers	621,934,680	587,633,407	34,301,273	39,083,142
- Securities issued	244,966,258	237,597,727	7,368,531	12,389,132
- Subordinated debts	50,337,854	50,337,854	-	-
- Derivative financial instruments	15,542,220	11,689,683	3,852,537	4,624,695
- Other financial liabilities	65,742,771	53,252,289	12,490,482	15,248,755
Provisions	**396,127,665**	**395,961,657**	**166,008**	**122,738**
- Technical provision for insurance, pension plans and capitalization bonds	360,802,729	360,785,285	17,444	14,730
- Other provisions	35,324,936	35,176,372	148,564	108,008
Deferred tax liabilities	**5,271,884**	**5,215,584**	**56,300**	**43,219**
Other liabilities	**30,000,827**	**28,920,871**	**1,079,956**	**1,154,325**
Total liabilities	**1,753,346,942**	**1,669,935,224**	**83,411,718**	**96,289,617**
Shareholders' equity				
Equity attributable to shareholders of the parent	161,182,449	161,182,449	-	-
Non-controlling shareholders	945,244	945,244	-	-
Total Shareholders' equity	**162,127,693**	**162,127,693**	**-**	**-**
Total Liability and Shareholders' equity	**1,915,474,635**	**1,832,062,917**	**83,411,718**	**96,289,617**
Net position of assets and liabilities			**8,710,054**	**19,246,585**
Net position of derivatives (2)			(15,768,731)	(22,887,227)
Other net off-balance-sheet accounts (3)			(666,054)	(578,242)
Net foreign exchange position (passive) (4)			**(7,724,731)**	**(4,218,884)**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(2,120,253) thousand in the year ended December 31, 2023 (R$(1,961,627) thousand in 2022), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$360,437 thousand (R$338,774 thousand in 2022).

II - The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**17,332,144**	-	-	-	-	**17,332,144**
Financial instruments	**929,880,326**	**180,414,735**	**115,893,454**	**564,235,366**	-	**1,790,423,881**
- Interbank investments (1)	167,593,734	29,616,018	6,202,321	1,690,586	-	205,102,659
- Compulsory deposits with the Brazilian Central Bank	133,678,812	43,015	-	-	-	133,721,827
- Securities (1) (2)	471,086,642	24,046,647	18,025,715	243,925,692	-	757,084,696
- Derivative financial instruments (1) (2)	6,597,663	934,395	2,673,635	5,207,656	-	15,413,349
- Loans	55,063,171	89,187,428	83,066,456	300,007,263	-	527,324,318
- Other financial instruments	95,860,304	36,587,232	5,925,327	13,404,169	-	151,777,032
Leases	**229,431**	**712,728**	**739,593**	**2,712,621**	-	**4,394,373**
Expected credit loss associated with credit risk	**(20,401,364)**	**(6,455,559)**	**(5,620,151)**	**(21,424,110)**	-	**(53,901,184)**
- Loans	(17,620,147)	(5,767,620)	(5,481,468)	(21,355,837)	-	(50,225,072)
- Leases	(3,035)	(7,664)	(7,503)	(27,942)	-	(46,144)
- Other receivables	(2,778,182)	(680,275)	(131,180)	(40,331)	-	(3,629,968)
Deferred income tax assets	**484,640**	**7,907,280**	**8,473,736**	**82,497,323**	-	**99,362,979**
Investments in associates and jointly controlled entities	-	-	-	-	**9,687,378**	**9,687,378**
Premises and equipment	**208,971**	**1,044,857**	**1,253,828**	**4,326,467**	**753,974**	**7,588,097**
Intangible assets	**502,079**	**2,029,619**	**2,006,426**	**14,004,752**	**252,458**	**18,795,334**
Other assets	**13,179,340**	**580,630**	**1,932,230**	**8,884,775**	-	**24,576,975**
Accumulated impairment of non-financial assets	**(2,785,171)**	-	-	**(171)**	-	**(2,785,342)**
Total on December 31, 2023	**938,630,396**	**186,234,290**	**124,679,116**	**655,237,023**	**10,693,810**	**1,915,474,635**
Total on December 31, 2022	**847,717,987**	**188,036,866**	**116,869,909**	**616,728,599**	**9,971,106**	**1,779,324,467**

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
						R$ thousands
Liabilities						
Deposits and other financial liabilities	**543,886,365**	**102,313,688**	**128,687,651**	**532,336,114**	**14,722,748**	**1,321,946,566**
- Deposits from banks (1) (3)	274,817,412	20,631,026	9,836,986	18,137,359	-	323,422,783
- Deposits from customers (3)	205,026,524	47,921,784	94,806,013	274,180,359	-	621,934,680
- Securities issued	8,622,895	17,360,738	22,991,898	195,990,727	-	244,966,258
- Subordinated debts	357,829	27,067	36,878	35,193,332	14,722,748	50,337,854
- Derivative financial instruments	7,832,229	1,494,417	920,499	5,295,075	-	15,542,220
- Other financial liabilities	47,229,476	14,878,656	95,377	3,539,262	-	65,742,771
Provisions	**324,774,543**	**1,231,880**	**1,153,057**	**68,968,185**	-	**396,127,665**
- Technical provision for insurance, pension plans and capitalization bonds (3)	311,753,762	-	-	49,048,967	-	360,802,729
- Other provisions	13,020,781	1,231,880	1,153,057	19,919,218	-	35,324,936
Deferred tax liabilities	**156,377**	**34,735**	**19,511**	**5,061,261**	-	**5,271,884**
Other liabilities	**28,655,387**	**319,169**	**179,029**	**847,242**	-	**30,000,827**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	161,182,449	161,182,449
Non-controlling shareholders	-	-	-	-	945,244	945,244
Total Shareholders' equity	-	-	-	-	**162,127,693**	**162,127,693**
Total on December 31, 2023	**897,472,672**	**103,899,472**	**130,039,248**	**607,212,802**	**176,850,441**	**1,915,474,635**
Total on December 31, 2022	**824,753,478**	**121,406,171**	**159,375,987**	**504,664,387**	**169,124,444**	**1,779,324,467**

Net assets on December 31, 2023	**41,157,724**	**123,492,542**	**118,132,410**	**166,156,631**		
Net assets on December 31, 2022	**22,964,509**	**89,595,204**	**47,089,126**	**159,153,338**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for former Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution modality, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit modality through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of said plans, consider an economic and actuarial study to calculate actuarial commitments using the real rate of interest and recognizing the obligation in the financial statements. The funds guaranteeing the pension plans are investing in accordance with the applicable legislation (public and private bonds, shares of publicly held companies and real estate companies). The main assumptions used by the independent actuary in the actuarial valuation are as follows:

Risk factors	On December 31	
	2023	2022
Nominal discount rate	3.50% - 10.09% p.a.	3.50% - 9.72% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	7.54% - 7.64% p.a.	7.64% - 7.85% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of their assets to cover these obligations is represented below:

	R$ thousands			
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2023	2022	2023	2022
(i) Projected benefit obligations:				
At the beginning of the year	**2,740,903**	**2,998,669**	**800,535**	**841,118**
Cost of current service	284	341	-	-
Interest cost	252,694	242,675	75,344	70,781
Participant's contribution	473	546	-	-
Actuarial gain/(loss) (1)	69,201	(158,724)	28,890	(72,297)
Transfers	16,460	-	-	-
Past service cost - plan changes	(3,814)	-	-	-
Early elimination of obligations	(12,647)	(82,532)	-	-
Benefit paid	(268,600)	(260,072)	(47,422)	(39,067)
At the end of the year	**2,794,954**	**2,740,903**	**857,347**	**800,535**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,467,755**	**2,554,827**	**-**	**-**
Expected earnings	227,227	206,439	-	-
Actuarial gain/(loss) (1)	(56,554)	34,067	-	-
Contributions received:				
- Employer	31,526	26,283	-	-
- Employees	473	546	-	-
Transfers	16,460	-	-	-
Early elimination of obligations	(16,460)	(94,745)	-	-
Benefit paid	(268,421)	(259,662)	-	-
At the end of the year	**2,402,006**	**2,467,755**	**-**	**-**
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	**60,861**	**7,452**	**-**	**-**
Interest on the irrecoverable surplus	5,644	671	-	-
Change in irrecoverable surplus (1)	(8,566)	52,738	-	-
At the end of the year	**57,939**	**60,861**	**-**	**-**
(iv) Financed position:				
Deficit plans (2)	**450,887**	**334,009**	**857,347**	**800,535**
Net balance	**450,887**	**334,009**	**857,347**	**800,535**

(1) In the year ended December 31, 2023, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$80,348 thousand (R$(116,798) thousand in 2022), net of tax effects; and
(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognized the actuarial obligation due in their financial statements.

The net cost/(benefit) of pension plans, recognized in the income statement, includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2023	2022
Projected benefit obligations:		
Cost of service	241	12,554
Cost of interest on actuarial obligations	327,894	313,497
Expected earnings from the assets of the plan	(227,217)	(206,439)
Interest on irrecoverable surplus	5,642	671
Net cost/(benefit) of the pension plans	**106,560**	**120,283**

Maturity profile of the present value of defined benefit plan obligations for the coming years:

		R$ thousands
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.47	9.29
2024	262,261	259,278
2025	267,610	273,014
2026	272,036	277,903
2027	276,175	282,232
2028	279,100	286,256
After 2029	1,423,064	1,466,040

In 2024, the expected contributions to the defined benefit plans are R$37,740 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of asset managers; and
- Private and public securities, a representative portion of the investment portfolio of the Company and its subsidiaries, whose profitability is higher than inflation plus interest, with short to long maturities deadline.

The funds guaranteeing the pension plans are invested in accordance with the applicable legislation (public and private bonds, shares of public companies and real estate) and the average allocation of assets belonging to the pension plan, by asset category, is as follows:

						On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan	
	2023	2022	2023	2022	2023	2022
Asset categories						
Equities	-	-	6.6%	7.6%	-	-
Fixed income	93.2%	93.2%	87.5%	86.7%	100.0%	100.0%
Real estate	4.9%	5.0%	2.1%	1.5%	-	-
Other	1.9%	1.8%	3.8%	4.2%	-	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The table below, of the sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on actuarial exposure (7.54% - 9.42% p.a. - rate range used to calculate the present value of the table below) due to the change in the discount rate assumption and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.25% - 10.42%	Increase of 1 p.p.	reduction	(292,102)
Discount rate	8.25% - 8.42%	Decrease of 1 p.p.	increase	339,838
Medical Inflation	8.54% - 8.64%	Increase of 1 p.p.	increase	82,069
Medical Inflation	6.54% - 6.64%	Decrease of 1 p.p.	reduction	(70,188)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the second half of 2023, were R$614.623 thousand and in the year ended December 31, 2023, were R$1,219,739 thousand (R$1,196,202 thousand in 2022).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the second half of 2023, the amount of R$2.981.568 thousand and in the year ended December 31, 2023, the amount of R$5,806,013 thousand (R$5,494,366 thousand in 2022).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousands
	On December 31, 2023		On December 31, 2022	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	205,102,659	205,228,671	122,479,579	122,530,217
Compulsory deposits with the Brazilian Central Bank	133,721,827	133,721,827	101,973,384	101,973,384
Securities:				
- Trading securities	366,650,528	366,650,528	285,640,534	285,640,534
- Available-for-sale securities	291,678,051	291,678,051	321,359,007	321,359,007
- Held-to-maturity securities	98,756,117	100,726,392	105,537,649	101,797,554
Derivative financial instruments	15,413,349	15,413,349	16,258,496	16,258,496
Loans (1)	628,596,602	625,991,386	656,944,591	650,606,365
Other financial instruments	64,172,536	64,172,536	72,252,317	72,252,317
Liabilities				
Deposits from banks	323,422,783	332,089,303	281,948,038	282,146,097
Deposits from customers	621,934,680	599,473,510	590,682,206	591,820,200
Securities issued	244,966,258	226,021,936	222,257,328	213,546,452
Subordinated debt	50,337,854	52,423,119	52,241,332	53,842,376
Derivative financial instruments	15,542,220	15,542,220	13,341,324	13,341,324
Other financial liabilities	56,469,356	56,469,356	55,307,084	55,307,084

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 18%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousands
	On December 31, 2023				On December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**315,355,048**	**50,494,149**	**801,331**	**366,650,528**	**237,380,619**	**47,559,442**	**700,473**	**285,640,534**
Financial treasury bills	160,173,438	-	-	160,173,438	135,850,969	-	-	135,850,969
National treasury notes	54,277,116	5,125,479	-	59,402,595	43,141,335	5,604,251	-	48,745,586
Financial bills	-	34,377,011	-	34,377,011	-	32,829,525	-	32,829,525
National treasury bills	63,010,231	-	-	63,010,231	25,941,891	-	-	25,941,891
Debentures	14,936,804	3,865,590	30,417	18,832,811	10,566,061	5,707,650	43,283	16,316,994
Other	22,957,459	7,126,069	770,914	30,854,442	21,880,363	3,418,016	657,190	25,955,569
Derivatives	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**	**(1,526,268)**	**4,978,273**	**(534,833)**	**2,917,172**
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)	(4,940,849)	(7,755,786)	(644,689)	(13,341,324)
Available-for-sale securities	**169,981,863**	**111,261,933**	**10,434,255**	**291,678,051**	**205,773,516**	**104,717,817**	**10,867,674**	**321,359,007**
National treasury notes	85,444,307	-	-	85,444,307	78,526,279	-	-	78,526,279
Debentures	8,883,770	56,305,399	7,767,360	72,956,529	8,134,438	61,102,014	8,595,304	77,831,756
National treasury bills	28,831,865	-	-	28,831,865	63,752,639	-	-	63,752,639
Financial treasury bills	29,784,559	-	-	29,784,559	34,871,012	-	-	34,871,012
Rural product notes	-	25,150,825	1,005,140	26,155,965	-	18,625,568	749,641	19,375,209
Stocks	4,268,341	5,534,500	1,225,021	11,027,862	4,010,327	5,534,503	1,094,374	10,639,204
Foreign government bonds	7,701,252	2,693,187	-	10,394,439	7,379,099	2,646,524	-	10,025,623
Promissory notes	-	15,565,716	-	15,565,716	-	12,522,839	-	12,522,839
Other	5,067,769	6,012,306	436,734	11,516,809	9,099,722	4,286,369	428,355	13,814,446
Total	**483,496,471**	**163,844,061**	**10,859,176**	**658,199,708**	**441,627,867**	**157,255,532**	**11,033,314**	**609,916,713**
Public	**431,450,899**	**7,818,666**	**16,607**	**439,286,172**	**394,004,227**	**8,250,774**	**21,320**	**402,276,321**
Private	**52,045,572**	**156,025,395**	**10,842,569**	**218,913,536**	**47,623,640**	**149,004,758**	**11,011,994**	**207,640,392**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Trading securities	**Assets Derivative**	**Liabilities Derivatives**	**Available-for-sale securities**	**Total**
Balance on January 1, 2023	**700,473**	**109,856**	**(644,689)**	**10,867,674**	**11,033,314**
Recognized in income	117,985	-	-	(277,890)	(159,905)
Recognized in accumulated other comprehensive income	-	-	-	(1,107,122)	(1,107,122)
Acquisitions	36,457	43,130	-	1,548,148	1,627,735
Disposals	(53,584)	-	115,293	(790,916)	(729,207)
Maturities	-	-	-	(213,604)	(213,604)
Transfer from other levels (1)	-	-	-	407,965	407,965
Balance on December 31, 2023	**801,331**	**152,986**	**(529,396)**	**10,434,255**	**10,859,176**

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

					R$ thousands
	Scenarios	On December 31, 2023		On December 31, 2022	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	151	-	536
	2	-	35,207	(15)	147,432
	3	-	66,294	(30)	259,870
Price indexes	1	-	(147)	-	(82)
	2	-	(18,782)	-	(11,867)
	3	-	(35,401)	-	(21,985)
Exchange coupon	1	-	(4)	-	(7)
	2	-	(603)	-	(866)
	3	-	(1,186)	-	(1,691)
Foreign currency	1	-	487	-	335
	2	-	12,187	-	8,385
	3	-	24,373	-	16,770
Equities	1	4,163	6,615	3,549	5,910
	2	104,073	165,378	88,720	147,741
	3	208,146	330,756	177,441	295,481

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.84, a scenario of R$4.89 was applied, while for a 1-year fixed interest rate of 10.04%, a scenario of 10.05% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.84, a scenario of R$6.05 was applied, while for a 1-year fixed interest rate of 10.04%, a 12.55% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.84 a scenario of R$7.26 was applied, while for a 1-year fixed interest rate of 10.04%, a 15.06% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousands
	On December 31, 2023					On December 31, 2022				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	205,228,671	-	205,228,671	205,102,659	-	122,530,217	-	122,530,217	122,479,579
Securities held to maturity	96,232,352	4,391,161	102,879	100,726,392	98,756,117	96,880,576	4,651,009	265,969	101,797,554	105,537,649
Loans	-	-	625,991,386	625,991,386	628,596,602	-	-	650,606,365	650,606,365	656,944,591
Liabilities										
Deposits from banks	-	-	332,089,303	332,089,303	323,422,783	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	599,473,510	599,473,510	621,934,680	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	226,021,936	226,021,936	244,966,258	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	52,423,119	52,423,119	50,337,854	-	-	53,842,376	53,842,376	52,241,332

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Net income for the year ended December 31, 2023 was R$15,122 million, recurring income was R$15,750 million and non-recurring income was R$(628) million net of taxes, which is not expected to occur in future years, as detailed below:

i. Restructuring provision – R$(570) million; and ii. Impairment of Non-Financial Assets – R$(58) million.

Net income for the year ended December 31, 2022, was R$20,732 million, the recurring net income was R$20,680 million and the non-recurring net income was R$52 million, which is not expected to occur in future years, detailed below:

i. Impairment of Non-Financial Assets – R$(109) thousand; ii. Goodwill Amortization – R$ (106) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other acquisitions, where we do not expect to have these effects beyond the next year; and iii. Gain from the demutualization of the investments in CIP (Câmara Interbancária de Pagamentos) – R$ 231 million; and iv. Others – R$ 37 million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets of third parties which, on December 31, 2023, amounted to R$1,192,511,407 thousand (R$1,102,155,592 thousand on December 31, 2022).

d) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,975 and CMN Resolution No. 5,101 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification into operating and financial leasing; and (ii) all leases as lessee must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability

and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items. On August 24, 2023, the Central Bank of Brazil issued CMN Resolution No. 5,101, which provides the application of CMN Resolution No. 4,975 to contracts signed up to the date of entry into force of the Resolution (January 1, 2025), in which the institutions appear as a lessee.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated and will be concluded by the date of entry into force of the standard.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be measured at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantees given and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as their credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation, except for the application of Chapter V, which deals with Accounting of Hedge, whose validity was postponed to January 1, 2027.

Bradesco has prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new rules as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating regulatory and process impacts, defining aspects of governance, identifying systemic aspects and disseminating concepts through employee training.

The Bank has been evaluating the application of the new rules and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

SUSEP Circular No. 678 - amends SUSEP Circular No. 648, of November 12, 2021, and revokes the provision of SUSEP Circular No. 439, of June 27, 2012. Among the main changes introduced in the standard, we have:

- Approval of CPC 48 – Financial Instruments, which according to Management's assessment will result in reclassifications of financial instruments from the Amortized Cost category to Fair Value through Other Comprehensive Income; and
- End of offsetting the surplus value of financial investments classified as held to maturity with the impact of the technical provision resulting from the liability adequacy test (TAP).

Management is concluding its analyzes to adopt the new standard and does not expect it to generate significant impacts on Shareholders' Equity.

e) Consortium funds

		R$ thousands
	On December 31, 2023	On December 31, 2022
Monthly estimate of funds receivable from consortium members	827,394	798,587
Contributions payable by the group	48,974,499	48,491,710
Consortium members - assets to be included	42,743,119	42,865,797
Credits available to consortium members	8,136,507	7,939,623

		In units
	On December 31, 2023	On December 31, 2022
Number of groups managed	3,238	3,554
Quantity of assets pending delivery	125,363	128,874
Quantity of total delivered assets	2,726,945	2,500,203
Quantity of total active consortium members	1,531,419	1,569,684
Quantity of total dropouts and cancellations	1,656,631	1,533,725
Default rate	3.75%	3.75%

			In units
	6-month period ended December 31	Year ended on December 31	
	2023	2023	2022
Quantity of assets delivered in the period	112,916	226,742	224,964
Quantity of active consortium members in the period	246,110	389,486	418,513
Quantity of dropouts and cancellations in the period	172,246	304,582	322,686

f) On November 16, 2022, Law No. 14,467 was enacted, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL having effect as of January 1, 2025. The main provision contained in this law include: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the taxable profit and the

base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

g) On August 31, 2023, Bradesco informed its shareholders that the company Atlântica (an indirect subsidiary of the Insurance Group) entered an Agreement for Investment, Purchase and Sale of Shares and other Covenants with Hospital Santa Lúcia S.A. for the acquisition of 20% of the capital. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain and completion is subject to compliance with certain suspensive conditions usual in operations of this nature, including due regulatory approvals.

h) On December 21, 2023, Bradesco informed its shareholders that Atlântica Hospitais e Participações S.A. ("Atlântica"), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A. (part of the Bradesco Seguros Group), entered into, on this date, an Investment Agreement with Hospital Mater Dei S.A. ("Mater Dei") for the development and operation of a new general hospital in São Paulo. Atlântica will have 51% of the company to be formed ("SPE"), and Mater Dei, which will be responsible for the medical and administrative management of the hospital, will have 49%. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain through partnerships with players established in the operation of hospitals and is subject to compliance with certain suspensive conditions usual in operations of this nature, including the necessary regulatory approvals.

i) On December 20, 2023, the Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform. This is intended to simplify and modernize the tax system, and to boost the country's economy by eliminating the complexity of the current tax system. The key change is the creation of the Tax on Goods and Services (IBS) that will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the country. To implement the changes, the National Congress needs to approve Supplementary Laws to regulate the Constitutional Amendment. The texts of the regulations are expected to be sent to Congress by the Executive Branch in the first half of 2024. To implement the Tax Reform, there will be a transition phase that will last from 2026 to 2032. The Bank has been following the discussions on this matter and awaits the regulations for an accurate assessment of the impacts resulting from this Constitutional Amendment.

j) On February 05, 2024, Bradesco informed its shareholders that its indirect subsidiary, Quixaba Empreendimentos e Participações Ltda ("Quixaba") and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares for both, the conversion of the Company's registration as a publicly-held company from category "A" to "B" and the delisting from the special listing segment, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer"). The request for registration of the Tender Offer will be made according to the regulatory deadline.

The Tender Offer will be launched by (i) the Controlling Shareholders and by the companies (ii) Elo Participações Ltda. ("Elo Participações"), (iii) Alelo Instituição de Pagamento S.A. ("Alelo") and (iv) Livelo S.A. ("Livelo" and, jointly with the Controlling

Shareholders, Elo Participações and Alelo, the "Offerors"), indirect subsidiaries of Bradesco and Banco do Brasil S.A. (direct controller of BB Elo), for the acquisition of up to all the ordinary shares issued by the Company, except for those held by the Offerors, the Controlling Shareholders, directly or indirectly, and those held in treasury ("Tender Offer Shares"), on a unified basis for the purposes of (i) converting the Company's registration as a category "A" public company to "B"; and (ii) delisting the Company from the special listing segment called Novo Mercado of B3. The price offered for each Tender Offer Shares will be R$5,35.

The Tender Offer depends on the fulfillment of certain conditions, including applicable legal and regulatory approvals from the competent governmental authorities. The other terms and conditions of the Tender Offer will be made available to the market in due course, in accordance with the applicable rules.

Reporting Date February 06, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member
* Octavio de Lazari Junior

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
* Vinicius Urias Favarão

Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Honorato Barbosa
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Roberto Medeiros Paula
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
* André Costa Carvalho
André David Marques
Antonio Campanha Junior
Bráulio Miranda Oliveira
* Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cesar Joaquim
Leandro Karam Correa Leite
* Luiz Philipe Roxo Biolchini
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Nilton Pereira dos Santos Junior
* Rafael Forte Araújo Cavalcanti
* Ricardo Eleutério da Silva
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo
* Vinicius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Juliano Ribeiro Marcílio
Ivan Luiz Gontijo Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Vinicius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated statements of financial position as of December 31, 2023, the consolidated income statements, comprehensive income, changes in shareholders' equity and cash flows for the six-month period and year then ended, and explanatory notes, including material accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2023, and of its consolidated financial performance and its consolidated cash flows, for the six-month period and year then ended in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the *"Auditors' responsibilities for the audit of the consolidated financial statements"* section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the expected credit loss associated with credit risk

As discussed in note 3e and 10, Bradesco recorded, as of December 31, 2023, a provision of R$ 53,901,184 thousand for allowance for loan losses in relation to loans, leases and other receivables ("credit operations").

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in

order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- **How the matter was addressed in our audit**

The primary procedures we performed to address this matter are summarized below:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; and (ii) the definition, approval and application of the main assumptions used in the assignment of ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyzed, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan documents, financial and registration information, restructuring operational and/or financial guarantees, and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of changes in the delinquency levels and changes in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of restructuring / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Evaluation of the measurement of securities of private issuers

As discussed in notes 3d, 8 and 38a to the consolidated financial statements, the amount invested in securities of private issuers is R$ 174,703,235 thousand, which includes securities of private issuers measured at fair value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the fair values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of fair value and the evaluation of indicators of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment involved in determining the methods and assumptions used.

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) defining, approving and applying the models used to measure the fair value of securities of private issuers; (ii) capture of relevant data to measure the fair value; (iii) evaluation of adherence to the calculations of the fair value of certain financial instruments by an independent department; (iv) definition and application of the assumptions used in the evaluation of the indicators of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring fair value are not observable, we evaluated, with the involvement of our financial instrument valuation professionals with specialized knowledge and experience in the sector, the models developed by Bradesco for the determination of fair values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluated the assumptions considered in the analysis of the credit spread used in the fair value measurement of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicators and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor

As discussed in note 3m, 4 and 22, Bradesco is a defendant in tax, civil and labor lawsuits, related to the normal course of its activities, with provisions recorded in the consolidated financial statements in the amounts of R$ 7,059,304 thousand, R$ 8,587,613 thousand and R$ 4,622,138 thousand, respectively.

For tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, inflation adjustments of savings account balances due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments over a twelve-month period and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

- **How the matter was addressed in our audit**

  The primary procedures we performed to address the matter significant to our audit is summarized below:

  We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to: (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision for labor liabilities.

  For civil and tax lawsuits, we analyzed the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved tax professionals, with specialized knowledge and experience in the sector, who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

  We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

  For labor claims, the primary procedures we performed comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics of the plaintiffs; and (iii) tested the accuracy of the model using historical data and defined methodologies. For civil and labor claims, we evaluated the sufficiency of the provision by comparing disbursement during the period to the respective provision amounts, obtaining an understanding of the reason for significant deviations.

  Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Assessment of the recoverability of deferred tax assets

As discussed in note 3f and 33c the consolidated financial statements include assets related to deferred tax assets in the amount of R$ 99,362,979 thousand whose realization is based on projections of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the underlying key assumptions.

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operating effectiveness of certain internal controls over the process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with specialized knowledge and experience in the sector, who assisted us with the assessment of the key assumptions presented in the analysis prepared by Management as at December 31, 2023, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates, underlying Bradesco's projections of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended December 31, 2023 made in the prior year with actual taxable profits in 2023.

In addition, we tested the mathematical calculations included in the technical study of the realization of the deferred tax assets and assessed the adequacy of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Evaluation of the impairment testing of intangible assets

As discussed in note 3i, 3k and 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,058,785 thousand and other intangible assets in the amount of R$ 6,235,053 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the carrying amount may not be recoverable. As part of the impairment test of these assets, Bradesco estimates the recoverable amounts of the "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense cash flows, and the discount rates used.

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operating effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to: (i) review of the budget process; and (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates.

We involved corporate finance professionals, with specialized knowledge and experience in the sector, who assisted us with the analysis prepared by Management at as December 31, 2023: (i) evaluation of the assumptions used, such as growth rates used for different businesses, estimated revenue and expense cash flows, by comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, by comparing them with the discount rate ranges that were developed independently, using publicly available market data of comparable entities; and (iii) evaluation of the Bradesco's ability to project cash flows by comparing the prior year's projections for the period.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Evaluation of the measurement of insurance and pension plan technical provisions
As discussed in note 3m and 21a, Bradesco recorded technical provisions related to insurance and pension plans in the amount of R$ 360,802,729 thousand.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the liability adequacy test and the measurement of technical provisions of insurance and pension plans contracts as a key audit matter given the subjectivity and judgment involved and because small variations in certain assumptions may result in significant changes in the measurement of these liabilities

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is summarized below:

We evaluated the design and operating effectiveness of certain internal controls, both automated and manual, related to the liability adequacy test and technical provisions measurement process, these included: (1) the development and approval of actuarial methodologies and significant assumptions; and (2) the approval and review of calculations.

We involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

(i) the evaluation of methodologies used by Bradesco in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with normal market practices.

(ii) the evaluation of assumptions, such as claims expectation, longevity, persistence, inflation of medical costs and discount rates, used in the liability adequacy test and the measurement of technical provisions, by comparing them with practices used by the market and Bradesco's historical information.

(iii) the testing, based on sampling and using a specific tool, of the mathematical accuracy of the liability adequacy test and the technical provisions based on Bradesco's historical information, methodologies and assumptions.

(iv) the assessment of certain technical provisions by developing, based on sampling, an independent estimate of those technical provisions using independent assumptions and generally accepted actuarial techniques; and

(v) the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of technical provisions for insurance and pension plans, in the context of the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Other matters

Statement of added value
The consolidated statement of added value for the six-month period and year ended December 31, 2023, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements reconcile with the consolidated financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these consolidated statements of added value have been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements as of and for the six-month period and year ended December 31, 2023, taken as a whole.

Parent company financial statements
Bradesco prepared a complete set of Parent company financial statements of Banco Bradesco S.A. as of and for the six-month period and year ended December 31, 2023 in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN) that were issued separately, with respect to which we issued a separate independent auditors' report, without any modification, dated February 6, 2024.

Consolidated financial statements prepared in accordance with IFRS
These consolidated financial statements for the six-month period and year ended December 31, 2023, which were prepared in accordance with accounting practices adopted in Brazil

applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued, as provided for in Art. 77 of CMN Resolution No. 4. 966, in addition to the consolidated financial statements prepared in accordance with international Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors´ report, without any modification, dated February 6, 2023.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco's internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of

accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the year and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 6, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

**To the Board of Directors of the
BRADESCO ORGANIZATION**

1. PRESENTATION

1.1. The macroeconomic environment and the priorities of COAUD in the Fiscal Year ended on December 31, 2023

Challenging domestic and international macroeconomic environments marked 2023. In this regard, the Central Bank of Brazil (Bacen) pointed out in the December 2023 Inflation Report[1] that the external environment remains volatile, given the geopolitical effects and consequent uncertainty regarding the outlook for global growth, even in the face of evidence that global activity and employment remain resilient. Furthermore, Bacen pointed out that, despite the continuity of the process of deflation in several countries, the rates remain high and above the targets pursued by the monetary authorities, culminating with the maintenance of interest at high levels for a longer period than anticipated by market participants.

Additionally, the adverse external macroeconomic environment was also marked in the first half of 2023 by the stress involving small and medium banks in the USA (especially Silicon Valley Bank, Signature Bank, Silvergate, and First Republic Bank) and Europe (which culminated in the emergency acquisition of Credit Suisse by the UBS Group, in the biggest deal since the global financial crisis of 2008).

In mentioning the Inflation Report, Bacen also pointed out that, given the permanence of the underlying rates of inflation at high levels, central banks continue to pursue the convergence of inflation rates to the targets, and such scenario requires caution from emerging countries.

In such an environment of deterioration of the growth prospects of the global economy, Bacen affirmed that it would continue to be "vigilant and active", with a contractionary stance justified by the "more persistent than anticipated" inflation, by the rate of growth of the Gross Domestic Product (GDP) more moderate at the end of 2022, which corroborates the scenario of deceleration for 2023, and the increase of aversion to risk.

In fact, throughout the first semester of 2023, the monetary policy conducted by Bacen maintained a restrictive stance noted throughout 2022, without a reduction in the interest rate in December 2022 (13.75% p.a.), despite positive reviews for the growth of the year of 2023 and the indications of recovery of the Brazilian economy, including the consistent fall of inflationary indices in the period.

However, during the second half of 2023, the Monetary Policy Committee of Bacen (COPOM) subsequently reduced the basic interest rate, set at 11.75% per year on December 31, 2023, taking into account the evolution of the deflation process, the macroeconomic scenario, and the risk balance, among other elements. Still, COPOM highlighted the need to persevere with a contractionary monetary policy until the deflation process is consolidated, anticipating the maintenance of rate reductions of the same magnitude (0.50% p.a.) at meetings during 2024, a pace considered appropriate, depending on the evolution of inflationary dynamics.

---

[1] Central Bank of Brazil – Inflation Report – Volume 24, Number 4, December 2022.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202312/ri202312p.pdf

As Bacen highlighted in the Inflation Report of December 2023, the economic activity in the domestic scenario throughout the year had repercussions on the performance of the agricultural sector. Considering the available indicators (third quarter of 2023), Bacen raised the GDP growth forecast for 2023 to 3.0%, even with moderate performance expectation of economic activity in the fourth quarter of 2023. Considering the data released until November, the accumulated inflation in twelve months measured by the Extended National Consumer Price Index (IPCA) continued to decline, with the expectation disclosed by the Institute of Applied Economic Research (IPEA) adjusted to 4.6% in 2023, given the 3.25% target defined by the National Monetary Council (CMN).

As for the credit market, whose growth rate in the SFN continued to slow down, throughout the fiscal year of 2023, Bacen highlighted that the "loss of dynamism" is compatible with the cycle of economic activity and the process of distension of monetary policy. Interest rates remain at high levels, despite a reduction found more recently, and new concessions grow discreetly after the slowdown verified in the first half, as a result of "events that increased risk aversion", and the increase of default in "disseminated form".

In such a scenery, the growth in the balance of loan operations in the year increased only "slightly", mainly as a result of expenses with credit card at sight and contract spending on official programs, such as the National Program for Support to Microenterprises and Small Enterprises (PRONAMPE) and the Emergency Program for Credit Access in the guarantee modality (PEAC-FGI). Practically in all other modalities, the decline in credit contracts in the financial system was observed.

By the way, Bacen pointed out that the Quarterly Credit Conditions Survey (PTC), conducted by the agency in September 2023[2], indicated that the conditions of credit offer will be more flexible from the fourth quarter of the year, with demand at positive levels for all segments and reduction in interest rates, with stable default. The same survey, conducted in April 2023, confirmed that credit concession standards were "hardened" and the credit offer remained restrictive, especially in the free credit segment. In view of these aspects, the projection of nominal growth in the balance of loan operations in the year, which was of 7.7% in June 2023, was adjusted to 6.8%. Less than half of the 14% increase[3] occurring in 2022 (16.3% in 2021).

At the regulatory level, the National Financial System (SFN) continues experiencing a period of significant demands and requirements that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology, new legislation in the field of foreign exchange and international capital, broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure (focused particularly on Climate Risk), the mandatory specific disclosures in the explanatory notes to the Financial Statements, and progress in the complete adoption of the International Financial Reporting Standards – IFRS for all institutions subordinate to the supervision of Bacen (currently the requirement applies only to the Consolidated Financial Statements).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities, taking into account the macroeconomic and regulatory environment in constant and significant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities of the Organization, as well as monitoring the progress and improvements in governance and risk

[2] https://www.bcb.gov.br/content/publicacoes/ptc/202309/RelatorioPTC-Setembro2023.pdf
[3] According to the Bacen Monetary and Credit Statistics Report, released on January 27, 2023

management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), the Committee prioritizes transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and on the results, developing our works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

In the Fiscal Year of 2023, the COAUD devoted significant part of its time to understand and assess the effects of the macro-economic environment, of the monetary policy cycle and the basic interest rates on the business and results of the Bradesco Organization, with special attention to the default and the consequent constitution of provisions for losses with loan operations, to the measurement of the financial instruments, to the assumptions, judgments and models related to relevant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the required accounting disclosures related to the significant components of these Financial Statements, and the effects of regulatory changes on the internal control environment.

To obtain a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR), the Compliance, Conduct and Ethics Department (DCCE), the Internal Audit (AIGL), accompanying the execution of their Work Plan as approved by the COAUD, and the audit committees of Bradseg and Bradesco Saúde (Health).

In addition, during the first half of 2023, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG Auditores Independentes (KPMG) continues to challenge the Management on the most important issues and to provide an independent opinion to COAUD about judgments of material financial issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD is composed of one (1) Board Member, who is the Coordinator, and three (3) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements

of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Amaro Luiz de Oliveira Gomes (Financial Specialist)	March 2021
José Luis Elias	March 2019
Paulo Ricardo Satyro Bianchini	November 2018

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;

- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, COAUD prepares a Report with the main issues discussed in meetings, where its recommendations and accompanying adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal for knowledge of the Board of Directors' Members. Additionally, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);
- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen) standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls,

exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. It also reports to the DCIR, independently of the commercial areas, by the Corporate Area of the Internal Control System.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

2.7. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Units and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, more details of the assignments developed are presented. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities of COAUD for the Fiscal Year of 2023, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information,

in particular provisions and valuation of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to develop and calibrate provisioning models, taking into account the historical data and recent experience. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Report of "Monitoring of Loan Operations and Delinquency", "Market and Liquidity Risks and Limits", and the Regulatory Pending Assessment and External Audit Committee (CAPRAE).

In the Fiscal Year of 2023, the Committee participated in 311 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; Sustainability (ESG), with a focus on impacts of climate change and regulatory requirements of Bacen, CVM and SEC; the money laundering and funding of terrorism prevention; the conduct and treatment of potentially vulnerable clients; the governance; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil): 287 Meetings
92%
1%
4%
3%
Area of Health: 4 Meetings
Areas of Insurance, Pension and Capitalization: 11 Meetings
COAUDS Bradseg and Health: 9 Meetings


By Subject
Civil and Labor Provisions: 5
PLD/FT (preventing money laundering and combating the financing of terrorism): 5
Tax Credit: 6
Ombudsman: 3
Budget: 6
COAUDS Bradseg and Health: 9
Treasury - TVM/ALM and Liquidity Risk: 9
Statements of Financial Position: 87
Funds: 9
Internal Control/Compliance: 15
ESG/Cyber/Access Management: 20
Internal Audit: 41
Credit/Risk Monitoring: 53
BBI/Operação Vilas/Marketing/Other Administrative: 43


By Lines of Defense
42.2%
17.4%
24.1%
9.9%
1.4%
5.0%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the Audit Committee regularly attends training activities.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the Fiscal Year of 2023 included the Quarterly Information (ITR) for the reference dates of March 31, 2023 and September 30, 2023, the Semiannual Report for the reference date of June 30, 2023, and the Annual Report for the reference date of December 31, 2023. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well

as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted, or was adopting, the actions necessary to remedy possible important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco Organization. The procedures adopted in the lines of defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report and publication of the Financial Statements for the Fiscal Year ended on December 31, 2023 following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services for the fiscal years of 2024 and 2025.

3.4.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the fiscal year of 2023, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the Fiscal Year of 2023, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2022, as well as those identified in the audit planning for the fiscal year of 2023, discussing them from the phase of planning and throughout the year.

Throughout the Fiscal Year of 2023, the COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the Fiscal Year of 2023.

3.4.2. "Other Services" Conducted by the Independent Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the Independent Audit of the Financial Statements, are executed in accordance with the independence policy of the auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit.

The "Other Services" performed by KPMG in the Fiscal Year of 2023 included:

- Bradesco Europa (Addendum - Long-Form Report);
- Bradesco Bank (Tax Compliance);
- Banco Bradesco - (ECF);
- Banco Bradesco - (Training);
- Bradesco Europa - (Assurance);
- Banco Bradesco and Grupo Bradesco Seguros – (Reports – ESG Management and Engagement, Annual Sustainability);
- Mediservice Operadora de Planos de Saúde and Bradesco Saúde – Health Plan Administrator (Risk Weighting Factor/Others);
- Bradesco Europa – (Regulatory Service. Assurance Report);
- Banco Digio – (Reasonable Assurance – Compliance with Operational Regulation C3 – Register Institution);
- Bradesco Saúde – (Due diligence);
- Bradesco and Ágora Corretora – (Accounting Reports);
- Odontoprev – (Compliance Tax); and
- Bradescard México – (Assurance).

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.5. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approves the Annual Audit Plan and any relevant updates made throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct in customer relationship and compliance, financial and operational resilience.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation of the internal audit for the fiscal year of 2023 was conducted by the COAUD and will be submitted to the Board of Directors in the presentation of the Annual Report of the activities of the internal audit.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

COAUD has access to all Risk Matrices of the Bradesco Organization dependencies, allowing the monitoring of the high and very high risks treated in each Matrix, strengthening the timely view of operations versus controls versus risks.

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the Fiscal Year of 2023 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes, Management and Independent Auditor's reports	Principal accounting policies, practices and general criteria adopted: • Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG); • Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB; Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2023 and September 30, 2023, and of the Financial Statements for the half ended on June 30, 2023 and the Fiscal Year ended on December 31, 2023, to assess the aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together; Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITRs of March 31, 2023 and September 30, 2023, half-ended on June 30, 2023, and of December 31, 2023, the annual one): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Subsidiaries	Highlight for activities related to the Grupo Bradesco Seguros and Banco Digio: throughout the Fiscal Year of 2023 we follow the main aspects associated with the preparation of the Financial Statements, including through regular discussions with the Audit Committees of the Insurance Group. In this process, COAUD exercises its attributions through monitoring meetings with the accounting records and legal requirements applicable to these organizations, as well as internal and independent auditors. On these occasions, several relevant issues of operational, legal, fiscal, tax and information technology are discussed, with emphasis on administrative structure, strategies, results, risk management, internal controls, and relevant notes by the internal audit and points of the independent auditors.

Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (ALL): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Retail and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and the expectations regarding the behavior in the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: During the Fiscal Year of 2023, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates, discount factors and expected cash flows, in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiency. The Committee follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions; Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). It had a meeting with the EY Independent Audit responsible for the Actuarial Audit at Grupo Bradesco Seguros. Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered hedging operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.

Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports of the auditor on the ITRs (reference dates: March 31, 2023 and September 30, 2023) and Financial Statements (the semiannual one, of June 30, 2023) and the Fiscal Year ended on December 31, 2023 before the auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2023: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the Fiscal Year of 2023, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.
Relationship	Meetings with the COAUD: The Executive Board of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2023, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, Corporate Security, AIGL, Independent Audit and business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the

	compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Monitored the evolution of the different loan portfolios. Special attention was given to the alignment of the Sustainability (ESG)-related strategy and to the loan concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman); Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE); Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Credit Concession, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (individuals, companies, and their respective segments, modality and sector of the economy). The sufficiency of provision (see the specific ALL topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Retail portfolios and movement of the Corporate Debt ratings.

Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and funding of terrorism. Term of Commitment with the Central Bank of Brazil - FEES: Follow-up by COAUD of the commitments entered into the said Term, in particular considering that: • In September 2023, the Audit and General Inspectorate - AIGL confirmed that there was effectively the cessation of the collection procedures as described in the "Commitment Term". (**First Report);** • AIGL issued a Semiannual Report in January 2024 (**2nd Report)** and forwarded it to Bacen, on compliance with the obligations provided for in clauses 2 and 4 and in paragraphs 2, 3 and 6 of the clause 8. By July 16, 2024, AIGL must carry out a new assessment and forward the **3rd Report** to Bacen. Reasonable Assurance by the contracted Independent Audit, with the preparation of a **single Report** scheduled for September 15, 2024.
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the

	Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.
Emerging issues and future challenges with relevant potential impact	
IFRS 9 – Accounting for financial instruments: operational, financial and tax aspects	Full implementation of IFRS 9 – Accounting of financial instruments and tax treatment: The Committee is monitoring the draft implementation, as of January 1, 2025, of the requirements of CMN Resolution No. 4,966 of November 25, 2021, which, among other things, repealed CMN Resolution No. 2,682 of 1999, and it established new criteria for the Allowance for Loan Losses – ALL, in accordance with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. It should be noted that IFRS 9 has been fully adopted since January 2018 for the preparation of the Consolidated Financial Statements. However, Bacen's requirement requires adaptations, adjustments and development of specific tools and models at the individual level for all institutions subject to the supervision of that body. In essence, IFRS 9 requires allowance for loan losses based on the expected loss model, while extending the scope of loan instruments subject to the constitution of provision. We recall that, pursuant to Resolution No. 2,682 of 1999, only loan operations, instruments with loan characteristics, leasing and guarantees provided are subject to the constitution of provision. As of 2025, as set out in CMN Resolution No. 4,966 of 2021, all financial assets, including securities, guarantees provided, loan commitments and unacknowledged exposures in off-balance sheet accounts, should form the basis for the allowance for expected losses. Additionally, the provision becomes prospective, constituted on the basis of the expected credit risk, measured according to the probability of delinquency and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments as well as the value of guarantees and sureties linked to the operation. The potential individual impact of the implementation of CMN Resolution No. 4,966, of 2021, will depend on several factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, the behavior of the economy, and segments in which the institution operates, the volume of operations currently not considered for ALL constitution purposes and the current level of provision maintained by the institution. In the tax field, Law No. 14,467, of 2022, changed the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned CMN Resolution No. 4,966 of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model.
GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The Committee monitored the implementation by Grupo Bradesco Seguros – GBS, of the requirements set out in IFRS 17, occurred on January 1, 2023, for purposes of preparing Consolidated Financial Statements, as required by the Bacen, the CVM and the SEC (even though SUSEP and ANS do not establish the obligation for domestic purposes). The COAUD continues to focus its attention on the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are extensive and potentially culminate with strategic impacts on the insurance business. The Management of GBS regularly presented details about the impact on the Financial Statements. These discussions were complemented by discussions with the Independent Auditor. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit and the impact of the IFRS 17 on the Financial Statements, as

	well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors).
Grupo Bradesco Seguros – Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS permanently studies and evaluates the alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today.
Sustainability (ESG) and climate risk	The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve the Sustainability (ESG) reports, and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in the integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. In addition, with the promulgation by ISSB, in June 2023, of international standards with recommendations for the elaboration of the sustainability report (IFRS S1) and for climate related disclosures (IFRS S2), and the determination of the CVM for its observance in Brazil (first country to adopt such standards) with the publication of CVM Resolution No. 193, of October 20, 2023, and considering that Bacen was already in the process of adopting TCFD's recommendations, with the aim of identifying, quantifying and disclosing such risks, as well as developing measures and metrics for monitoring the progress and commitments made by organizations, the theme gained even more relevance for COAUD monitoring. The integration of social, environmental and climate factors in risk management, which is part of the Organization's strategy, demands the constant monitoring of COAUD. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the Fiscal Year ended on December 31, 2023 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that could culminated in review or new significant judgments, considering the macroeconomic environment and the characteristic of such assets, and COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "remote", "possible" and "probable", agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD confirmed that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to the management of liabilities pegged to the IGPM and monitors the project in development for the deployment of the IFRS 9 – Accounting for Financial Instruments, focusing on the transition and on strategic implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the Fiscal Year ended on December 31, 2023, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2023

The macroeconomic environment in Brazil continues to present important challenges, mainly due to the inflation behavior, the concerns with maintaining the fiscal balance, and the evolution of the basic interest rate by Bacen, which despite the reductions that occurred during the second half of 2023, it also indicates the maintenance of restrictive monetary policy throughout the fiscal year of 2024, aiming at achieving the inflation target established by the CMN.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in the macroeconomic environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS 9 for all financial instruments and the tax and regulatory capital treatment and the evolution of the internal control activities of the Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit, for the consideration of the adjustments required due to the evolution of the effects of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the Committee Supervising Risk, Regulations and Compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable

Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

In the context of technological evolution, a topic that has demanded the attention of the Committee concerns the processes, risks, controls, governance and opportunities arising from the use of Artificial Intelligence (AI) and machine learning (ML) as fundamental in various areas of the Organization, enabling the performance of activities with greater precision, speed and efficiency, among other attributes. In addition to the automation of operational tasks, the use of AI tends to spread significantly and quickly to actions, such as fraud detection and suspicious money laundering transactions, prevention of cyberattacks, compliance, simulations, decision-making support and risk management, among others.

Finally, considering the growing expectations related to Sustainability (ESG), with the acceleration on the establishment of standardized requirements of disclosure enacted by the International Sustainability Standards Board – ISSB, imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, dated 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, the Committee will continue to monitor improvements in the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit.

In this context, will continue to monitor the scenario of Sustainability (ESG) reports and will assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, São Paulo, February 6, 2024.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)
AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)
PAULO RICARDO SATYRO BIANCHINI
(Member)
JOSÉ LUIS ELIAS
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2023 and, based on: (i) in meetings held with KPMG Auditores Independentes, in its reports and in its Opinion of this date; (ii) in meetings held with the Audit Committee and in its reports; (iii) in the analysis of documents and, substantially, in the information received; and (iv) in periodic meetings with Bradesco's administrators and area managers, concluded that the documents examined adequately reflect Bradesco's equity and financial situation as of December 31, 2023 and ratifies the Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses, structured in compliance with the internal and external standards to which they are subject.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 6, 2024.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

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bradesco

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